Form 20-F
period 2024-12-31
Uni-Fuels Holdings Ltd
filed 2025-04-22
CIK 2021688

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2024

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report _________________________

For the transition period from __________________ to_____________________________

Commission file number 001-42469

Uni-Fuels Holdings Limited
(Exact name of Registrant as specified in its charter)

N/A
(Translation of Registrant’s name into English)

Cayman Islands
(Jurisdiction of incorporation or organization)

15 Beach Road, Beach Centre #05-07 Singapore 189677
(Address of principal executive offices)

Koh Kuan Hua, Chief Executive Officer 15 Beach Road, Beach Centre #05-07 Singapore 189677 +65 6027 1250
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A Ordinary Shares, par value US$0.0001 per share	UFG	The Nasdaq Stock Market LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 7,350,000 Class A Ordinary Shares and 22,650,000 Class B Ordinary Shares as of December 31, 2024.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☐ Yes ☒ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

☐ Yes ☒ No

Note – Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

☒ Yes ☐ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

☒ Yes ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer, “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Non-accelerated filer ☒
Accelerated filer ☐	Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive- based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐ Yes ☒ No

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

☐ Yes ☐ No

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This annual report contains forward-looking statements that involve substantial risks and uncertainties. In some cases, you can identify forward-looking statements by the words “may,” “might,” “will,” “could,” “would,” “should,” “expect,” “intend,” “plan,” “goal,” “objective,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “continue” and “ongoing,” or the negative of these terms, or other comparable terminology intended to identify statements about the future. These statements involve known and unknown risks, uncertainties and other important factors that may cause our actual results, levels of activity, performance or achievements to be materially different from the information expressed or implied by these forward-looking statements. The forward-looking statements and opinions contained in this annual report are based upon information available to us as of the date of this annual report and, while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. Forward-looking statements include statements about:

●	timing of the development of future business;

●	capabilities of our business operations;

●	expected future economic performance;

●	competition in our market;

●	continued market acceptance of our services and products;

●	protection of our intellectual property rights;

●	changes in the laws that affect our operations;

●	inflation and fluctuations in foreign currency exchange rates;

●	our ability to obtain and maintain all necessary government certifications, approvals, and/or licenses to conduct our business;

●	continued development of a public trading market for our securities;

●	the cost of complying with current and future governmental regulations and the impact of any changes in the regulations on our operations;

●	managing our growth effectively;

●	projections of revenue, earnings, capital structure and other financial items;

●	fluctuations in operating results;

●	dependence on our senior management and key employees; and

●	other factors set forth under “Risk Factors.”

You should refer to the section titled “Risk Factors” for a discussion of important factors that may cause our actual results to differ materially from those expressed or implied by our forward-looking statements. As a result of these factors, we cannot assure you that the forward-looking statements in this annual report will prove to be accurate. Furthermore, if our forward-looking statements prove to be inaccurate, the inaccuracy may be material. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by us or any other person that we will achieve our objectives and plans in any specified time frame, or at all. We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

You should read this annual report and the documents that we reference in this annual report completely and with the understanding that our actual future results may be materially different from what we expect. We qualify all of our forward-looking statements by these cautionary statements.

PART I

Item 1. Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

3.A. [Reserved]

3.B. Capitalization and Indebtedness

Not applicable.

3.C. Reasons for the Offer and Use of Proceeds

Not applicable.

3.D. Risk Factors

Risks Related to Our Business

Our Group does not have a long operating history as an integrated group.

Our Company was incorporated as a holding company on March 8, 2024. While the businesses of our subsidiary have been in operation since October 2021, we do not have a long history of running an integrated group with standardized policies and procedures as compared to our competitors and on which our past performance may be judged. Given our limited operating history and the rapidly evolving market in which we compete, we may encounter operational, financial and other difficulties as we establish and expand our operations, product and service developments, sales and marketing, technology and general and administrative capabilities.

We may incur losses in the future.

For the years ended December 31, 2024, 2023 and December 31, 2022, the Company recorded net income of US$171,597, US$1,211,787 and US$1,977,132, respectively. We anticipate that our operating expenses, together with the increased general administrative expenses of a public company, will increase in the foreseeable future as we seek to maintain and continue to grow our business, attract potential customers and further enhance our service offerings. These efforts may prove more expensive than we currently anticipate, and we may not succeed in increasing our revenue sufficiently to offset these higher expenses. As a result of the foregoing and other factors, we may incur net losses in the future and may be unable to achieve or maintain sufficient cash flows or profitability on a quarterly or annual basis for the foreseeable future.

Our historical financial and operating results are not a guarantee of our future performance.

Our annual and periodic financial results vary from year to year and from period to period, in response to a number of factors that we cannot predict, such as general business outlook and sentiment, economic market conditions, employment rates, inflation and interest rates and consumer confidence. As such, we believe that our annual and periodic financial results are not a guarantee of our future economic performance and undue reliance should not be placed on such results for future speculative purposes.

Global economy and international trade conditions are critical factors affecting the demand for marine fuel, and a decline in international trade could adversely affect our business, financial condition and results of operations.

Global demand for marine fuels is primarily driven by the level of activity in the shipping industry, in particular the number of active vessels at sea. Economic downturns in one or more countries or regions, particularly in Asia, the United States, European Union and other countries or regions with consumer-oriented economies, have in the past, and could in the future, reduce international trade volumes, which directly affects the demand for shipping services, and, in turn, the demand for marine fuel. The downturns in global economy or reductions in international trade volume may reduce the demand for marine fuels which could adversely affect our business, financial condition and results of operations.

We may not be successful in expanding our business operations consistent with our strategies.

Our future growth will depend on our ability to successfully implement our strategies and there can be no assurance that we will be able to grow our business as currently anticipated. Our future growth depends on a number of factors, including our ability to identify and capitalize on business opportunities that are in line with our strategies. We may decide to alter or discontinue aspects of our business strategies should the market develop differently than we have anticipated. As a result, our failure to execute our strategies successfully could adversely affect our business, financial condition and results of operations.

Marine fuels prices may fluctuate due to factors out of our control. Any significant increase in marine fuels price may adversely affect our working capital requirements and financial condition. These factors include, among others, global economic conditions, changes in global crude oil prices, expected and actual supply of and demand for marine fuel, political conditions, changes in laws and regulations related to environmental matters (including those mandating or incentivizing alternative energy sources or otherwise addressing global climate change), changes in pricing or production controls by the Organization of the Petroleum Exporting Countries (OPEC), technological advances affecting energy consumption and supply, energy conservation efforts, price and availability of alternative fuels, and weather.

The fluctuations in marine fuels prices, which are out of our control, may affect our working capital requirements. Since our operation scale is limited by our working capital, for a given period of time, if the marine fuels prices increase substantially as a result of policies or controls imposed by the relevant regulatory authorities, we could purchase lesser marine fuels from our suppliers with the same level of financial resources and same trade credit offered by our suppliers. We are therefore vulnerable to such unfavorable changes in government policies or controls on marine fuels prices. In the event that there is a significant increase in the price of marine fuel, we might require additional working capital in order to fulfil our customers’ purchasing requirements.

To ensure a positive gross profit for each transaction for our marine fuels reselling business, we price our sales on a “cost plus mark-up” basis, i.e. our sales margin, being the difference between the selling price per metric ton of marine fuels sold to our customers and the corresponding purchase cost from our suppliers. Therefore, we will be able to generate more profit when we resell more marine fuels products in terms of quantity. If the marine fuels price increases significantly and we cannot obtain sufficient financial resources and improve our cash flow in time to ensure we can procure similar amount of marine fuels from our suppliers, we may not be able to deliver as much marine fuels to customers as we could when the marine fuels price is at a relatively low level and our profitability may be adversely affected, and the requirement for additional working capital may tighten our operating cash flows, which may in turn adversely affect our financial condition.

We are exposed to the risk that our competitors may undercut marine fuels prices, which would adversely affect our Group’s business and financial results.

If our competitors undercut marine fuels prices to increase their market share and we fail to effectively compete with them, customers may choose to procure marine fuels supply from such competitors, causing a shortfall in our revenue that would adversely affect our business and financial results due to such intensified competitive environment.

We may be exposed to the credit risks of our customers while we remain subject to satisfying payment obligations to our suppliers, which would adversely affect our financial condition.

Our financial position and profitability are dependent to a large extent on the creditworthiness of our customers and their ability to settle the outstanding amount owed to our Group in accordance with the credit periods we have granted to them. The payment terms of our customers typically range from 30 to 60 days. Meanwhile, the payment terms to our suppliers range from cash on delivery to 30 days.

Should we experience any delays or difficulties in collecting payments from our customers, while remaining obligated to satisfy our ongoing payment obligations to our suppliers, we may be required to consider alternative sources of financing and/or defer on our own payment obligations. This may have a negative impact on the cash flow of our Group and we may have insufficient working capital to run our day-to-day operations.

The failure of timely delivery of marine fuels to our customers would adversely affect our Group’s reputation, business, financial condition and results of operations.

Marine fuels suppliers are responsible for handling the physical distribution of marine fuels to customers. The failure of third parties to physically deliver the marine fuels in accordance with the contractual terms would arise from various causes, including but not limited to, interruption of their business, such as, bunker barge engine failure with no alternative bunker barges available. We might need to arrange another supplier to handle the physical delivery of marine fuel, which may cause delay in meeting our customer’s requirements. In the event that no other supplier is available to handle the physical delivery, our relationship with our customers may be adversely affected and we may be subject to claims and other liabilities, which, in turn, would have an adverse effect on our business, financial condition and results of operations.

We believe that the reputation we have built over the years serves a significant role in attracting customers and securing our customers’ orders. Whether or not we can maintain or promote our reputation depends largely on our ability to provide marine fuels supply to our customers in a timely manner. If we fail to meet their needs or are unable to deliver marine fuels requested by them at the designated port in a timely manner, our customers may no longer perceive our services to be of a high quality and our reputation would be adversely affected. This will, in turn, adversely affect our business, financial condition and results of operations.

Material disruptions in the availability or supply of marine fuels would have an adverse effect on our business, financial condition and results of operations.

Our business depends on our ability to successfully source and arrange physical delivery of marine fuels to our customers’ vessels. There are a number of factors out of our control that would materially disrupt the availability or supply of marine fuels or our ability to arrange physical delivery in a timely manner. If our suppliers do not have sufficient supply of marine fuels at designated ports to meet our customers’ needs and we cannot find any alternative suppliers, we may lose our customers, which may adversely affect the profitability of our business.

If the marine fuels we purchase from our suppliers fail to meet the contractual quality specifications we have agreed to supply to our customers, it would have an adverse effect on our business, financial condition and results of operations.

We source marine fuels from various suppliers. Although we take measures to ensure the quality of the marine fuels that we supply, if the marine fuels that we arrange for supplying our customers’ vessels fail to meet the specifications we have agreed to with our customers, we would incur significant liabilities should a customer initiate a claim or a lawsuit against us and we are unable to initiate a claim or a lawsuit against our suppliers. We may not always have effective remedies available to us against our suppliers if they supply marine fuels that fail to meet contractual specifications, and any attempt to enforce our rights would be costly and time consuming. It would also harm our relationships with our customers, jeopardize our reputation and expose our Group to potential claims. As a result, our financial condition and results of operations would be adversely affected.

We may be exposed to the risk of our customers not fulfilling their performance obligations, which would adversely affect our Group’s reputation, business, financial condition and results of operations.

We derive our profits from our reselling business by charging a sales margin on top of our costs of purchase for each ton of marine fuels we supply to our customers. There may be instances where we may be exposed to unwarranted risk because our customers default on their performance obligations, such as in the event of a cancellation of supply. In such circumstances, we will pass the costs associated with the non-performance to our customers as per the terms of our sales agreement. However, there is no guarantee that our customers will compensate us in accordance with the terms of our sales agreement. In the event we are unable to collect compensation from our customers, we may seek alternative remedies to resolve such issues with our customers, which may include legal action. In this instance, if the market price of marine fuels drops below the price we paid to our supplier, we could incur losses. Depending on the severity of our customers’ non-performance, our relationship with our suppliers and our reputation in the marine fuels market may be jeopardized. To mitigate this, we may need to compensate our suppliers, even if it means incurring losses, thus, adversely affect our Group’s reputation, business, financial condition and results of operations.

We are exposed to concentration of credit risk with respect to accounts receivable.

As of December 31, 2024, there was one customer whose receivables accounted for 10% or more of our total balances of accounts receivable and it accounted for approximately 12% of the total balances of receivables from customers. As of December 31, 2023, there was one customer whose receivables accounted for 10% or more of our total balances of accounts receivable and it accounted for approximately 15% of the total balances of receivables from customers. As of December 31, 2022, two customers collectively accounted for a significant portion of the Group’s total balances of accounts receivable, representing approximately 65% and 29% of the total balances of receivables from customers, respectively. All accounts receivable for the fiscal year ended December 31, 2023 and 2022 had been collected subsequently. The aforementioned single customer from 2023 was not one of the two customers from 2022. Of these four customers, only the customer who accounted for 65% of the total balances of receivables from customers as of December 31, 2022 is a related party (i.e. Sea Oil Petroleum Pte Ltd). Dependence on a limited number of customers for a substantial portion of receivables increases our vulnerability to credit risk. Any adverse developments, such as deterioration in the financial health of these key customers, payment delays, or defaults, could negatively impact our cash flows, liquidity, and financial performance. We also cannot assure you that we will not see less concentration of accounts receivable in the future. In such case, if any of these customers defaults on its payment obligations to us, we will not be able to recover the related accounts receivable, and our business, financial condition and results of operations may be materially and adversely affected.

We source marine fuels from a limited number of third-party vendors, and the loss of any of these vendors would negatively impact our business.

We did not enter into any long-term written agreements or supply contracts with our vendors for the years ended December 31, 2024, 2023 and 2022. Instead, our transactions are executed through individual purchase orders on a per-transaction basis. As such, there is no long-term supply commitments from our vendors and they are not contractually obligated to supply to us a fixed quantity of marine fuels over any specific period. Although we do not enter into written agreements or supply contracts, we source marine fuels from a limited number of third-party vendors. For the year ended December 31, 2024, one vendor accounted for 10% or more of the Group’s cost of revenues. Cost of revenues charged by the vendor for the year ended December 31, 2024 represented 17% of the Group’s cost of revenues for that year. For the year ended December 31, 2023, one vendor accounted for 10% or more of the Group’s cost of revenues. Cost of revenues charged by the vendor for the year ended December 31, 2023 represented 13% of the Group’s cost of revenues for that year. For the year ended December 31, 2022, two vendors accounted for 10% or more of the Group’s cost of revenues. Cost of revenues charged by these two vendors for the year ended December 31, 2022 represented 60% and 25% of the Group’s cost of revenues for that year, respectively. Due to concentration of vendors, any interruption of the operations of our vendors, any failure of our vendors to accommodate our fast growing business scale, any termination or suspension of our supply arrangements, any change in cooperation terms, or the deterioration of cooperative relationships with these vendors may materially and adversely affect our results of operations. We cannot assure you that we would be able to find replacement vendors on commercially reasonable terms or a timely basis.

We are exposed to risks in connection with our use of derivatives, which, if not properly managed, could have a material adverse effect on our business, financial condition and results of operations.

We may be exposed to fluctuating marine fuels prices primarily arising from varying derivative instruments such as hedging an index related swap for certain transactions that we enter with our customers and our suppliers. These swaps allow us to manage price risk by locking in future prices based on market indices. However, we may be exposed to risks when the physical marine fuels products that we buy or sell do not correspond exactly with the underlying swap such as the product type, tenor and quantity. For instance, we may be exposed to losses in the event the actual delivered quantity of the physical marine fuels product is lesser than the quantity of the swap position we have originally traded, and the current value of the swap is lower than the price we originally entered into. We may also be subjected to margin calls in the event of excessive price movements that is trading against our favor, thus, negatively impact our operating cash flow. As a result, our business, financial condition and results of operations would be adversely affected.

Our business is dependent on our ability to obtain financing to meet our working capital requirements and fund our future growth.

We require a significant amount of working capital to operate our business and fund our future growth. We rely on credit arrangements with financial institutions and suppliers as a significant source of liquidity for our working capital requirements beyond our operating cash flow. Our principal sources of liquidity to finance our day-to-day operations are from the financing provided by a financing institution, our Major Shareholders and cashflow from operating activities. We have obtained facilities from Bangkok Bank Public Company Limited Singapore Branch with an aggregate limit of US$1,500,000. As of December 31, 2024 and December 31, 2023, only the trade financing facilities were drawn down, which amounted to US$1,510,249 and US$1,195,149, respectively. As of October 2024, the facility we received from Bangkok Bank Public Company Limited Singapore Branch is no longer active and we have obtained a banking facility with United Overseas Bank Limited for an aggregate limit of US$4,000,000. We believe that substantial tightening of credit available from our suppliers or the global credit markets could affect our ability to obtain credit as and when we need it on commercially reasonable terms or at all and, consequently, could require us to scale back our operations and negatively affect our future development and growth. Even if we are able to obtain financing, the restrictions creditors may place on our operations and our increased level of indebtedness could limit our operational freedom, adversely affecting our business, financial condition and results of operations.

Failure to adapt to market trends in the marine fuels industry would adversely affect our business.

Alternative fuels, such as liquefied natural gas (“LNG”), biofuel, methanol and ammonia are almost free of sulfur or sulfur free and can be used alone or either in combination with conventional marine fuels to achieve decarbonization of shipping transportation and the enhancement of environmental protection. Governments could enact legislation or regulations that attempt to control or limit greenhouse gas emissions such as carbon dioxide. Such laws or regulations could impose costs tied to carbon emissions, operational requirements or restrictions, or additional charges to fund energy efficiency activities. They could also provide a cost advantage to alternative fuels, impose costs or restrictions on end users of marine fuel, or result in other costs or requirements, such as costs associated with the adoption of new infrastructure and technology to respond to new mandates. The options to comply with tightened environmental protection laws may include switching to alternative fuels such as LNG, biofuel, methanol and ammonia.

If alternative fuels such as LNG, biofuel, methanol and ammonia become the major marine fuels in the future, there is no assurance that we would be able to adapt to such trends and our business and financial results would be adversely affected.

Greenhouse gas emissions or other legislation or regulations intended to address climate change could increase our operating costs, adversely affecting our financial results, growth, cash flows and results of operations.

National, regional and/or state legislative and/or regulatory initiatives may attempt to control or limit the causes of climate change, including greenhouse gas emissions, such as carbon dioxide and methane. Such laws or regulations could impose costs tied to greenhouse gas emissions, operational requirements or restrictions, or additional charges to fund energy efficiency activities. They could also provide a cost advantage to alternative energy sources, impose costs or restrictions on end users of marine fuel, or result in other costs or requirements, such as costs associated with the adoption of new infrastructure and technology to respond to new mandates. The focus on climate change could adversely impact the reputation of fossil fuel products or services. The occurrence of the foregoing events could put upward pressure on the cost of marine fuels relative to other energy sources, increase our costs and the prices we charge to customers, reduce the demand for marine fuels or cause fuel switching to other energy or energy saving sources, and impact the competitive position of marine fuels and the ability to serve new or existing customers, adversely affecting our business, results of operations and cash flows.

The risk of disintermediation in the marine fuels industry chain could materially and adversely affect our business, results of operations, financial condition and business prospects.

We operate as an integrated service provider of marine fuels solutions through our reselling and brokering operating models, where we provide one-stop marine fuels solutions through our global supply network for customers who purchase marine fuels products in different regions around the world. We believe we play an important role in the supply chain of the marine fuels industry primarily because we are able to aggregate the demand of marine fuels products in different regions around the world, which allows our suppliers, in particular physical distributors, to focus on their core business activities of transacting larger volumes of recurring transactions in the areas where they operate, while we manage the complicated downstream marine fuels distribution activities of reselling and marketing to numerous shipping companies located in different countries of varying scales and sizes, granting trade credit to customers, providing market intelligence, and operational expertise.

However, there is no guarantee that such industry landscape will continue to persist or that our suppliers or customers will continue to rely on us as a reseller and broker to sell or procure the desired marine fuels products. If, for whatever reasons, our customers decide to bypass us to buy marine fuels products directly from our marine fuels suppliers, disintermediation would be created and our value as a reseller and broker in the supply chain would be diminished. Our business, results of operations, financial condition and business prospects would be materially and adversely affected should there emerge such trend of disintermediation.

Industry consolidation may give our competitors advantage over us, which could result in a loss of customers and/or a reduction of our revenue.

Some of our competitors have made or may make acquisitions or enter into partnerships or other strategic relationships in order to offer more comprehensive services or achieve greater economies of scale. In addition, new entrants not currently considered competitors may enter our market through acquisitions, partnerships or strategic relationships. Many potential entrants may have competitive advantages over us, such as greater name recognition, longer operating histories, more varied services and larger marketing budgets, as well as greater financial, technical and other resources. Industry consolidation may result in practices that make it more difficult for us to compete effectively, including on the basis of price, sales and marketing programs or services functionality. These pressures could result in a reduction in our revenue.

Significant fluctuations in foreign exchange rates could materially affect our results of operations.

Nearly all of our revenues and costs of sales are denominated in U.S. dollars. However, payments of local operating costs, office rental, local taxes and local employee compensation may be denominated in the local currency. From time to time, we may also pay certain of our suppliers in the local currency. As our consolidated financial statements are prepared in U.S. dollars, we face a currency translation risk to the extent that the assets, liabilities, revenues and expenses of our subsidiaries are denominated in currencies other than the U.S. dollar. Our largest exposure is Singapore dollars since our operating expenses are denominated in Singapore dollars. Significant fluctuations in foreign exchange rates could have a material adverse effect on our business, financial condition and results of operations.

Our suppliers may source their marine fuels products from sanctioned countries, which could have a material adverse effect on our business, financial condition, and results of operations.

We are a reseller and broker of marine fuels products based in Singapore and we source our marine fuels products from physical distributors located in different regions around the world. However, although we have conducted and will continue to conduct due diligence on our suppliers, there is no guarantee that our suppliers will not source their marine fuels products from sanctioned countries. Sanctions are typically imposed as a tool of foreign policy and may target countries that engage in activities that are perceived as a threat to international peace and security. These activities may include, but are not limited to, human rights abuses, nuclear proliferation, terrorism, or other illegal activities. Such sanctions may be imposed by the United Nations, the European Union, or the United States government, among others, and may prohibit or restrict trade with certain countries or entities, including those engaged in human rights abuses, terrorism, or other illegal activities. If our suppliers violate such sanctions by sourcing marine fuels products from sanctioned countries, it may cause adverse impact on the stability of our marine fuels supply, which could adversely affect our overall results of operations and financial condition. In addition to the operational and financial consequences, violations of sanctions can also lead to reputational damage. Our customers, investors, shareholders and other stakeholders may perceive us as a company that engages in unethical or illegal activities, which could have a negative impact on our business operations and relationships. This, in turn, could lead to a loss of customers, a decline in revenue, and a decrease in our share price. We have adopted various measures to mitigate this risk. However, there can be no assurance that we will be able to completely eliminate this risk.

Any lack of requisite approvals, licenses or permits applicable to our business, or any non-compliance with relevant laws and regulations, may have a material and adverse effect on our business, financial condition, results of operations and prospects.

Our business is subject to governmental supervision and regulation by various Singapore governmental authorities including, but not limited to, Workplace Safety and Health Act 2006 of Singapore, Workplace Safety and Health (General Provisions) Regulations of Singapore, Workplace Safety and Health (Risk Management) regulations of Singapore, amongst others. Such government authorities promulgate and enforce laws and regulations that cover a variety of business activities that our operations concern, such as trading of marine fuel, among other things. These regulations in general regulate the entry into, the permitted scope of, as well as approvals, licenses and permits for, the relevant business activities.

In addition to obtaining necessary approvals, licenses and permits for conducting our business, we must comply with relevant laws and regulations. Our businesses are subject to various and complex laws and regulations, extensive government regulations and supervision. We may not be fully informed of all and new requirements under relevant laws and regulations in a timely manner, and even if we become aware of new requirements, due to uncertainties in their interpretations and implementation, it will be difficult for us to determine what actions or omissions would be deemed as violations of applicable laws and regulations. We may also not be able to respond to evolving laws and regulations and take appropriate action in time to adjust our business model. As a result, we may be in violation or non-compliance with such laws and regulations.

Due to the uncertainties in the regulatory environment of the industries in which we operate, there can be no assurance that we have obtained or applied for all the approvals, permits and licenses required for conducting our business and all activities in Singapore, or that we would be able to maintain our existing approvals, permits and licenses or obtain any new approvals, permits and licenses if required by any future laws or regulations. If we fail to obtain and maintain approvals, licenses or permits required for our business, or to comply with relevant laws and regulations, we could be subject to liabilities, fines, penalties and operational disruptions, or we could be required to modify our business model, which could materially and adversely affect our business, financial condition and results of operations.

Also, failure of the Company to comply with industry regulations, such as the International Convention for the Prevention of Pollution from Ships (“MARPOL”), even if not mandatory, could result in reputational damage. Non-compliance may also lead to increased regulatory scrutiny, operational disruptions, and loss of customer trust. These consequences could have a material adverse effect on our financial condition, results of operations, and reputation.

Any damage to the reputation and recognition of our brand name, including negative publicity against us, may materially and adversely affect our business operations and prospects.

We use our trade name “Uni-Fuels” as our brand, which plays a critical role in our business operations. It serves as our unique identifier in the market and represents not only our products and services but also the goodwill and network we have built over time. We depend on our reputation and brand name in many aspects of our business operations. As “Uni-Fuels” gains recognition, we believe it would create a network effect – customers would recommend us to others, suppliers would recognize our brand, and industry partners would collaborate more readily. However, we cannot assure you that we will be able to maintain a positive reputation or brand name for all of our products and services in the future. Our reputation and brand name may be materially and adversely affected by a number of factors, many of which are beyond our control, including:

●	adverse associations with third party suppliers from whom we procure marine fuels, including with respect to the quality of their marine fuels;

●	lawsuits and regulatory investigations against us or otherwise relating to our services or industry;

●	improper or illegal conduct by our employees, suppliers and others parties, that is not authorized by us; and

●	adverse publicity associated with us, our services or our industry, whether founded or unfounded.

Moreover, fuel spills by other industry participants or other environmental incidents may garner negative press, potentially casting a shadow over the entire marine fuel industry. Such incidents could lead to heightened regulatory scrutiny, increased operational costs, and damage to the industry’s reputation, all of which may adversely affect our financial performance and stock price.

Any damage to our brand name or reputation as a result of these or other factors may cause our services to be perceived unfavorably by customers and the existing and prospective employees, suppliers and others parties, and our business operations and prospects could be materially and adversely affected as a result.

Our insurance may not provide adequate coverage for all potential losses and claims relating to our business operations and/or assets, and any uninsured losses incurred, may be substantial and therefore adversely affect our operations and financial results.

We maintain insurance coverage against, among other things, physical property of the Company, public liability insurance such as fire insurance, insurance for work injury that also includes third party bodily injury that occurs within our office premises, medical insurance policies that cover outpatient, hospitalization, surgical and dental, personal accident insurance, as well as business travel insurance for our employees. However, our insurance coverage may not adequately protect us against all potential claims, damages and liabilities that we may incur in the course of our business operations, which may result in an adverse effect on our business. If we are held responsible for any damages, liabilities or losses and our insurance is insufficient or unavailable to cover the claims, there would be an adverse effect on our business, results of operations and financial position.

In addition, there is no guarantee that insurance coverage will always be available to us at economically favorable premiums (or at all) or that, in the event of a claim, the level of insurance currently maintained by us or in the future is or will be adequate or cover the entire claim/liability. We may be subject to liabilities which have not been insured adequately at all. Any uninsured risks may result in substantial costs and the diversion of resources, which could adversely affect our results of operations and financial condition.

With respect to losses which are covered by our insurance policies, it may be a difficult and lengthy process to recover such losses from insurers. In addition, we may be unable to recover the amount from the insurer. Even we are able to recover certain losses from our insurers, our premiums might increase and it might be hard for us to renew our insurance policies. Therefore, if we are held liable for uninsured losses or amounts and claims for insured losses exceeding our insurance coverage, our operations and financial results may be adversely affected.

Our future strategic acquisitions, investments and partnerships could pose various risks, increase our leverage, dilute existing shareholders and significantly impact our ability to expand our overall profitability.

Acquisitions involve inherent risks, such those relating to increased leverage and debt service requirements and post-acquisition integration challenges, which could have a material and adverse effect on our results of operations and/or cash flow and could strain our human resources. We may be unable to successfully implement effective cost controls or achieve expected synergies as a result of a future acquisition. Acquisitions may result in our assumption of unexpected liabilities and the diversion of management’s attention from the operation of our business. Acquisitions may also result in our having greater exposure to the industry risks of the businesses underlying the acquisition. Strategic investments and partnerships with other companies expose us to the risk that we may not be able to control the actions of our investees or partners, which could decrease the amount of benefits we realize from a particular relationship. We are also exposed to the risk that our partners in strategic investments and infrastructure may encounter financial difficulties that could lead to a disruption of investee or partnership activities, or an impairment of assets acquired, which could adversely affect future reported results of operations and shareholders’ equity. Acquisitions may subject us to new or different regulations or tax consequences which could have an adverse effect on our operations.

In addition, we may be unable to obtain the financing necessary to complete acquisitions on attractive terms or at all. If we raise additional funds through future issuances of equity or convertible debt securities, our existing shareholders could suffer significant dilution, and any new equity securities we issue could have rights, preferences and privileges superior to those of holders of our Class A Ordinary Shares. Future equity financings would also decrease our earnings per share and the benefits derived by us from such new ventures or acquisitions might not outweigh or exceed their dilutive effect. Any additional debt financing we secure could involve restrictive covenants relating to our capital raising activities and other financial and operational matters, which may make it more difficult for us to obtain additional capital or to pursue business opportunities. Realization of any of the foregoing risks associated with future strategic acquisitions, investments and partnerships could materially and adversely affect our business, results of operations and financial condition.

Our ability to operate effectively could be impaired if we fail to attract and retain our key management and employees.

Our success depends, in part, upon the continuing contributions of key management and employees and our continuing ability to attract, develop, motivate and retain highly qualified and skilled personnel. The loss of the services of any of our key management and employees or the failure to attract or replace qualified personnel may have a material and adverse effect on our business.

Negative publicity relating to our Group or our Directors, Executive Officers or Major Shareholders may materially and adversely affect our reputation and Share price.

Negative publicity or announcements relating to our Group or any of our Directors, Executive Officers or Major Shareholders, whether with or without merit, may materially and adversely affect the reputation and goodwill of our Group in our industry, consequently affecting our relationships with our customers and car dealers. In addition, such negative publicity may affect market perception of our Group and the performance of our Share price.

Negative publicity or announcements may include, among others, newspaper reports of accidents at our work places, unsuccessful attempts in joint ventures, acquisitions or take-overs, any involvement we may have in litigation or insolvency proceedings, and unfavorable or negative articles on any of our Directors, Executive Officers or Major Shareholders. Any claims and legal actions brought forward by our customers may also have a negative impact on our brand image. If our customers, suppliers or sub-contractors subsequently lose confidence in us, this could result in the termination of business relationships or fewer referrals or invitations to tender or quote for the services we provide or other contracts. To this end, our business, financial condition, results of operations and prospects may be adversely impacted.

We may be involved in legal proceedings arising from our business operations from time to time which adversely affect our business, financial condition and results of operations.

We are currently not involved in any legal proceedings. We may be subject to disputes with and subject to claims from our customers, suppliers, employees or third parties from time to time through the ordinary course of our business. There is no assurance that we may resolve every instance of a dispute through negotiation and/or mediation with the relevant parties involved. Legal proceedings can involve substantial costs, including the costs associated with defending ourselves or initiating legal proceedings against other parties in the interests of our Group. In the event of an unfavorable outcome from such legal proceedings, we may be liable to incur significant costs and damages which may adversely affect our business, financial condition and results of operations.

Regional or global conflicts may materially and adversely affect our business and results of operations.

The outbreak of war in Ukraine in early 2022 has already affected global economic markets, including a dramatic increase in the price of oil and gas, and the uncertain resolution of this conflict could result in protracted and/or severe damage to the global economy. Russia’s military interventions in Ukraine have led to, and may lead to, additional sanctions being levied by the United States, European Union and other countries against Russia. Russia’s military incursion and the resulting sanctions could adversely affect global energy and financial markets and thus could affect the global markets, our customers’ businesses and potentially our business. As at the date of this report, to the best knowledge of the Company, we (i) do not have any direct business or contracts with any Russian or Ukraine entity as a supplier or customer, (ii) do not have any knowledge whether any our customers or suppliers have any direct business or contracts with any Russian entity, (iii) our business segments, lines of service, projects, or operations are not materially impacted by supply chain disruptions by the war in Ukraine, and (iv) have not been financially affected by the war in Ukraine.

Similarly, the war in Gaza is unpredictable and may expand into a regional or even possibly a global conflict. To date, this newest chapter in the long Middle East conflict has not resulted in any material adverse impact on the Company, but a prolonged conflict and/or significant escalation of hostilities would likely cause disruption in international relations and global trade, which in turn would likely adversely affect our business and the price of our Class A Ordinary Shares.

The extent and duration  of the military action, sanctions and resulting market disruptions are impossible to predict, but could be substantial. Any such disruptions caused by regional or global conflicts or resulting sanctions may magnify the impact of other risks described in this section. We cannot predict the progress or outcome of the situation in any regional or global conflicts, as conflicts and governmental reactions are rapidly developing and beyond their control. Prolonged unrest, intensified military activities or more extensive sanctions could have a material adverse effect on the global economy, and such effect could in turn have a material adverse effect on our business, financial condition, results of operations, and prospects.

We do not anticipate any new or heightened risk of potential cyberattacks by state actors or others due to these regional or global conflicts, and we have not taken any actions to mitigate such potential risks. Our board of directors will continue to monitor any potential risks that might arise due to regional or global conflicts which are specific to the Company, including but not limited to risks related to cybersecurity, sanctions, and supply chain, suppliers, or service providers in affected regions as well as risks connected with ongoing or halted operations or investments in affected regions.

Tariff wars and trade uncertainties could adversely affect our operations and financial performance.

We face risks to our operations, financial condition, and results of operations from ongoing tariff wars and trade uncertainties affecting global markets. On April 2, 2025, President Trump issued an Executive Order imposing a 10% customs duty on all goods imported into the US, effective April 5, 2025, with higher duties up to 50% on imports from specific countries. Tariffs can delay or disrupt the flow of marine fuels and related products, affecting not only our ability to serve shipping companies efficiently but also complicating additional shipping services that we occasionally provide. In our sales transactions, timely delivery is paramount, and any disruptions could damage customer trust. In our brokerage business, even though third-party suppliers handle the fulfillment, any market instability could lead to reduced transaction volumes and lower commission rates. Additionally, trade-related volatility in commodity prices and foreign exchange rates could complicate financial forecasting and lead to revenue instability. There can be no assurance that we can fully counteract the adverse effects of trade disruptions. The evolving nature of global tariff policies, including the potential for further escalation or broader economic downturns, could exacerbate these challenges and have a material adverse effect on our business, financial performance, and growth prospects.

Risks specific to our brokerage services

Our revenue generated from brokerage services heavily relies on one-off commission income, and there is no guarantee of recurring sales from our existing customers.

Our revenue generated from brokerage services is primarily generated through commission for acting as intermediary between marine fuels suppliers and customers. This commission is largely one-off, and tied to each individual transaction. We have developed various marketing channels to generate recurring business from existing customers, referrals, and direct marketing. However, we cannot guarantee that we will be able to generate increasing commission from recurring customers or successfully arrange marine fuels supply between new suppliers and customers. Our commission income is vulnerable to fluctuations given the one-off nature of a large portion of our commissions, and our financial position may be negatively affected if we are unable to maintain or grow our commission income.

Our brokerage income is tied to the successful completion of transactions between suppliers and buyers, the process of which we have no control over.

The Company’s brokerage revenue hinges entirely on facilitating successful transactions between marine fuels buyers and suppliers. Any disruption in this transactional process poses a significant risk to us. For instance, if a customer encounters financial difficulties and fails to complete a transaction, the company may not receive its brokerage fee despite having invested time and resources in facilitating the deal. Similarly, if a fuel supplier experiences logistical challenges or fails to meet contractual obligations, transactions may be delayed or canceled, resulting in lost brokerage opportunities for the Company.

Moreover, the brokerage process itself can be complex and time-consuming, involving negotiation, documentation, and coordination between multiple parties. Any delays or inefficiencies in this process can not only strain customer relationships but also impact the Company’s ability to generate timely revenue. Additionally, disputes between customers and suppliers, whether related to pricing, quality, or delivery, can lead to transactional breakdowns and potential legal entanglements, further complicating the brokerage process and jeopardizing the company’s income stream.

We are subject to counterparty risks.

As an intermediary between marine fuels suppliers and customers, our brokerage business relies heavily on establishing and maintaining relationships with both suppliers and customers. There is inherent risk associated with the creditworthiness, reliability and integrity of these counterparties. Failure of a customer to fulfil payment obligations or of a supplier to deliver contracted marine fuels quantities could lead to financial losses, contractual disputes and damage to the Company’s reputation. Additionally, unforeseen events such as supplier insolvency or customer default could impact the Company’s ability to facilitate transactions effectively, thereby affecting revenue generation.

Technology and Cybersecurity Risks

Information technology failures and data security breaches could have an adverse effect on our business, financial condition and results of operations.

We rely upon our information technology and communications systems to support key business functions and the efficient operation of these systems is critical to our business. Our information technology systems, including our back-up systems and external cloud services, could be damaged or interrupted by power outages, computer or telecommunications failures, viruses, security breaches, natural disasters, and/or errors by our employees, service providers or vendors. A significant disruption in the functioning of these systems could damage our reputation, impair our ability to conduct our business, impact our credit and risk exposure decisions, cause us to lose customers, subject us to litigation and/or require us to incur significant expense to address and remediate or otherwise resolve these issues, which could have an adverse effect on our business, financial condition and results of operations.

Increased dependence on technology may hinder the Company’s business operations and adversely affect its financial condition and results of operations if such technologies fail.

The Company has implemented or acquired a variety of technological tools including both Company-owned information technology and technological services provided by outside parties. These tools and systems support critical functions including customer relationship management, contractual documentation and financial reporting, among others. The failure of these or other similarly important technologies, or the Company’s inability to have these technologies supported, updated, expanded, or integrated into other technologies, could hinder its business operations and adversely impact its financial condition and results of operations.

Although the Company has, when possible, developed alternative sources of technology and built redundancy into its computer networks and tools, there can be no assurance that these efforts would protect against all potential issues related to the loss of any such technologies.

Cyber-attacks or acts of cyber-terrorism could disrupt our business operations and information technology systems or result in the loss or exposure of confidential or sensitive customer, employee or Company information.

Our business operations and information technology systems may be vulnerable to an attack by individuals or organizations intending to disrupt our business operations and information technology systems, even though the Company has implemented policies, procedures and controls to prevent and detect these activities. We use our information technology systems to manage our marine fuels trading and brokerage operations and other business processes. Disruption of those systems could adversely impact our ability to safely deliver marine fuels to our customers or serve our customers timely. Accordingly, if such an attack or act of terrorism were to occur, our operations and financial results could be adversely affected.

In addition, we use our information technology systems to protect confidential or sensitive customer, employee and Company information developed and maintained in the normal course of our business. Any attack on such systems that would result in the unauthorized release of customer, employee or other confidential or sensitive data could have a material adverse effect on our business reputation, increase our costs and expose us to additional material legal claims and liability. If such an attack or act of terrorism were to occur, our operations and financial results could be adversely affected.

Risks Related to Doing Business in Singapore

We are subject to the laws of Singapore, which differ in certain material respects from the laws of the United States.

We are required to comply with the laws of Singapore, certain of which are capable of extra-territorial application, as well as the constitution of our Singapore operating subsidiary. In particular, we are required to comply with certain provisions of the Securities and Futures Act 2001 of Singapore (the “SFA”), which prohibit certain forms of market conduct and information disclosures, and impose criminal and civil penalties on corporations, directors and officers in respect of any breach of such provisions.

The laws of Singapore and of the United States differ in certain significant respects. The application of Singapore law, in particular, the Companies Act may, in certain circumstances, impose more restrictions on us, our directors and officers than would otherwise be applicable to U.S. corporations, including those incorporated in Delaware. For example, the Companies Act requires a director to act with reasonable degree of diligence in the discharge of the duties of his or her office and, in certain circumstances, imposes liability for specified contraventions of particular statutory requirements or prohibitions. Additionally, under the Employment of Foreign Manpower Act 1990 of Singapore, we are also required to ensure that each foreign worker employed by us has a valid work pass, and in particular, the number of foreign workers employed under certain work passes (e.g. Work Permits and S Pass holders) are subject to a quota and certain other limitations. Generally, we are also required to take out mandatory insurance for accidents which arise in the course of an employee’s employment under the Work Injury Compensation Act 2019 of Singapore.

Any adverse material changes to the Singapore market (whether localized or resulting from global economic or other conditions) such as the occurrence of an economic recession, pandemic or widespread outbreak of an infectious disease (such as COVID-19), could have a material adverse effect on our business, results of operations and financial condition.

During the fiscal years ended December 31, 2024 and December 31, 2023, all of our revenue was derived from our operations in Singapore. Any adverse circumstances affecting the Singapore market, such as an economic recession, epidemic outbreak or natural disaster or other adverse incident, may adversely affect our business, financial condition, results of operations and prospects. Any downturn in the industry which we operate in resulting in the postponement, delay or cancellation of contracts and delay in recovery of receivables is likely to have an adverse impact on our business and profitability.

Uncertain global economic conditions have had and may continue to have an adverse impact on our business in the form of lower net sales due to weakened demand, unfavorable changes in product price/mix, or lower profit margins. For example, global economic downturns may adversely impact some of our customers who are particularly sensitive to business and consumer spending.

During economic downturns or recessions, there can be a heightened competition and increased pressure to reduce brokerage and trading fees as our customers may reduce their demand for our services. If we reduce brokerage and trading fees significantly, the result could be a negative impact on our financial condition or results of operations, profitability and cash flows.

An epidemic or outbreak of communicable diseases may also adversely affect our business, financial condition, results of operations and prospects. The COVID-19 epidemic resulted in a global health crisis, causing disruptions to social and economic activities, business operations and supply chains worldwide, including in Singapore. Measures taken by the Singapore government to tackle the spread of COVID-19 have included, among others, border closures, quarantine measures and lockdown measures. As of the date of this report, the COVID-19 outbreak and related government measures did not adversely affect our business.

However, in the event of a resurgence of COVID-19, if a substantial number of our employees are infected with and/or are suspected of having COVID-19, and our employees are required to be quarantined and/or hospitalized, this may disrupt our ability to render services which may have a material adverse effect on our business operations and reputation of our Group.

We are subject to risks associated with operating in the rapidly evolving Southeast Asia, and we might therefore be exposed to various risks inherent in operating and investing in the region.

We derive majority of our revenue from our operations in countries located in Southeast Asia, and we intend to continue to develop and expand our business and penetration in the region. Our operations in Southeast Asia are subject to various risks related to the economic, political and social conditions of the countries in which we operate, including risks related to the following:

●	currencies may be devalued or may depreciate or currency restrictions or other restraints on transfer of funds may be imposed;

●	the effects of inflation within Southeast Asia generally and/or within any specific country in which we operate may increase our cost of operations;

●	health epidemics, pandemics or disease outbreaks (including the COVID-19 outbreak) may affect our operations and demand for our services. For example, if the ports in certain Southeast Asia regions do not operate, no orders will be received from customers with vessels based in those ports, which could affect our revenue; and

●	political changes may lead to changes in the business, legal and regulatory environments in which we operate. Volatile political situations in certain Southeast Asian countries could impact our business. For example, in Myanmar, following the military taking power in February 2021, there have been and continue to be mass protests and instability disrupting business activities. In Thailand, the risk of protest movements continues to exist and may increase political instability. In addition, presidential elections are due to take place Indonesia in 2024, where elections in the past have led to uncertainty, impacting markets and leading to unrest. In Malaysia, there have been several changes in the governing party in the past few years.

Any disruptions in our business activities or volatility or uncertainty in the economic, political or regulatory conditions in the markets we operate in could adversely affect our business, financial condition, results of operations and prospects.

We may be exposed to liabilities under applicable anti-corruption laws and any determination that we violated these laws could have a materially adverse effect on our business.

We are subject to various anti-corruption laws, including the Prevention of Corruption Act 1960, which prohibits any person from making improper gratification as an inducement to or reward for any person doing or forbearing to do anything in respect of any matter or transaction, or any member, officer or servant of a public body doing or forbearing to do anything in respect of any matter or transaction in which such public body is concerned. We may conduct business in countries and regions that are generally recognized as potentially more corrupt business environments. Activities in these countries create the risk of unauthorized payments or offers of payments by one of our employees or agents that could be in violation of various anti-corruption laws. We cannot provide assurance that our internal controls and compliance systems will always protect us from acts committed by our employees or agents. If our employees or agents violate our policies or we fail to maintain adequate record keeping and internal accounting practices to accurately record our transactions, we may be subject to regulatory sanctions. Violations of the Prevention of Corruption Act 1960 or other anti-corruption laws, or allegations of any such acts, could damage our reputation and subject us to civil or criminal investigations in the United States and in other jurisdictions. Those and any related shareholder lawsuits could lead to substantial civil and criminal, monetary and nonmonetary penalties and cause us to incur significant legal and investigatory fees which could adversely affect our business, consolidated financial condition and results of operations.

Risks Related to Our Ordinary Shares

An active trading market for our Class A Ordinary Shares may not develop and could affect the trading price of our Class A Ordinary Shares.

Prior to our initial public offering in January 2025 (the “IPO”), there has been no public market for our Class A Ordinary Shares. Although our Class A Ordinary Shares are listed on Nasdaq Capital Market, there can be no assurance that there will be an active, liquid public market for our Class A Ordinary Shares after the Offering. The lack of an active market may impair your ability to sell your Class A Ordinary Shares at the time you wish to sell them or at a price that you consider reasonable. The lack of an active market may also reduce the fair market value of your Class A Ordinary Shares. An inactive market may also impair our ability to raise capital to continue to fund operations by selling Class A Ordinary Shares and may impair our ability to acquire other companies or technologies by using our Class A Ordinary Shares as consideration.

The dual-class structure of our Ordinary Shares has the effect of concentrating voting control with those shareholders who held our Class B Ordinary Shares. This ownership will limit or preclude your ability to influence corporate matters, including the election of directors, amendments of our organizational documents, and any merger, consolidation, sale of all or substantially all of our assets, or other major corporate transactions requiring shareholder approval, and that may adversely affect the trading price of our Class A Ordinary Shares.

Each Class B Ordinary Share has ten votes per share, and our Class A Ordinary Shares, which are listed on Nasdaq, have one vote per share. Our Major Shareholders, which together hold 100% of our issued and outstanding Class B Ordinary Shares, own shares representing approximately 95.87% of the voting power of our outstanding Ordinary Shares. In addition, because of the ten-to-one voting ratio between our Class B and Class A Ordinary Shares, the holders of our Class B Ordinary Shares could continue to control a majority of the combined voting power of our Ordinary Shares and therefore control all matters submitted to our shareholders for approval until converted by the holders of our Class B Ordinary Shares. This concentrated control may limit or preclude your ability to influence corporate matters for the foreseeable future, including the election of directors, amendments of our organizational documents and any merger, consolidation, sale of all or substantially all of our assets or other major corporate transactions requiring shareholder approval. In addition, this concentrated control may prevent or discourage unsolicited acquisition proposals or offers for our capital stock that you may feel are in your best interest as one of our shareholders. As a result, such concentrated control may adversely affect the market price of our Class A Ordinary Shares.

Future transfers by holders of Class B Ordinary Shares will generally result in those shares converting to Class A Ordinary Shares, subject to limited exceptions as specified in our amended and restated memorandum and articles of association, such as transfers to family members and certain transfers effected for estate planning purposes. The conversion of Class B Ordinary Shares to Class A Ordinary Shares will have the effect, over time, of increasing the relative voting power of those holders of Class B Ordinary Shares who retain their shares in the long term. As a result, it is possible that one or more of the persons or entities holding our Class B Ordinary Shares could gain significant voting control as other holders of Class B Ordinary Shares sell or otherwise convert their shares into Class A Ordinary Shares.

We cannot predict the effect that our dual-class structure may have on the market price of our Class A Ordinary Shares.

We cannot predict whether our dual-class structure will result in a lower or more volatile market price of our Class A Ordinary Shares, adverse publicity or other adverse consequences. For example, certain index providers have announced and implemented restrictions on including companies with multiple-class share structures in certain of their indices. In July 2017, FTSE Russell announced that it would require new constituents of its indices to have greater than 5% of the company’s voting rights in the hands of public stockholders, and S&P Dow Jones announced that it would no longer admit companies with multiple-class share structures to certain of its indices. Affected indices include the Russell 2000 and the S&P 500, S&P MidCap 400 and S&P SmallCap 600, which together make up the S&P Composite 1500. Also in 2017, MSCI, a leading stock index provider, opened public consultations on its treatment of no-vote and multi-class structures and temporarily barred new multi-class listings from certain of its indices; however, in October 2018, MSCI announced its decision to include equity securities “with unequal voting structures” in its indices and to launch a new index that specifically includes voting rights in its eligibility criteria. Under such announced and implemented policies, the dual-class structure of our Ordinary Shares would make us ineligible for inclusion in certain indices and, as a result, mutual funds, exchange-traded funds and other investment vehicles that attempt to passively track those indices would not invest in our Class A Ordinary Shares. These policies are relatively new and it is unclear what effect, if any, they will have on the valuations of publicly-traded companies excluded from such indices, but it is possible that they may adversely affect valuations, as compared to similar companies that are included. Due to the dual-class structure of our Ordinary Shares, we will likely be excluded from certain indices and we cannot assure you that other stock indices will not take similar actions. Given the sustained flow of investment funds into passive strategies that seek to track certain indices, exclusion from certain stock indices would likely preclude investment by many of these funds and could make our Class A Ordinary Shares less attractive to other investors. As a result, the market price of our Class A Ordinary Shares could be adversely affected.

Our share price may fluctuate significantly in the future and you may lose all or part of your investment, and litigation may be brought against us.

The prices at which our Class A Ordinary Shares trade may fluctuate significantly and rapidly as a result of, among others, the following factors, some of which are beyond our control:

●	variation in our results of operations;

●	perceived prospects and future plans for our business and the general outlook of our industry;

●	changes in securities analysts’ estimates of our results of operations and recommendations;

●	announcements by us of significant contracts, acquisitions, strategic alliances or joint ventures or capital commitments;

●	the valuation of publicly-traded companies that are engaged in business activities similar to ours;

●	additions or departures of key personnel;

●	fluctuations in stock market prices and volume;

●	involvement in litigation;

●	general economic and stock market conditions; and

●	discrepancies between our actual operating results and those expected by investors and securities analysts.

There is no guarantee that our Class A Ordinary Shares will appreciate in value or even maintain the price at which you purchased the Class A Ordinary Shares. You may not realize a return on your investment in our Class A Ordinary Shares and you may even lose your entire investment in our Class A Ordinary Shares.

In addition, the stock markets have from time to time experienced significant price and volume fluctuations that have affected the market prices of securities. These fluctuations often have been unrelated or disproportionate to the operating performance of publicly-traded companies. In the past, following periods of volatility in the market price of a particular company’s securities, an investor may lose all or part of his or her investment, and litigation has sometimes been brought against that company. If similar litigation is instituted against us, it could result in substantial costs and divert our senior management’s attention and resources from our core business.

We intend to grant employee share options and other share-based awards in the future. We will recognize any share-based compensation expenses in our consolidated statements of comprehensive loss. Any additional grant of employee share options and other share-based awards in the future may have a material adverse effect on our results of operation.

We have adopted the Uni-Fuels Holdings Limited 2024 Share Incentive Plan, or the 2024 Incentive Plan, for the purpose of granting share-based compensation awards to our employees, directors and consultants to incentivize their performance and align their interests with ours. Awards may be granted under the 2024 Incentive Plan for up to 15% of the Company’s issued and outstanding Class A Ordinary Shares as of the date of our IPO or as of December 31 of the prior calendar year. As of the date of this report, no awards have been granted under the 2024 Incentive Plan. As a result of potential future grants, we expect to incur significant share-based compensation expenses in the future. The amount of these expenses is based on the fair value of the share-based awards. We account for compensation costs for all share options using a fair-value based method and recognize expenses in our consolidated statements of profit or loss and other comprehensive income. The expenses associated with share-based compensation will decrease our profitability, perhaps materially, and the additional securities issued under share-based compensation plans will dilute the ownership interests of our shareholders. However, if we limit the scope of our share-based compensation plan, we may not be able to attract or retain key personnel who expect to be compensated by options.

Certain recent initial public offerings of companies with public floats comparable to our anticipated public float have experienced extreme volatility that was seemingly unrelated to the underlying performance of the respective company. We may experience similar volatility, which may make it difficult for prospective investors to assess the value of our Class A Ordinary Shares.

In addition to the risks addressed above in “— Our Class A Ordinary Share price may fluctuate significantly in the future and you may lose all or part of your investment, and litigation may be brought against us,” our Class A Ordinary Shares may be subject to extreme volatility that is seemingly unrelated to the underlying performance of our business. Recently, companies with comparable public floats and initial public offering sizes have experienced instances of extreme stock price run-ups followed by rapid price declines, and such stock price volatility was seemingly unrelated to the respective company’s underlying performance. Although the specific cause of such volatility is unclear, our anticipated public float may amplify the impact the actions taken by a few shareholders have on the price of our Class A Ordinary Shares, which may cause our share price to deviate, potentially significantly, from a price that better reflects the underlying performance of our business. Should our Class A Ordinary Shares experience run-ups and declines that are seemingly unrelated to our actual or expected operating performance and financial condition or prospects, prospective investors may have difficulty assessing the rapidly changing value of our Class A Ordinary Shares. In addition, investors of our Class A Ordinary Shares may experience losses, which may be material, if the price of our Ordinary Shares declines or if such investors purchase shares of our Class A Ordinary Shares prior to any price decline.

Holders of our Class A Ordinary Shares may also not be able to readily liquidate their investment or may be forced to sell at depressed prices due to low volume trading. Broad market fluctuations and general economic and political conditions may also adversely affect the market price of our Class A Ordinary Shares. As a result of this volatility, investors may experience losses on their investment in our Ordinary Shares. Furthermore, the potential extreme volatility may confuse the public investors of the value of our stock, distort the market perception of our stock price and our Company’s financial performance and public image and negatively affect the long-term liquidity of our Class A Ordinary Shares, regardless of our actual or expected operating performance. If we encounter such volatility, including any rapid stock price increases and declines seemingly unrelated to our actual or expected operating performance and financial condition or prospects, it will likely make it difficult and confusing for prospective investors to assess the rapidly changing value of our Class A Ordinary Shares and understand the value thereof.

We may have conflicts of interest with our Major Shareholders and, because of our Major Shareholders’ significant ownership interest in our company, we may not be able to resolve such conflicts on terms favorable to us.

Our Major Shareholders beneficially own 69.88% of our outstanding Shares, representing 95.87% of our total voting power in the aggregate. Accordingly, our Major Shareholders are our controlling shareholder and may have significant influence in determining the outcome of any corporate actions or other matters that require shareholder approval, such as mergers, consolidations, change of our name, and amendments of our amended and restated memorandum and articles of association.

The concentration of ownership and voting power may cause transactions to occur in a way that may not be beneficial to you as a holder of our Class A Ordinary Shares and may prevent us from doing transactions that would be beneficial to you. Conflicts of interest may arise between our Major Shareholders or any of its controlling shareholders and us in a number of areas relating to our past and ongoing relationships. Potential conflicts of interest that we have identified include the following:

●	Our board members or executive officers may have conflicts of interest. Koh Kuan Hua is also the Company’s CEO and Director. As a result, these overlapping relationships could create or appear to create conflicts of interest when he is faced with decisions with potentially different implications for either or both of them and us.

●	Sale of Class A Ordinary Shares or assets in our company. Upon expiration of the lock-up period and subject to certain restrictions under relevant securities laws and stock exchange rules, as well as other relevant restrictions, our Major Shareholders may decide to sell all or a portion of our Class A Ordinary Shares that they hold to a third party, thereby giving that third party substantial influence over our business and our affairs. In addition, our Major Shareholders may decide to sell all or a portion of our Shares in the event of default of our Major Shareholders under any applicable debt or other obligations or otherwise becomes insolvent. Such a sale of our Shares or our assets could be contrary to the interests of our employees or our other shareholders. In addition, our Major Shareholders may also discourage, delay, or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their Shares as part of a sale of our Company and might reduce the price of our Shares.

Our Class A Ordinary Shares may trade under US$4.00 per share and thus would be known as “penny stock”. Trading in penny stocks has certain restrictions and these restrictions could negatively affect the price and liquidity of our Class A Ordinary Shares.

Our Class A Ordinary Shares may trade below US$4.00 per share. As a result, our Class A Ordinary Shares would be known as “penny stock”, which is subject to various regulations involving disclosures to be given to you prior to the purchase of any penny stock. The SEC has adopted regulations which generally define a “penny stock” to be any equity security that has a market price of less than US$4.00 per share, subject to certain exceptions. Depending on market fluctuations, our Class A Ordinary Shares could be considered to be “penny stock”. A penny stock is subject to rules that impose additional sales practice requirements on broker/dealers who sell these securities to persons other than accredited investors. For transactions covered by these rules, the broker/dealer must make a special suitability determination for the purchase of these securities. In addition, a broker/dealer must receive the purchaser’s written consent to the transaction prior to the purchase and must also provide certain written disclosures to the purchaser. Consequently, the “penny stock” rules may restrict the ability of broker/dealers to sell our Class A Ordinary Shares, and may negatively affect the ability of holders of our Class A Ordinary Shares to resell them. These disclosures require you to acknowledge that you understand the risks associated with buying penny stocks and that you can absorb the loss of your entire investment. Penny stocks generally do not have a very high trading volume. Consequently, the price of the shares is often volatile and you may not be able to buy or sell your shares when you want to.

We may require additional funding in the form of equity or debt for our future growth which will cause dilution in Shareholders’ equity interest.

We may pursue opportunities to grow our business through joint ventures, strategic alliance, acquisitions or investment opportunities, following the Offering. However, there can be no assurance that we will be able to obtain additional funding on terms that are acceptable to us or at all. If we are unable to do so, our future plans and growth may be adversely affected.

An issue of Class A Ordinary Shares or other securities to raise funds will dilute Shareholders’ equity interests and may, in the case of a rights issue, require additional investments by Shareholders. Further, an issue of Class A Ordinary Shares below the then prevailing market price will also affect the value of the Class A Ordinary Shares then held by investors.

Dilution in Shareholders’ equity interests may occur even if the issue of shares is at a premium to the market price. In addition, any additional debt funding may restrict our freedom to operate our business as it may have conditions that:

●	limit our ability to pay dividends or require us to seek consents for the payment of dividends;

●	increase our vulnerability to general adverse economic and industry conditions;

●	require us to dedicate a portion of our cash flow from operations to repayments of our debt, thereby reducing the availability of our cash flow for capital expenditures, working capital and other general corporate purposes; and

●	limit our flexibility in planning for, or reacting to, changes in our business and our industry.

Volatility or uncertainty of the credit markets could limit our ability to borrow funds or cause our borrowings to be more expensive in the future. As such, we may be forced to pay unattractive interest rates, thereby increasing our interest expense, decreasing our profitability and reducing our financial flexibility if we take on additional debt financing.

Investors may not be able to participate in future issues or certain other equity issues of our Shares.

In the event that we issue new Shares, we will be under no obligation to offer those Shares to our existing Shareholders at the time of issue, except where we elect to conduct a rights issue. However, in electing to conduct a rights issue or certain other equity issues, we will have the discretion and may also be subject to certain regulations as to the procedures to be followed in making such rights available to Shareholders or in disposing of such rights for the benefit of such Shareholders and making the net proceeds available to them. In addition, we may not offer such rights to our existing Shareholders having an address in jurisdictions outside of Singapore.

Accordingly, certain Shareholders may be unable to participate in future equity offerings by us and may experience dilution in their shareholdings as a result.

We have no immediate plans to pay dividends.

We plan to reinvest all of our future earnings, to the extent we have earnings, in order to expand our product and services offerings and to cover operating costs and capital needs, and to otherwise become and remain competitive. We do not plan to pay any cash dividends with respect to our securities in the foreseeable future. As we are a company with a limited operating history, we may not be able to generate, at any time, sufficient surplus cash that would be available for distribution to the holders of our Shares as a dividend. Therefore, you should not expect to receive immediate cash dividends on the Shares we are offering. Consequently, investors may need to rely on sales of their Shares after price appreciation, which may never occur, as the only way to realize any future gains on their investment. In addition, the laws of the Cayman Islands impose restrictions on our ability to declare and pay dividends.

If we fail to meet applicable listing requirements, Nasdaq may delist our Class A Ordinary Shares from trading, in which case the liquidity and market price of our Class A Ordinary Shares could decline.

We cannot assure you that we will be able to meet the continued listing standards of Nasdaq in the future. If we fail to comply with the applicable listing standards and Nasdaq delists our Class A Ordinary Shares, we and our Shareholders could face significant material adverse consequences, including:

●	a limited availability of market quotations for our Class A Ordinary Shares;

●	reduced liquidity for our Class A Ordinary Shares;

●	a determination that our Class A Ordinary Shares are “penny stock”, which would require brokers trading in our Class A Ordinary Shares to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for our Class A Ordinary Shares;

●	a limited amount of news about us and analyst coverage of us; and

●	a decreased ability for us to issue additional equity securities or obtain additional equity or debt financing in the future.

The National Securities Markets Improvement Act of 1996, which is a federal statute, prevents or pre-empts the states from regulating the sale of certain securities, which are referred to as “covered securities.” Because we expect that our Class A Ordinary Shares will be listed on Nasdaq, such securities will be covered securities. Although the states are pre-empted from regulating the sale of our securities, the federal statute does allow the states to investigate companies if there is a suspicion of fraud, and, if there is a finding of fraudulent activity, then the states can regulate or bar the sale of covered securities in a particular case. Further, if we were no longer listed on Nasdaq, our securities would not be covered securities and we would be subject to regulations in each state in which we offer our securities.

We will incur significant expenses and devote other significant resources and management time as a result of being a public company, which may negatively impact our financial performance and could cause our results of operations and financial condition to suffer.

We will incur significant legal, accounting, insurance and other expenses as a result of being a public company. Laws, regulations and standards relating to corporate governance and public disclosure for public companies, including the Dodd-Frank Act of 2010, the Sarbanes-Oxley Act, regulations related thereto and the rules and regulations of the SEC and Nasdaq, will significantly increase our costs as well as the time that must be devoted to compliance matters. We expect that compliance with these laws, rules, regulations and standards will substantially increase our expenses, including our legal and accounting costs, and make some of our operating activities more time-consuming and costly. These new public company obligations also will require attention from our senior management and could divert their attention away from the day-to-day management of our business. We also expect these laws, rules, regulations and standards to make it more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. As a result, it may be more difficult for us to attract and retain qualified persons to serve on our Board of Directors or as officers. As a result of the foregoing, we expect a substantial increase in legal, accounting, insurance and certain other expenses in the future, which will negatively impact our financial performance and could cause our results of operations and financial condition to suffer. Furthermore, if we are unable to satisfy our obligations as a public company, we could be subject to delisting of our Shares, fines, sanctions and other regulatory actions and potential civil litigation.

If we fail to maintain an effective system of disclosure controls and internal controls over financial reporting, our ability to timely produce accurate financial statements or comply with applicable regulations could be impaired.

The Sarbanes-Oxley Act requires, among other things, that we maintain effective internal disclosure controls and procedures over our financial reporting. We are continuing to develop and refine our disclosure controls and other procedures that are designed to ensure that information required to be disclosed by us in our reports that we will file with the SEC will be recorded, processed, summarized, and reported within the time periods and as otherwise specified in SEC rules, and that information required to be disclosed in reports under the Exchange Act is accumulated and communicated to our principal Executive Officers and financial officers. We are also continuing to improve our internal controls over financial reporting.

Ensuring that we have effective disclosure controls and procedures and internal controls over financial reporting in place so that we can produce accurate financial statements on a timely basis is a costly and time-consuming effort that will need to be re-evaluated frequently. Our internal controls over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with U.S. GAAP. Beginning with our second annual report on Form 20-F after we become a company whose securities are publicly listed in the United States, we will be required, pursuant to Section 404 of the Sarbanes-Oxley Act, to make a formal assessment of the effectiveness of our internal controls over financial reporting, and once we cease to be an emerging growth company, we will be required to include an attestation report on internal controls over financial reporting issued by our Independent Registered Public Accounting Firm. During our evaluation of our internal controls, if we identify one or more material weaknesses in our internal controls over financial reporting, we will be unable to assert that our internal controls over financial reporting are effective. We cannot assure you that there will not be material weaknesses or significant deficiencies in our internal controls over financial reporting in the future. Any failure to maintain internal controls over financial reporting could severely inhibit our ability to accurately report our financial condition, or results of operations.

Based upon that evaluation, our management has concluded that, as of December 31, 2024, our disclosure controls and procedures were not effective as our management has identified the following “material weaknesses” in our internal control over financial reporting, as defined in the standards established by the PCAOB, and other control deficiencies. We and our auditor have identified the following material weaknesses in our internal controls over financial reporting: (a) lack of appropriate levels of accounting knowledge and experience to address complex U.S. GAAP accounting issues and related disclosures, in accordance with U.S. GAAP and SEC financial reporting requirements; (b) lack of a functional internal audit department or personnel that monitors the consistencies of the preventive internal control procedures as well as adequate policies and procedures in internal audit function; and (c) lack of proper IT control environment, risk assessment and control activities related to Access/Logical Security, Change Management, Operation Security, Cyber Security and Service Organization Management. We intend to implement measures designed to improve our internal control over financial reporting and IT control to address the underlying causes of these material weaknesses, including i) mandate continuing professional development requirements for accounting staff to stay current with changes in U.S. GAAP; ii) setting up a financial and system control framework with formal documentation of polices and controls in place; and iii) setting up an IT team and implement a set of IT control;. However, the implementation of these measures may not fully address these deficiencies in our internal control over financial reporting. Our failure to correct these control deficiencies or our failure to discover and address any other control deficiencies could result in inaccuracies in our financial statements and impair our ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis. Moreover, ineffective internal control over financial reporting could significantly hinder our ability to prevent fraud.

Furthermore, it is possible that, had our independent registered public accounting firm conducted an audit of our internal control over financial reporting, such firm might have identified additional material weaknesses and deficiencies. We are a public company in the United States subject to the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, will require that we include a report of management’s assessment on our internal control over financial reporting in our annual report on Form 20-F, beginning with our annual report for the fiscal year ending December 31, 2025. In addition, once we cease to be an “emerging growth company” as such term is defined in the JOBS Act, our independent registered public accounting firm may be required to report on the effectiveness of our internal control over financial reporting. Our management may conclude that our internal control over financial reporting is not effective.

Investors may have difficulty enforcing judgments against us, our directors and management.

Uni-Fuels Holdings Limited is incorporated under the laws of the Cayman Islands and substantially all of our directors and officers reside outside the United States. Moreover, many of these persons do not have significant assets in the United States. As a result, it may be difficult or impossible to effect service of process within the United States upon these persons, or to recover against us or them on judgments of U.S. courts, including judgments predicated upon the civil liability provisions of the U.S. federal securities laws.

There is uncertainty as to whether the courts of the Cayman Islands would (i) recognize or enforce against us, judgments of courts of the United States predicated upon the civil liability provisions of the securities laws of the United States or any State in the United States; and (ii) in original actions brought in the Cayman Islands, to impose liabilities against us predicated upon the civil liability provisions of the securities laws of the United States or any State in the United States. Although there is no statutory enforcement in the Cayman Islands of judgments obtained in the United States, the courts of the Cayman Islands may recognize and enforce in certain circumstances without any re-examination or re-litigation of matters adjudicated upon, provided such judgement: (i) is given by a foreign court of competent jurisdiction; (ii) imposes on the judgment debtor a liability to pay a liquidated sum for which the judgment has been given; (iii) is final; (iv) is not in respect of taxes, a fine or a penalty; and (v) was not obtained in a manner and is not of a kind the enforcement of which is contrary to natural justice or public policy of the Cayman Islands. Subject to the aforementioned limitations, in appropriate circumstances, a Cayman Islands court may give effect in the Cayman Islands to other kinds of final foreign judgments such as declaratory orders, orders for performance of contracts and injunctions.

Also, our principal executive offices and substantially all of our assets are located in Singapore. It is possible that the Singapore courts may not (i) recognize and enforce judgments of courts in the United States, based upon the civil liability provisions of the securities laws of the United States or any state or territory of the United States (ii) enter judgments in original actions brought in the Singapore courts based solely on the civil liability provisions of these securities laws. An in personam final and conclusive judgment in the federal or state courts of the United States under which a fixed or ascertainable sum of money is payable may generally be enforced as a debt in the Singapore courts under the common law as long as it is established that the Singapore courts have jurisdiction over the judgment debtor. Additionally, the court where the judgment was obtained must have had international jurisdiction over the party sought to be bound in the local proceedings. However, the Singapore courts are unlikely to enforce a foreign judgment if (a) the foreign judgment is inconsistent with a prior local judgment that is binding on the same parties; (b) the enforcement of the foreign judgment would contravene the public policy of Singapore; (c) the proceedings in which the foreign judgment was obtained were contrary to principles of natural justice; (d) the foreign judgment was obtained by fraud; or (e) the enforcement of the foreign judgment amounts to the direct or indirect enforcement of a foreign penal, revenue or other public law.

The laws of the Cayman Islands relating to the protection of the interest of minority shareholders are different from those in the United States.

Our corporate affairs are governed by the amended and restated memorandum and articles of association of the Company (as may be amended from time to time), by the Companies Act and the common law of the Cayman Islands. The rights of shareholders to take action against our directors, action by minority shareholders and the fiduciary responsibilities of our directors to us under the Cayman Islands law are to a large extent governed by the common law of the Cayman Islands and our amended and restated memorandum and articles of association. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the English common law, the decisions of whose courts are of persuasive authority, but are not binding on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are different from what they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a different body of securities laws as compared to the United States, and certain states, such as Delaware, may have more fully developed and judicially interpreted bodies of corporate law. In addition, Cayman Islands companies may not have standing to initiate a shareholders derivative action in a Federal court of the United States.

The laws of the Cayman Islands relating to the protection of the interests of minority shareholders differ in certain respects from those established under statutes or judicial precedent in existence in the United States and other jurisdictions. Such differences may mean that the remedies available to our minority shareholders may be different from those they would have under the laws of other jurisdictions, including the United States. Potential investors should be aware that there is a risk that provisions of the Companies Act may not offer the same protection as the relevant laws and regulations in the United States may offer, and should consider obtaining independent legal advice on the implications of investing in foreign-incorporated companies.

We are an emerging growth company within the meaning of the Securities Act and may take advantage of certain reduced reporting requirements.

We are an “emerging growth company,” as defined in the JOBS Act, and we may take advantage of certain exemptions from requirements applicable to other public companies that are not emerging growth companies, including, most significantly, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act for so long as we remain an emerging growth company. As a result, if we elect not to comply with such auditor attestation requirements, our investors may not have access to certain information they may deem important.

The JOBS Act also provides that an emerging growth company does not need to comply with any new or revised financial accounting standards until such date that a private company is otherwise required to comply with such new or revised accounting standards. We do not plan to “opt out” of such exemptions afforded to an emerging growth company. As a result of this election, our financial statements may not be comparable to those of companies that comply with public company effective dates.

We qualify as a foreign private issuer and, as a result, we are not subject to U.S. proxy rules and are subject to Exchange Act reporting obligations that permit less detailed and less frequent reporting than that of a U.S. domestic public company.

We report under the Exchange Act as a non-U.S. company with foreign private issuer status. Because we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including (i) the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act; (ii) the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and (iii) the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial and other specified information, or current reports on Form 8-K upon the occurrence of specified significant events. In addition, our officers, Directors and principal Shareholders are exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the Exchange Act and the rules thereunder. Therefore, our Shareholders may not know on a timely basis when our officers, directors and principal Shareholders purchase or sell our Class A Ordinary Shares. In addition, foreign private issuers are not required to file their annual report on Form 20-F until one hundred twenty (120) days after the end of each fiscal year, while U.S. domestic issuers that are accelerated filers are required to file their annual report on Form 10-K within seventy-five (75) days after the end of each fiscal year. Foreign private issuers also are exempt from Regulation Fair Disclosure, aimed at preventing issuers from making selective disclosures of material information. As a result of the above, you may not have the same protections afforded to shareholders of companies that are not foreign private issuers.

If we lose our status as a foreign private issuer, we would be required to comply with the Exchange Act reporting and other requirements applicable to U.S. domestic issuers, which are more detailed and extensive than the requirements for foreign private issuers. We may also be required to make changes in our corporate governance practices in accordance with various SEC and Nasdaq rules. The regulatory and compliance costs to us under U.S. securities laws if we are required to comply with the reporting requirements applicable to a U.S. domestic issuer may be significantly higher than the cost we would incur as a foreign private issuer. As a result, we expect that a loss of foreign private issuer status would increase our legal and financial compliance costs and would make some activities highly time consuming and costly. We also expect that if we were required to comply with the rules and regulations applicable to U.S. domestic issuers, it would make it more difficult and expensive for us to obtain and maintain directors and officers liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These rules and regulations could also make it more difficult for us to attract and retain qualified members of our Board of Directors.

We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses.

As discussed above, we are a foreign private issuer, and therefore, we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act. The determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter. We would lose our foreign private issuer status if, for example, more than 50% of our Shares are directly or indirectly held by residents of the United States and we fail to meet additional requirements necessary to maintain our foreign private issuer status. If we lose our foreign private issuer status on this date, we will be required to file with the SEC periodic reports and registration statements on U.S. domestic issuer forms, which are more detailed and extensive than the forms available to a foreign private issuer. We will also have to mandatorily comply with U.S. federal proxy requirements, and our officers, Directors, Executive Officers and Major Shareholders will become subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act. In addition, we will lose our ability to rely upon exemptions from certain corporate governance requirements under the Nasdaq rules. As a U.S. listed public company that is not a foreign private issuer, we will incur significant additional legal, accounting and other expenses that we will not incur as a foreign private issuer, and accounting, reporting and other expenses in order to maintain a listing on a U.S. securities exchange.

We do not expect to be subject to certain Nasdaq corporate governance rules applicable to U.S. listed companies.

As a foreign private issuer, we are entitled to rely on a provision in Nasdaq’s corporate governance rules that allows us to follow Cayman Islands corporate law with regards to certain aspects of corporate governance. This allows us to follow certain corporate governance practices that differ in significant respects from the corporate governance requirements applicable to U.S. companies listed on Nasdaq.

In addition, our Audit Committee is not subject to additional Nasdaq requirements applicable to listed U.S. companies, including an affirmative determination that all members of the audit committee are “independent,” using more stringent criteria than those applicable to the Company under relevant SEC rules. Nasdaq’s corporate governance rules require listed U.S. companies to, among other things, seek shareholder approval for the implementation of certain equity compensation plans and issuances of shares, which the Company is not required to follow as a foreign private issuer. However, we voluntarily have a majority of independent directors and our audit committee consists of three independent directors.

We are a “controlled company” within the meaning of the Nasdaq Stock Market listing rules and, as a result, may rely on exemptions from certain corporate governance requirements that provide protection to shareholders of other companies.

We are a “controlled company” as defined under the Nasdaq Stock Market listing rules because Koh Kuan Hua, through his wholly owned entity Garden City Private Capital Limited, own approximately 69.88% of our outstanding shares. Pursuant to our memorandum and articles of association, an ordinary resolution to be passed at a shareholders’ meeting requires the affirmative vote of a simple majority of the votes attaching to the ordinary shares cast at a meeting, while a special resolution requires the affirmative vote of no less than two-thirds of the votes cast attaching to the outstanding and issued ordinary shares cast at a meeting. A special resolution will be required for important matters such as making changes to our post-offering memorandum and articles of association. As a result, Koh Kuan Hua has the ability to control or significantly influence the outcome of matters requiring approval by shareholders. In addition, for so long as we remain a controlled company under that definition, we are permitted to elect to rely on, and may rely on, certain exemptions from corporate governance rules, including an exemption from the rule that a majority of our board of directors must be independent directors. We do not currently plan to utilize the exemptions available for controlled companies, but instead, we plan to rely on the exemption available for foreign private issuers to follow our home country governance practices. If we cease to be a foreign private issuer or if we cannot rely on the home country governance practice exemptions for any reason, we may decide to invoke the exemptions available for a controlled company as long as we remain a controlled company. As a result, you will not have the same protection afforded to shareholders of companies that are subject to these corporate governance requirements.

As a foreign private issuer, we are permitted, and intend, to phase-in our compliance with certain Nasdaq Listing Rules, as permitted by Nasdaq Listing Rule 5615(b)(1), instead of otherwise having to be in compliance with such rules as of the date of our initial listing on Nasdaq, which may result in less protection than is accorded to investors under rules applicable to domestic U.S. issuers and if we do not obtain compliance within the allotted time, we could become subject to delisting by Nasdaq.

In accordance with Nasdaq Listing Rule 5615(b)(1), as a foreign private issuer, we are permitted, and intend, to phase-in our compliance with certain Nasdaq Listing Rules, instead of otherwise having to be in compliance with such rules as of the date of our initial listing on Nasdaq. For instance, we are required to have an audit committee of at least three members that satisfies Nasdaq Listing Rule 5605(c)(2)(A), provided, however, that in light of Nasdaq Listing Rule 5615(b)(1), we have up to one year from the date of our listing to have an audit committee and members who meet such requirements. Therefore, immediately upon listing, our audit committee consists of only two members. This phased-in period of compliance may result in less protection than is accorded to investors under rules applicable to domestic U.S. issuers and if we do not obtain compliance within the allotted time, we could become subject to delisting by Nasdaq.

There can be no assurance that we will not be a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for any taxable year, which could subject U.S. investors in the Class A Ordinary Shares to significant adverse U.S. income tax consequences.

In general, we will be treated as a passive foreign investment company (“PFIC”) for any taxable year in which either (1) at least 75% of our gross income (looking through certain 25% or more-owned subsidiaries) is passive income or (2) at least 50% of the average value of our assets (looking through certain 25% or more-owned subsidiaries) is attributable to assets that produce, or are held for the production of, passive income. Passive income generally includes, without limitation, dividends, interest, rents, royalties, and gains from the disposition of passive assets. If we are determined to be a PFIC for any taxable year (or portion thereof) that is included in the holding period of a U.S. Holder of our securities, the U.S. Holder may be subject to increased U.S. federal income tax liability and may be subject to additional reporting requirements. The determination of whether we are a PFIC is a fact-intensive determination made on an annual basis applying principles and methodologies that in some circumstances are unclear and subject to varying interpretation. Our actual PFIC status for any taxable year will not be determinable until after the end of such taxable year. Accordingly, there can be no assurance with respect to our status as a PFIC for our current taxable year or any subsequent taxable year. We urge U.S. Holders to consult their own tax advisors regarding the possible application of the PFIC rules in light of their individual circumstances.

We may regularly encounter potential conflicts of interest, and our failure to identify and address such conflicts of interest could adversely affect our business.

We face the possibility of actual, potential, or perceived conflicts of interest in the ordinary course of our business operations. Conflicts of interest may exist between (i) our different businesses; (ii) us and our clients; (iii) our clients; (iv) us and our employees; (v) our clients and our employees, (vi) us and our Major Shareholders and their controlling entities, or (vii) our dealer-shareholders and our other shareholders. As we expand the scope of our business and our client base, it is critical for us to be able to timely address potential conflicts of interest, including situations where two or more interests within our businesses naturally exist but are in competition or conflict. We have put in place internal control and risk management procedures that are designed to identify and address conflicts of interest, including a procedure for presenting potential conflicts of interest to the audit committee of our Board of Directors. However, appropriately identifying and managing actual, potential, or perceived conflicts of interest is complex and difficult, and our reputation and our clients’ confidence in us could be damaged if we fail, or appear to fail, to deal appropriately with one or more actual, potential, or perceived conflicts of interest. It is possible that actual, potential, or perceived conflicts of interest could also give rise to client dissatisfaction, litigation, or regulatory enforcement actions. Regulatory scrutiny of, or litigation in connection with, conflicts of interest could have a material adverse effect on our reputation, which could materially and adversely affect our business in a number of ways, including a reluctance of some potential clients and counterparties to do business with us. Any of the foregoing could materially and adversely affect our reputation, business, financial condition, and results of operations.

A conflict of interest occurs when an individual’s private interest (or the interest of a member of his or her family or close friend(s) or business associate(s)) interferes, or even appears to interfere, with the interests of our company as a whole. A conflict of interest can arise when an employee, officer or director (or a member of his or her family or a close friend(s) or business associate(s)) takes actions or has interests that may make it difficult to perform his or her work for our Company objectively and effectively. Conflicts of interest also arise when an employee, officer or director (or a member of his or her family or close friend(s) or business associate(s)) receives improper personal benefits as a result of his or her position in our Company.

Directors and executive officers must seek determinations and prior authorizations or approvals of potential conflicts of interest exclusively from our audit committee. All other employees are required to approach our Chief Executive Officer or our Chief Financial Officer if they have any questions about reporting a suspected conflict of interest.

If securities or industry analysts do not publish research or reports about our business, or if the publish a negative report regarding our Class A Ordinary Shares, the price of our Class A Ordinary Shares and trading volume could decline.

The trading market for our Class A Ordinary Shares may depend in part on the research and reports that industry or securities analysts publish about us or our business. We do not have any control over these analysts. If one or more of the analysts who cover us downgrade us, the price of our Class A Ordinary Shares would likely decline. If one or more of these analysts cease coverage of our Company or fail to regularly publish reports on us, we could lose visibility in the financial markets, which could cause the price of our Class A Ordinary Shares and the trading volume to decline.

Item 4. Information on the Company

4.A. History and Development of the Company

Corporate History

The Group’s history can be traced back to October 2021 when Goh Wee Huan, our former director and CEO, established our operating subsidiary, Uni-Fuels Pte Ltd in Singapore. In December 2023, Koh Kuan Hua acquired 100% of Uni-Fuels Pte Ltd from Goh Wee Huan. We have been providing marine fuels supply as a reseller and broker to our customers consisting of shipping companies operating in market sectors such as bulk carriers, tanker vessels, offshore support vessels, container ships, general cargo vessels, tugs and barges, car carriers, cruise liners, yachts, and dredging vessels since the incorporation of our Singapore subsidiary.

Uni-Fuels Holdings Limited was incorporated under the laws of the Cayman Islands on March 8, 2024. The Company owns 100% of Uni-Fuels Group Inc. (“Uni-Fuels Group”), a Cayman Island intermediate holding company with no business operations that was incorporated on February 5, 2024, which in turn holds 100% of the sole operating subsidiary within the Group, namely Uni-Fuels Pte. Ltd. (“Uni-Fuels Singapore”). Uni-Fuels Singapore was incorporated in Singapore on October 12, 2021 and has commenced business operations on that date.

For the purpose of the IPO, the Group has undergone a reorganization of its corporate structure pursuant to which Uni-Fuels Singapore became a subsidiary of the Company: the then sole shareholder of Uni-Fuels Singapore, namely Koh Kuan Hua, (i) through his wholly-owned British Virgin Islands holding company, Garden City Private Capital Limited, was transferred one Class B Ordinary Share of the Company, representing 100% issued share capital of the Company, on March 14, 2024; and (ii) transferred his 100% ownership in Uni-Fuels Singapore to Uni-Fuels Group on April 18, 2024.

On September 3, 2024, the Company resolved to allot 29,999,999 Class B Ordinary Shares to Garden City Private Capital Limited, who then converted 6,000,000 Class B Ordinary Shares into 6,000,000 Class A Ordinary Shares on September 4, 2024 and further converted 1,350,000 Class B Ordinary Shares into 1,350,000 Class A Ordinary Shares on September 25, 2024. As a result of such allotment and conversions, the Company has 7,350,000 Class A ordinary shares and 22,650,000 Class B ordinary shares in issue. Subsequently in September 2024, Garden City Private Capital Limited transferred an aggregate of 7,350,000 Class A Ordinary Shares to five minority shareholders.

On January 13, 2025, the Company entered into an underwriting agreement (the “Underwriting Agreement”) with R. F. Lafferty & Co., Inc., as the representative of the several underwriters listed on Schedule 1 to the Underwriting Agreement (the “Representative”), relating to the Company’s initial public offering (the “IPO”) of 2,100,000 Class A ordinary shares, par value US$0.0001 per share (the “Class A Ordinary Shares”), for a price of US$4 per share, less certain underwriting discounts. The Company also granted the underwriters a 45-day option to purchase up to 315,000 additional Class A Ordinary Shares on the same terms and conditions for the purpose of covering any over-allotments in connection with the IPO.

On January 15, 2025, the Company completed the IPO pursuant to its registration statement on Form F-1 (File No. 333-282849) (the “Registration Statement”), which was initially filed with the U.S. Securities and Exchange Commission (the “SEC”) on October 28, 2024, as amended, and declared effective by the SEC on January 10, 2025. 2,100,000 Class A Ordinary Shares were sold at an offering price of US$4 per share, generating gross proceeds of $8.4 million. The IPO was conducted on a firm commitment basis. The Class A Ordinary Shares were approved for listing on The Nasdaq Capital Market and commenced trading under the ticker symbol “UFG” on January 14, 2025. On January 15, 2025, the Company also issued warrants to the Representative and its affiliates, which are exercisable during the period commencing from six months from the effective date of the Registration Statement, and expiring five years from the commencement of sales of the Class A Ordinary Shares in the IPO, entitling the holders of the warrants to purchase an aggregate of up to 105,000 Class A Ordinary Shares at a per share price of US$5.

The Representative exercised the OA Option in full to purchase 315,000 additional Class A Ordinary Shares from the Company at the public offering price of US$4 per share, generating gross proceeds of $1.26 million. The OA Option exercise closed on February 4, 2025.

On February 4, 2025, the Company also issued warrants to the Representative and its affiliates, which are exercisable during the period commencing from six months from January 10, 2025, and expiring five years from the commencement of sales of the Class A Ordinary Shares in the IPO, entitling the holders of the warrants to purchase an aggregate of 15,750 Class A Ordinary Shares at a per share price of US$5.

4.B. Business Overview

We are a service provider of marine fuels solutions headquartered in Singapore. We market, resell and broker marine fuels products such as VLSFO, HSFO, and MGO. We offer these products to shipping companies and marine fuels suppliers worldwide in-port and offshore. In addition, we may from time to time provide shipping related services to our customers including but not limited to the arrangement of ship agents, ship provisions and marine fuels surveyors. We provide value to our customers by leveraging on our global supply network and market solutions facilitated by our integrated capabilities.

We operate an integrated business model where we serve our customers through two operating models, sales of marine fuels solutions and brokerage (i.e. acting as intermediary between marine fuels suppliers and customers for a commission). In the sales model, we control and manage the customer relationship throughout the entire transaction and provide value-added solutions such as trade credit, financing, risk management, market intelligence and operational expertise. In the broker model, we refer the customer to a third-party supplier in exchange for a brokerage fee. In a sales transaction, we manage and guarantee the supply of marine fuels to the customer while we procure the marine fuel, including its delivery, from a third-party supplier. In a brokerage transaction, the third-party supplier will manage and guarantee the supply of marine fuels to the customer.

During the two years ended December 31, 2024, 2023, we have arranged for marine fuels supply (under both our reselling and brokerage business) at 117 and 103 geographical ports worldwide, of which 73.5%   and 35.9%   of the supplies were carried out in South East Asia, 15.8% and 27.2% in North East Asia, 2.1% and 8.7% in South Asia, 0.8% and 8.7% in North America, 3.4% and 7.8% in Europe, 1.8% and 3.9% in South America, 2.3% and 3.9% in Middle East, 0.3% and 2.9% in Africa and 0% and 1.0% in Central America.

During the two years ended December 31, 2024 and 2023, we have arranged for marine fuels supply to 189 and 88 customers, of which 67.3%   and 77.3% are based in South East Asia, 23.3% and 15.9% in North East Asia, 3.7% and 4.6% in Europe, 4.2% and 2.3% in Middle East, 0.5% and nil in Africa, 0.5% and nil in North America and 0.5% and nil Oceania.   Our customers are mainly shipping companies operating in market sectors such as bulk, tanker, offshore, container, general cargo, tug and barge, car carrier, cruise, yacht and dredging. Our customers also include other marine fuel suppliers operating in similar capacity as our Group.

Our Corporate Vision and Mission

Our Vision is to deliver sustainable fuel solutions for the world’s shipping fleet. Our Mission is to provide efficient and responsive access to marine fuels supply covering all ports worldwide, across all time zones.

Our Products and Services

We serve our customers through two operating models: sales of marine fuels and marine fuels brokerage (i.e. acting as intermediary between marine fuels suppliers and customers for a commission).

Sales of Marine Fuels

The marine fuels products that we offer to our customers consist of the following:

●	Very low sulfur fuel oil (“VLSFO”)

●	High sulfur fuel oil (“HSFO”)

●	Marine gas oil (“MGO”)

We buy and resell marine fuels as a counterparty to customers. The sales terms are typically governed by our standard terms and conditions or to a lesser extent other mutually agreed terms, for instance, published by The Baltic and International Maritime Council. The process generally starts with customers informing us of their request for quotation based on their requirements. We will then source the marine fuels products based on the requirements of our customers from various marine fuels suppliers. We generate our income from reselling the marine fuels products from our suppliers to our customers and generate our profit by adding a sales margin on top of the cost of purchase. For each sales transaction, we will assume the trade credit risk on each credit rated customer that we work with. We are also responsible for the financing of each sales transaction including managing the financial mismatch in our accounts receivables and accounts payable terms. In this process, we will collect our accounts receivables directly from our customers and pay our suppliers directly for our accounts payables. As a reseller of marine fuels products, we are not exposed to marine fuels price volatility. The volatility of marine fuels prices is passed to our customers.

Marine Fuels Solutions

As part of our service offering to our customers, we provide marine fuels at the designated time and location through the following marine fuels solutions:

Agile and flexible pricing: Depending on the preference of the customer, we can offer fixed pricing on the spot market for single or multiple physical deliveries up to a period of three months ahead, an index related floating price on the spot market for single physical delivery or on term contract with multiple physical deliveries, or a hybrid of both such as an index related floating price with trigger pricing options to convert an index related floating price to a fixed price. Our agility and flexibility in managing various pricing options enables our customers to better control and manage their marine fuels exposures and achieve protection against volatile marine fuels price fluctuations.

Fuel management: Depending on the business nature and aggregate committed volume of our customers, we may offer selected customers an open book marine fuels procurement solution (i.e. transparent procurement in our account and selling to our customers at the purchase price we purchase from our suppliers, for which we would charge our customers a pre-agreed fee which will be added to the purchase price) backed by in-house capabilities where we act as procurement desk at a pre-agreed fee that is fixed for the period of the framework agreement.

Trade credit and financing: As part of industry practice, we may offer trade credit to selected customers after concluding our due diligence on such customers to assess their creditworthiness. We believe trade credit is an essential factor that a customer will consider when selecting a marine fuels supplier due to the significant amount of capital required to finance their marine fuels purchases. As part of our offerings to our customers, we will also from time to time purchase from our marine fuels suppliers at varying payment terms including shorter payment terms such as 7 days from the date of delivery and resell to our customers based on an agreed payment term such as on 30 days from the date of delivery.

Market intelligence: Unlike single sourced marine fuels suppliers (i.e. physical distributors and/or resellers who only supply marine fuels at a single location or locations within a particular country), we are well positioned to provide market intelligence in different marine fuels hubs around the world because we have access to different suppliers that cover different market regions. To enable our customers to make informed decisions, the information we provide may include but not limited to information pertaining to the product availability at different supply locations, specifications of various marine fuels products, price indications of different supply locations, latest regulatory or compliance guidelines, as well as latest market updates.

Operational expertise: We believe that our ability to provide efficient and responsive solutions due to operational changes or unforeseen circumstances are critical factors that customers take into consideration when working with us. Depending on the challenges (e.g. delay on arrival, quantity shortage, change of route, reduction of quantity, etc.) faced by our customers, we provide real time support and leverage on our deep knowledge of the different supply locations and relationships with our suppliers to resolve operational issues, enhancing our relationships with our customers.

For the fiscal years ended December 31, 2024, 2023 and 2022, our revenue derived from the sales of marine fuels was US$155,180,863, US$70,151,780 and US$29,562,746, respectively.

Marine Fuels Brokerage

We also act as broker between marine fuels suppliers and shipping companies where we introduce potential business opportunities from prospective buyers to prospective sellers. The credit risk is undertaken by the sellers who deal with the customers directly. The transactions between the buyers and sellers are also governed by the terms and conditions of the sellers instead of our terms and conditions. For the brokerage transactions, we will receive commissions from the sellers for the transactions that are referred by us. The amount of the commissions are agreed between the sellers and us on a transactional basis. We do not finance the purchase of the products. The buyers will pay directly to the sellers. We consider the sellers our customers as we receive commissions from them.

For the fiscal years ended December 31, 2024, 2023 and 2022, our revenue derived from marine fuels brokerage was US$12,150 and US$633,748 and US$1,255,725, respectively.

We provide extensive global coverage for our customers’ marine fuels needs through our broad supply network. This extensive network ensures convenient and reliable access to marine fuels across ports worldwide, spanning different time zones. Depending on our customer’s requirements, such as the port of call, product type, delivery time, and quantity, we source marine fuels products from different marine fuels suppliers located in different regions, allowing us to tailor our offerings to meet customer demands. These marine fuels products are typically sourced, stored and blended into the desired specifications by cargo sellers such as major oil companies, national oil companies, and independent oil companies at their designated blending facilities. The physical distributor will source and purchase the marine fuels products from cargo sellers and load the marine fuels product onto the nominated marine fuels barges of the physical distributors or barge operator at the cargo seller’s designated storage facilities who will then perform the actual delivery to our customer’s receiving vessel. There may be instances where the delivery is made by road tankers, in this case the road tanker will load the marine fuels product at the designated shore storage facility designated by the cargo seller. In situations where only direct supply from pipelines at shore is available, our customer’s vessel will berth alongside a jetty to receive marine fuels directly from the shore tank by pipeline delivery.

Our Competitive Strengths

Our main competitive strengths are as follows:

We operate in Singapore, a global major marine fuels hub and major shipping region in Asia Pacific

Our operations are strategically positioned within the largest global marine fuels hub of Singapore, which is also a pivotal location within the Asia Pacific’s major shipping routes. According to IMO’s fuel consumption data for vessels above 5000 metric tons in gross tonnage and standard industry assumption of 30 million metric tons are consumed by smaller vessels, the global marine fuels market reached an estimated size of 255 million metric tons in 2021. Singapore, recognized as the world’s largest marine fuels port, commands a significant market share, accounting for 19.62% of the estimated global volume. Official data from the Maritime Port Authority (“MPA”) reveals a total supply volume of 50.04 million metric tons in 2021. Leveraging our presence and operational model in Singapore, we believe we are well-positioned to capitalize on the growing demand for marine fuels within this regional market. Moreover, we believe that our market presence in the Asia Pacific region gives us direct access to the growth opportunities in the region. According to statistics provided by UNCTAD, Asia Pacific shipping ports handled about 42% of the total goods loaded worldwide and about 64% of total goods discharged worldwide in 2021, and we believe that the Asia Pacific region is expected to continue this dominant position in the marine fuels market which is supported by demands in North Eastern Asian ports such as Hong Kong, Zhoushan, and surrounding ports in Korea.

We have a scalable operating model to facilitate growth

We have established an efficient operating model with scalable advantages that positions us for market growth. Our operating model allows us to grow our business with limited additional investments and has low profitability breakeven thresholds in new geographical locations. By leveraging on our operating model, we will be able to scale our operations to generate additional income to drive profitability.

We have an experienced management team with in-depth knowledge and expertise

Our management team, consisting of Mr. Koh Kuan Hua, our Chairman of Board of Directors, Chief Executive Officer and Director, Ms. Stefanie Tay, our Chief Operating Officer and Director, Ms. Lee Ling Li, our Chief Financial Officer, Mr. Alan Tan, our Senior Vice President, Commercial, and Mr. Tan Guan Kai, our Vice President, Operations, have extensive experience in the marine fuels industry, averaging over 17 years. The team possess an in-depth knowledge of the industry as well as the expertise to manage and operate the business in their relevant capacities to develop and execute our business strategies to capture market opportunities.

We have an integrated global supply network

Unlike local marine fuels suppliers who only supply marine fuels at a single location or locations within a particular country, we provide extensive global coverage to our customers’ marine fuels requirements. Through our broad supply network, we offer our customers convenience and reliable access to marine fuels supply covering ports worldwide, across different time zones.

We adopt effective financial management

We optimize the financial resources that we possess to ensure liquidity, minimize financial risks, and maximize returns on investment. The designs of these processes ensure that we are efficient in our day-to-day business operations, that we have sufficient liquidity to make timely payments to our suppliers, avoid unnecessary losses in foreign exchange fluctuations, and that we be in a position to maximize potential business opportunities.

We are efficient and responsive when communicating with our customers

We take pride in our efficient and responsive approach to customer communication, recognizing that clarity and efficiency are paramount in meeting the operational requirements of our valued customers. We provide real-time support and 24/7 availability so that our customers receive the information they need promptly to support their operational decisions.

We are agile and flexible in our business operations

Our business model as a reseller and broker of marine fuels products enables us to stay agile and flexible during market disruptions, fluctuations in market demands, and changes in market conditions. Our agile approach enables us to read market signals, anticipate changes, and adapt our strategies promptly such as being able to provide alternative sources of supply during shortages of product availability in the market. Our flexible approach enables us to allocate our working capital and credit resources opportunistically and promptly to business opportunities with better returns, especially in a higher-priced marine fuels environment.

Our Business Strategies and Future Plans

Strengthening and increasing our market share in existing markets

We plan to continue to work closely with our customers through regular customer engagements to ensure that we are offering marine fuels products and solutions that meet their specific requirements. Apart from delivering quality marine fuels at the agreed price, location, and terms to our customers, we will continue to offer our customers advanced market solutions such as fixed pricing (e.g. spot pricing, fixed forward pricing or floating pricing formula), financing that corresponds to the needs of selected customers, and fuel management that is backed by our in-house procurement capabilities. In addition, we will continue to incorporate value added solutions such as trade credit, market intelligence, and operational expertise as part of our offerings to our customers. We aim to strengthen our customer relationships to become their preferred marine fuels supplier and broaden our customer base by offering our services as a comprehensive one-stop shop that provides efficient and responsive access to uninterrupted marine fuels supply worldwide.

Increasing our market presence through expansion into new geographical locations

We plan to expand our geographical presence at key shipping hubs around the world to gain access to new markets and further increase and strengthen our market positions in these areas. Depending on the resources available to us, our immediate plan is to build upon our presence in Asia by continuing to expand our sales operations and supply network. During our expansion process, we may hire local employees with suitable backgrounds to establish our brand in new markets. As we expand our geographical coverage, we will be able to better serve our existing and new customers at closer proximity and offer comprehensive marine fuels solutions and benefits through the scale of our operations. At the same time, we also will continue to strengthen our relationships with existing local suppliers and establish new relationships with local suppliers to secure and diversify our supplier concentration mix so that we can continue to obtain attractive terms through our sourcing to optimize our margins.

We have established a branch office in South Korea in March 2024. Going forward, we may consider setting up subsidiaries, branch offices or representative offices in different regions around the world across different time zones such as Houston in the United States, Dubai in the United Arab Emirates, London in the United Kingdom, to support our sales and marketing activities. The decision and timing of setting up these entities or offices including the exact locations is dependent on the availability of financial resources, commercial viability at the time of execution and human resources to the Company.

Competitive sourcing and diversification of suppliers in our supply network

We believe that the diversification of suppliers in our supply network is crucial for mitigating our operational risks, ensuring operational continuity, and improving our competitive sourcing capabilities. By maintaining a diverse base of suppliers, we will be able to be more competent in our offerings to our customers. We are also able to remain resilient during market disruptions, where we will have the options to source from multiple suppliers, thus increasing our chances of securing the supply for our customers. By working with an enlarged pool of suppliers, we will be able to optimize our sourcing capabilities such as varying options for benchmarking our buying prices, optionality to appoint suitable suppliers to maintain high delivery standards, at the most competitive pricing available.

Attract, develop and retain talented employees

We believe that a significant part of our success is attributable to our ability to attract, develop, motivate, and retain our talented employees. We plan to continue to strengthen our team by proactively recruiting, retaining, and training talents in the sales and marketing department. We intend to develop a compelling employer brand that reflects our commitment to innovation, diversity, and positive work culture. We also plan to continuously improve and invest on our trainee trader program to cultivate a sustainable revenue-generating workforce. We will continue to focus on retaining and attracting talented employees through competitive compensation packages, well-being programs, career advancement opportunities, and recognition and rewards programs for qualified employees.

Increasing financial resources available to us

Our working capital dictates how much revenue we can generate. Our principal sources of liquidity to finance our day-to-day operations are from the financing provided by a financing institution, our Major Shareholders and cashflow from operating activities. We have obtained facilities from Bangkok Bank Public Company Limited Singapore Branch with an aggregate limit of US$1,500,000. As of December 31, 2024 and December 31, 2023, only the trade financing facilities were drawn down, which amounted to US$1,510,249 and US$1,195,149, respectively. As of October 2024, the facility we received from Bangkok Bank Public Company Limited Singapore Branch is no longer active and we have obtained a banking facility with United Overseas Bank Limited for an aggregate limit of US$4,000,000. As part of our daily operations, we also negotiate for favorable credit terms from our suppliers to enhance our cash flow liquidity. Going forward, we plan to increase our trade financing facility with financial institutions so that we can conclude more business resulting in higher revenue streams. Part of the net proceeds of the IPO will be applied to our working capital. We intend to gain further access to trade financing from financial institutions which will allow us to drive our growth and maximize value to our shareholders.

Maintain high level of credit and compliance risk management processes

Credit and compliance risk management are integral components of our financial well-being, sustainability, and reputation. The upkeeping of efficient and robust risk management processes will foster trust amongst our stakeholders, ensure regulatory compliance, and safeguard the integrity of our daily operations. We will continue to employ a dynamic credit risk management approach that involves continuous assessment of our credit exposures to promptly identify and mitigate potential risks associated with our credit portfolio. By meticulously evaluating the creditworthiness of our customers, we aim to minimize default risk and optimize the quality of our customer portfolio. We will continue to strategically diversify our credit exposure across different shipping market sectors to reduce our concentration risk to remain resilient in the face of economic fluctuations. We will continue to uphold the highest standards of regulatory compliance. Our compliance risk management processes are meticulously designed to ensure adherence to all applicable laws, regulations, and industry best practices. The established framework integrates comprehensive policies, procedures, and internal controls by serving as a guide for our teams to navigate complex regulatory landscapes with diligence.

Selective acquisition of companies and/or formation of partnerships and/or joint ventures

We may acquire stakes in companies and/or forming partnerships and/or joint ventures with potential business partners within the value chain of the shipping and marine fuels industry, with a view to support the business growth of our company and diversify our revenue streams. While we have not identified any specific targets, we may plan to selectively pursue acquisitions and formation of partnerships and/or joint ventures that complement our existing operations, facilitate our business strategies as well as strengthening our market solutions, enhancing our market capabilities and/or expanding our market presence in our core markets, in order to maximize the potential value and capability of our company. Our potential targets for acquisition and formation of partnerships and/or joint ventures will focus on companies with operations that will enhance our profitability, market share and bring synergy to our business. The choice of potential targets is subject to the candidate’s ability to complement and value add to our existing business. As of the date of this report, we have not identified any targets for acquisition of companies and/or formation of joint ventures.

Increasing our service offering in alternative fuels

Due to changes to ongoing regulatory guidelines, the shipping industry is witnessing a shift towards exploring and adopting alternative fuels where we foresee a growth in LNG and biofuel demand in the coming years. We plan to engage our existing and potential customers to understand their potential requirements for LNG and biofuel as we go along. By understanding their potential requirements, we will be able to provide relevant solutions to potentially increase our sales volume for this product segment when there is demand.

In the near term, we plan to apply for ISCC EU and ISCC Plus certificates from the International Sustainability and Carbon Certification (“ISCC”), a global certification system that sets standards for sustainable production, sourcing and trade of all kinds of bio-based feedstock and biofuel, in line with Renewable Energy Directive (“RED II”). Biofuel suppliers and operators must provide a Proof of Sustainability (“PoS”) to verify the sustainability of feedstock and energy inputs. A PoS follows a fuel batch throughout its whole supply chain with GHG estimates. The certification will enable us to pass on PoS for liquid and gaseous biofuel, including fatty acid methyl ester (“FAME”), hydrotreated vegetable oil (“HVO”) and liquefied biomethane (“LBM”).

Formation of new income streams

We may pursue potential business opportunities beyond the reselling and brokering of marine fuels supply. These business opportunities may include activities within the upstream marine fuels supply chain such as the storage, blending and/or transportation of marine fuels products, and expansion into new customer market sectors such as fishing and naval vessels. The formation of these new income streams may be carried out in conjunction with the selective acquisition of companies and/or formation of partnerships and/or joint ventures or may be developed separately for its sole intention depending on the financial and commercial resources that are available to us. We believe these new income streams will generate additional income for our business, thus increasing our overall profitability.

Our Major Customers

Our major customers of the Group are shipping companies and marine fuels suppliers. Most of our customers are based in South East Asia. Our shipping company customers operate across various market sectors, including bulk carriers, tanker vessels, offshore support vessels, container ships, general cargo vessels, tugs and barges, car carriers, cruise liners, yachts, and dredging vessels. Our comprehensive suite of services caters to the unique fueling needs of each sector, ensuring efficient and reliable fuel procurement and delivery processes.

We did not enter into any long-term written agreements or sales contracts with our customers for the years ended December 31, 2024, 2023 and 2022. Instead, our transactions are executed through individual sales orders on a per-transaction basis. As such, there are no long-term purchase commitments from our customers, and they are not contractually obligated to purchase a fixed quantity of oil from us over any specific period.

For the year ended December 31, 2024, there was one customer accounting for 10% or more of the Group’s revenues and it accounted for 13% of the Group’s total revenues for that year. For the year ended December 31, 2023, no customer accounted for 10% or more of the Group’s revenues. For the year ended December 31, 2022, there were four customers accounting for 10% or more of the Group’s revenues. These four customers were Customer A, Customer B, Customer C and Customer D, which accounted for 38%, 15%, 11%, and 11%, respectively, of the Group’s total revenues for the year ended December 31, 2022.

As of December 31, 2024, there was one customer whose receivables accounted for 10% or more of the Group’s total balances of accounts receivable and it accounted for approximately 12% of the total balances of receivables from customers. As of December 31, 2023, there was one customer whose receivables accounted for 10% or more of the Group’s total balances of accounts receivable and it accounted for approximately 15% of the total balances of receivables from customers. As of December 31, 2022, there were two customers whose receivables accounted for 10% or more of the Group’s total balances of accounts receivable and they accounted for approximately 65% and 29% of the total balances of receivables from customers, respectively.

Except for Customer A, i.e. Sea Oil Petroleum Pte Ltd, which is a related party, none of the customers referenced above is a related party of the Company.

Our Major Vendors

We generally source marine fuels from physical distributors or resellers. We did not enter into any long-term written agreements or supply contracts with our vendors for the years ended December 31, 2024, 2023 and 2022. Instead, our transactions are executed through individual purchase orders on a per-transaction basis. As such, there is no long-term supply commitments from our vendors and they are not contractually obligated to supply to us a fixed quantity of oil over any specific period.

For the year ended December 31, 2024, one vendor accounted for 10% or more of the Group’s cost of revenues. Cost of revenues charged by the vendor for the year ended December 31, 2024 represented 17% of the Group’s cost of revenues for that year. For the year ended December 31, 2023, one vendor accounted for 10% or more of the Group’s cost of revenues. Cost of revenues charged by the vendor for the year ended December 31, 2023 represented 13% of the Group’s cost of revenues for that year. For the year ended December 31, 2022, two vendors accounted for 10% or more of the Group’s cost of revenues. Cost of revenues charged by these two vendors for the year ended December 31, 2022 represented 60% and 25% of the Group’s cost of revenues for that year, respectively.

As of December 31, 2024, there were three vendors whose payables accounted for 10% or more of the Group’s total balances of accounts payable and they accounted for approximately 16%, 12% and 11% of the total balance of accounts payables, respectively. As of December 31, 2023, there were two vendors whose payables accounted for 10% or more of the Group’s total balances of accounts payable and they accounted for approximately 28% and 12% of the total balance of accounts payables, respectively. As of December 31, 2022, there were two vendors whose payables accounted for 10% or more of the Group’s total balances of accounts payable and they accounted for approximately 69% and 31% of the total balances of accounts payables, respectively.

Sales and Marketing

We segment our customers based into end users (e.g. shipping companies including ship owners, operators and charterers) and marine fuels suppliers (e.g. physical distributors and resellers). Our customers may be further classified into market sectors delineated by type of vessel, such as bulk, tanker, offshore, container, general cargo, tug and barge, car carrier, cruise, yacht and dredging.

Our sales and marketing strategy revolves around our global integrated supply network where we consistently market our services to existing and prospective customers. We foster mutual rapport and long-term relationships with our customers by providing quality marine fuels and reliable solutions based on our customers’ specific requirements.

We maintain our customer relationships through regular customer engagements such as emails, calls, instant messaging, frequent meetings, and business trips. We pay close attention to their needs and preferences to better relate and understand their purchasing requirements. We also respond in a timely manner as and when required by our customers where we provide collaborative problem-solving solutions as well as providing operational expertise and sharing up to date market intelligence to help them navigate their operational processes. In the process, we may get referrals from existing customers and suppliers from time to time. We will also participate in industry events, conferences and exhibitions to network with industry participants where we may meet existing customers or potential business partners who may in time become our customers. As part of our marketing campaign, we may also engage in social media marketing, advertise on industry related publications as well as sponsor customer’s and supplier’s events from time to time.

We believe our leadership’s years of experience in the industry, reputation, and level of customer service are significant factors in retaining our customers and attracting new customers.

We do not expect any changes to our target customer base going forward unless we expand into a new business line.

Presently, we are operating our sales and marketing arm from our head office in Singapore and marketing arm from our Korea branch office which was recently set up in March 2024.

Our sales and marketing team is led by Alan Tan, Senior Vice-President, Commercial. He manages a team of senior bunker traders and bunker traders including the branch manager of our Korean branch office who joined the Group in March 2024. The major role and responsibilities of our sales and marketing team include developing strong relationships with customers, identifying and pursuing new business opportunities by actively prospecting and acquisition of new customers, onboarding new customers to conduct potential business, sourcing and negotiating marine fuels prices and terms with customers and suppliers, execute transactions related to the sale and purchase of marine fuel, providing real time operational support and market intelligence based on customer requirements, and following up on receivables collections.

Our Pricing Policy and Strategy

The key factors that influence our pricing include market conditions on supply and demand, cost structure related to the purchase of marine fuel, credit risk associated to our customer’s creditworthiness, competition faced for each business opportunity, and the quality of our business relationships with customers.

Receivables and Credit Terms

Our receivables credit terms are typically 30 days from the date of delivery. There may also be instances where we granted extended credit terms such as 45 days or 60 days from date of delivery to our customers or shorter credit terms like cash on delivery, 7 days or 14 days from the date of delivery, etc, to our customers. We will request for cash in advance payment terms from customers where we are unable to grant trade credit. In this instance, delivery will only be arranged after receiving payment from our customer.

We have not encountered difficulty in trade receivables collection till date since our inception.

Brokers and Commissions

We may work with third parties i.e. broker who refers a potential transaction to us. If the event we work with

Quality Control

As part of our sourcing process, we will ensure that the marine fuels products supplied by us fulfil the standards that comply with industry specifications.

These standards may include but not limited to International Organization for Standardization (“ISO”) standards such as:

■	ISO 8217:2005 (E) – specifies the requirements for petroleum fuels for use in marine diesel engines and boilers, prior to appropriate treatment before use. It specifies four categories of distillate fuel, one of which is for diesel engines for emergency purposes. It also specifies ten categories of residual fuel.
■	ISO 8217:2010 (E) – specifies the requirements for petroleum fuels for use in marine diesel engines and boilers, prior to appropriate treatment before use. The specifications for fuels in ISO 8217:2010 can also be applicable to fuels for stationary diesel engines of the same or similar make and type as those used for marine purposes. It specifies four categories of distillate fuel, one of which is for diesel engines for emergency purposes. It also specifies six categories of residual fuel.
■	ISO 8217:2012 (E) - specifies the requirements for petroleum fuels for use in marine diesel engines and boilers, prior to appropriate treatment before use. The specifications for fuels in ISO 8217:2012 can also be applicable to fuels for stationary diesel engines of the same or similar make and type as those used for marine purposes. It specifies four categories of distillate fuel, one of which is for diesel engines for emergency purposes. It also specifies six categories of residual fuel.
■	ISO 8217:2017 (E) - specifies the requirements for fuels for use in marine diesel engines and boilers, prior to conventional onboard treatment (settling, centrifuging, filtration) before use. It specifies seven categories of distillate fuels, one of which is for diesel engines used for emergency purposes. It also specifies six categories of residual fuels

In the event where ISO standards are unavailable, we will provide our customer with a specification standard that is available. In this instance, we will conclude the transaction with our customer after their acceptance of the available specification standard.

In addition, subject to the requirements of our customers, we may also arrange for testing of the quality of the marine fuels pre- or post-delivery to our customers at an extra cost. We may appoint independent third-party surveyors to conduct laboratory testing of the marine fuels to determine if the supplied product meets the agreed specification.

As part of our agreement with our suppliers, we will require our suppliers to collect a minimum of two samples during the delivery of marine fuel, where one will be retained by the marine fuels barge and the other will be retained by the receiving vessel. The seal numbers of these samples will be documented on the bunker delivery note and signed off by the parties involved of the delivery. In the event our customer raises any discrepancies over the quality of the marine fuels that has been supplied, we will notify our supplier and investigate by performing a mutually agreed joint laboratory analysis as per the terms of the delivery where the test results shall be deemed as final and binding. The party at fault shall bear the cost of the testing and compensate the other party. In this case, our customer may seek compensation from us, and we will in turn, seek compensation from our supplier.

Competition

The marine fuels supply chain is highly fragmented, with many different types of companies involved in the marine fuels supply ecosystem. We face competition from different marine fuels participants operating in each of the geographic markets in which operate. These include national oil companies, oil majors, oil independents, commodity trading houses, oil traders, storage terminals, international bunker traders, online procurement platforms, brokers, smaller regional bunker traders, bunkering pools servicing shipping fleets and bunker buying alliances. They are involved at different stages – from production, transportation, and storage through to procurement, sales and marketing, and delivery to the end customers.

We consider our major competitors to be marine fuels suppliers that transact directly with end user customers. We generally compete in areas such as pricing, sufficient access to trade credit, working capital, supply network, market intelligence, operational expertise, as well as the ability to upkeep stakeholders’ relationships.

Seasonality

Our Group’s business activities are generally not directly affected by factors associated with seasonality. We may experience fluctuation in demand due to heightened or weakened economic conditions, geopolitical events, and shifts in trade patterns in areas where we operate.

Insurance

Our Group maintains various forms of insurance coverage for all risks on contents related to physical property of the Company, public liability insurance such as fire insurance, insurance for work injury that also includes third party bodily injury that occurs within our office premises, medical insurance policies that cover outpatient, hospitalization, surgical and dental, personal accident insurance, as well as business travel insurance for our employees.

Intellectual Property

Trademark

We have registered the following trademark with the Intellectual Property Office of Singapore:

Trademark	Application Number	Proprietor	Classes
	40202405063W	Uni-Fuels Pte. Ltd.	04,36

We have also filed an application to register the following trademark with the Intellectual Property Office of Singapore on September 10, 2024:

Trademark	Application Number	Applicant	Classes
	40202420741Y	Uni-Fuels Pte. Ltd.	04,36

Domain

We have a registered domain, www.uni-fuels.com. The information contained on this website is not a part of this report.

Marine fuels trading primarily involves the buying and selling of physical commodities. Unlike technology-intensive industries where patents and trade secrets play a significant role, marine fuels trading relies less on proprietary technology or processes. We use the trade name “Uni-Fuels” as our brand, for which we have applied for trademark registration. Due to the nature of our business, we believe our exposure to intellectual property risk in our business is limited, and therefore we have not implemented any measures to protect our intellectual property. Since our inception, there have not, to our knowledge, been any infringements of intellectual property rights owned by the Company, including but not limited to any claims and threatened claims or proceedings initiated by us; and we have not been subject to any third party claims relating to intellectual property made against us.

As of the date of this report, we have not entered into any licensing agreements relating to our intellectual property with any third parties; and except for off-the-shelf software, we do not license intellectual property from any third party.

Legal Proceedings

We may from time to time be subject to various legal or administrative claims and proceedings arising in the ordinary course of our business. The Company is not and has not been a party to any litigation, arbitration or administrative proceedings that we believe would, individually or taken as a whole, have a material adverse effect on our business, financial condition or results of operations, and, insofar as we are aware, no such litigation, arbitration or administrative proceedings are pending, threatened, or contemplated.

Our Social Responsibilities

Our Group is dedicated to conducting business with a strong commitment to ethics, sustainability, and social responsibility, while ensuring compliance with all relevant rules and regulations. The discussions below outline our core areas of focus for corporate social responsibility:

Employee health and safety. We are dedicated to establishing satisfactory and optimal working conditions for our employees across our operational areas. We place great importance on creating a safe work environment and continuously strive to improve our procedures to ensure the health and safety of our staff, aiming to foster a happy, healthy, and productive workforce.

Employee development. We value professional growth and development of our employees. We encourage employees to enhance their professional and personal competencies through internal and external education and training programs.

Equal opportunities. When hiring new team members, we carefully assess candidates based on their professional and personal skills, without regard to gender, nationality, skin color, religion, or sexual orientation. Our focus is on recruiting competent professionals. Equal career and management opportunities are available to all employees.

Environment. As a service provider of marine fuels to the global shipping companies, we prioritize minimizing our environmental impact. We are committed to complying with applicable environmental regulations to ensure lower emissions. Our aim is to provide environmentally better alternatives while meeting the needs of our business partners. We expect all our partners to fulfil regulatory requirements, maintain safe working conditions and equipment, and demonstrate environmentally responsible practices.

4.C. Organizational structure

The following diagram illustrates the organizational structure of the Group:

4.D. Property, plants and equipment

Our principal place of business is located at 15 Beach Road, Beach Centre #05-07, Singapore 189677, where we lease approximately 1,442.38 square feet of office space. Our Singapore office is leased under one lease which will expire on May 31, 2026. We believe that our facilities are adequate to meet our needs for the immediate future, and that, should it be needed, suitable additional space will be available on commercially reasonable terms to accommodate any expansion of our operations.

Item 4A. Unresolved Staff Comments

None.

Item 5. Operating and Financial Review and Prospects

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and related notes included elsewhere in this annual report. This discussion and analysis and other parts of this annual report contain forward-looking statements based upon current beliefs, plans and expectations that involve risks, uncertainties and assumptions. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of several factors, including those set forth under “Risk Factors” and elsewhere in this annual report. You should carefully read the “Risk Factors” section of this annual report to gain an understanding of the important factors that could cause actual results to differ materially from our forward-looking statements.

5.A. Operating Results

The following table sets forth a summary of our results of operations for the years ended December 31, 2024, 2023 and 2022 as indicated. This information should be read together with our consolidated financial statements and related notes included elsewhere in this prospectus. The operating results in any year are not necessarily indicative of the results that may be expected for any future trends.

	For the Years Ended December 31
	2024		2023		2022
	US$	% of total revenues	US$	% of total revenues	US$	% of total revenues
Revenues
Sales of marine fuels	155,180,863	100.0	67,966,869	96.0	19,137,919	62.1
Sales of marine fuels-related party	-	-	2,184,911	3.1	10,424,827	33.8
Brokerage commissions	12,150	0.0	142,479	0.2	-	-
Brokerage commissions-related party	-	-	491,269	0.7	1,255,725	4.1
Total revenues	155,193,013	100.0	70,785,528	100.0	30,818,471	100.0

Cost of revenue	(152,009,204)	97.9	(68,505,327)	96.8	(28,414,153)	92.2

Gross profit	3,183,809	2.1	2,280,201	3.2	2,404,318	7.8

Operating expenses
Selling and marketing expenses	(661,892)	0.4	(210,957)	0.3	(146)	-
General and administrative expenses	(2,307,275)	1.5	(672,131)	0.9	(45,532)	0.1
Total operating expenses	(2,969,167)	1.9	(883,088)	1.2	(45,678)	0.1

Income from operations	214,642	0.1	1,397,113	2.0	2,358,640	7.7

Other income
Interest expense, net	(4,801)	0.0	(1,907)	0.0	-	-
Other income	59,884	0.0	10,944	0.0	4,813	0.0
Total other income, net	55,083	0.0	9,037	0.0	4,813	0.0

Income before income tax expense	269,725	0.2	1,406,150	2.0	2,363,453	7.7
Income tax expenses	(98,128)	0.1	(194,363)	0.3	(386,321)	1.3
Net income	171,597	0.1	1,211,787	1.7	1,977,132	6.4

Year Ended December 31, 2024 Compared to Year Ended December 31, 2023

Revenues

Total revenues increased significantly by 119% from US$70.8 million for the year ended December 31, 2023 to US$155.2 million for the year ended December 31, 2024. The substantial increase in total revenues was primarily driven by a significant rise in sales of marine fuel. This growth was partially offset by a decrease in brokerage commissions, continuously reflecting a shift in our revenue mix.

Sales of marine fuels – Sales of marine fuels increased by approximately US$85.0 million, or 121%, from approximately US$70.2 million for the year ended December 31, 2023, to approximately US$155.2 million for the year ended December 31, 2024. This increase was due to our strategic efforts to enhance our core business activities within the sales sector. We successfully expanded our team by increasing the number of employees in our sales and marketing department to conduct sales of marine fuels using our own resources, which led to a significant expansion of our customer base and an increase in the number of ports served during the year ended December 31, 2024. The number of customers and ports related to the sales of marine fuels increased significantly from 83 customers and 51 ports in the year ended December 31, 2023 to 156 customers and 87 ports during the year ended December 31, 2024. Our successful expansion into new customer base and supply ports led to an increase in the number of customers and ports where we arrange marine fuels supply for our customers, resulted in a substantial increase in our revenues.

Brokerage commissions – Brokerage commissions decreased by approximately US$0.6 million or 98% to US$12,150 for the year ended December 31, 2024, from approximately US$0.6 million for the year ended December 31, 2023. This decline was primarily attributed to a strategic pivot towards increasing our sales activities. With more resources allocated by recruiting sales and marketing employees and other personnel, we strategically decided to execute more sales by leveraging our internal resources instead of referring deals to other parties for brokerage commissions during the year ended December 31, 2024. The considerable decrease in the number of brokerage transactions we referred, which significantly dropped to 1 for the year ended December 31, 2024, from 85 for the year ended December 31, 2023, resulted a decrease in our brokerage commissions.

Cost of revenues

Cost of revenues increased by approximately US$83.5 million or 122% from approximately US$68.5 million for the year ended December 31, 2023 to approximately US  $152.0 million for the year ended December 31, 2024. Such increase was mainly attributable to the growth in sales of marine fuels with increasing cost to acquire marine fuels for sales.

Gross profit

Our gross profit increased by approximately US$0.9 million or 40%, from approximately US$2.3 million for the year ended December 31, 2023 to approximately US$3.2 million for the year ended December 31, 2024. The total gross profit margin for the year ended December 31, 2024, was approximately 2.1%, compared to approximately 3.2%   for the year ended December 31, 2023.

Gross profit margin of sales of marine fuels decreased to 2.1% for the year ended December 31, 2024 from 2.3% for the year ended December 31, 2023. This decline was primarily due to our strategic focus on expanding market presence and capturing additional market share for our reselling business. As part of our growth strategy, we dedicated our resources to acquiring new customers by offering competitive prices that are in line with market conditions with a view to increasing our market share.

Although the decrease in gross profit and gross profit margin was noted, these decisions were made as part of a deliberate strategy to drive sales, expand market share, and adapt to prevailing market dynamics. By offering more competitive pricing and strategically allocating resources, we could strengthen our market position and enhance long-term profitability.

Operating expenses

Selling and marketing expenses increased to US$0.7 million for the year ended December 31, 2024, from US$0.2 million for the year ended December 31, 2023, primarily driven by the expansion of our sales activities. To manage sales more effectively, we hired more employees in our sales and marketing department to strengthen our customer relationships. Additionally, our staff undertook increased efforts in building and nurturing relationships with our customers and business partners, and more business travel and marketing activities were undertaken, contributing to this substantial increase.

General and administrative expenses increased by US$1.7 million to US$2.3 million for the year ended December 31, 2023, compared to US$0.7 million for the year ended December 31, 2023. One significant factor was the expansion of our workforce through the recruitment of administrative staff and key management personnel, aiming at enhancing operational efficiency. There was also a notable rise in professional fees resulting from expenses related to auditing our consolidated financial statements,consulting services regarding leasing the new office premises and negotiating banking facilities for business financing. These factors collectively drove a sharp increase in total general and administrative expenses compared to the preceding year, reflecting our concerted efforts to support operational growth and strategic initiatives.

Other income

Other income increased by US$46,046 from US$9,037 for the year ended December 31, 2023 to US$55,083 for the year ended December 31, 2024. The increase was mainly due to interest income earned from fixed deposit and increase in other ancillary service income which is not within the scope ASC 606.

Income before income taxes

We had an income before income taxes of US$0.3 million and US$1.4 million for the years ended December 31, 2024 and 2023, respectively. The decrease in income before income taxes was primarily due to the lower profit margin resulting from our increased sales activities and increase in operating cost, mainly due to the expansion of our operations through the recruitment of staff and the incurrence of additional operating expenses to support our growth initiatives and enhance our overall capabilities during the year ended December 31, 2024.

Income tax expense

Income tax expense decreased from US$0.2 million for the year ended December 31, 2023 to US$0.1 million for the year ended December 31, 2024. The decrease was in tandem with the decrease in income before income taxes.

Net income

As a result of the foregoing factors, net income decreased by 86% from US$1.2 million for the year ended December 31, 2023 to US$0.2 million for the year ended December 31, 2024.

Year Ended December 31, 2023 Compared to Year Ended December 31, 2022

Revenues

Total revenues increased significantly by 130% from US$30.8 million for the year ended December 31, 2022 to US$70.8 million for the year ended December 31, 2023. The substantial increase in total revenues was primarily driven by a significant rise in sales of marine fuel. This growth was partially offset by a decrease in brokerage commissions, reflecting a shift in our revenue mix.

Sales of marine fuels – Sales of marine fuels increased by approximately US$40.6 million, or 137%, from approximately US$29.6 million for the year ended December 31, 2022, to approximately US$70.2 million for the year ended December 31, 2023. This increase was due to our strategic efforts to enhance our core business activities within the sales sector. We successfully expanded our team by increasing the number of employees in our sales and marketing department to conduct sales of marine fuels using our own resources, which led to a significant expansion of our customer base and an increase in the number of ports served during the year ended December 31, 2023. The number of customers and ports related to the sales of marine fuels increased significantly from 13 customers and 30 ports in the year ended December 31, 2022 to 83 customers and 51 ports during the year ended December 31, 2023. Our successful expansion into new customer base and supply ports led to in an increase in the number of customers and ports where we arrange marine fuels supply for our customers, and resulted in a substantial increase in our revenues.

Brokerage commissions – Brokerage commissions decreased by approximately US$0.6 million or 50% to approximately US$0.6 million for the year ended December 31, 2023, from approximately US$1.2 million for the year ended December 31, 2022. This decline was primarily attributed to a strategic pivot towards increasing our sales activities. With more resources allocated by recruiting sales and marketing employees and other personnel, we strategically decided to execute more sales by leveraging our internal resources instead of referring deals to other parties for brokerage commissions during the year ended December 31, 2023. The considerable decrease in the number of brokerage transactions we referred, which significantly dropped to 85 for the year ended December 31, 2023, from 236 for the year ended December 31, 2022, suggested a decrease in our brokerage commissions.

Cost of revenues

Cost of revenues increased by approximately US$40.1 million or 141% from approximately US$28.4 million for the year ended December 31, 2022 to US$68.5 million for the year ended December 31, 2023. Such increase was mainly attributable to the growth in sales of marine fuels with increasing cost to acquire marine fuels for sales.

Gross profit

Our gross profit decreased by approximately US$0.1 million or 5%, from approximately US$2.4 million for the year ended December 31, 2022 to approximately US$2.3 million for the year ended December 31, 2023. The total gross profit margin for the year ended December 31, 2023, was approximately 3.2%, compared to approximately 7.8% for the year ended December 31, 2022.

Gross profit margin of sales of marine fuels decreased to 2.3% for the year ended December 31, 2023 from 3.9% for the year ended December 31, 2022. This decline was primarily due to our strategic focus on expanding market presence and capturing additional market share for our reselling business. As part of our growth strategy, we dedicated our resources to acquiring new customers by offering competitive prices that are in line with market conditions with a view to increasing our market share. Gross profit margin from sales of marine fuels to third parties and related parties was 4.1% and 3.5%, respectively, for the year ended December 31, 2022. In comparison, for the year ended December 31, 2023, gross profit margin was 2.3% and 3.1%, respectively. There was no significant difference in gross profit margin between the sales to our third-party customers and related parties.

Additionally, the decrease in total gross profit margin was also attributed to the decline in brokerage commissions, which traditionally yield a 100% gross profit margin. In executing our strategic plans and focusing on transactions using our own resources, we chose to dedicate most of our resources to the sales of marine fuels during the year ended December 31, 2023. This shift in our revenue mix resulted in a decrease in the total gross profit margin.

Although the decrease in gross profit and gross profit margin was noted, these decisions were made as part of a deliberate strategy to drive sales, expand market share, and adapt to prevailing market dynamics. By offering more competitive pricing and strategically allocating resources, we could strengthen our market position and enhance long-term profitability.

Operating expenses

Selling and marketing expenses increased to US$0.2 million for the year ended December 31, 2023, from US$146 for the year ended December 31, 2022, primarily driven by the expansion of our sales activities. To manage sales more effectively, we hired more employees in our sales and marketing department to strengthen our customer relationships. Additionally, our staff undertook increased efforts in building and nurturing relationships with our customers and business partners, and more business travel and marketing activities were undertaken, contributing to this substantial increase.

General and administrative expenses increased by US$0.6 million to US$0.7 million for the year ended December 31, 2023, compared to US$45,532 for the year ended December 31, 2022. One significant factor was the expansion of our workforce through the recruitment of administrative staff and key management personnel, aiming at enhancing operational efficiency. There was also a notable rise in professional fees resulting from expenses related to auditing our consolidated financial statements and consulting services regarding leasing the new office premises and negotiating banking facilities for business financing. Furthermore, the leasing of a new office premise located at 15 Beach Road, Beach Centre #05-07, Singapore 189677, with the tenancy agreement signed in March 2023, necessitated increased operating expenses in communication and technology services to support daily administrative tasks and streamline workflow processes. Moreover, the addition of depreciation expense was due to the introduction or expansion of property and equipment. These factors collectively drove a sharp increase in total general and administrative expenses compared to the preceding year, reflecting our concerted efforts to support operational growth and strategic initiatives.

Other income

Other income increased by US$4,224 from US$4,813 for the year ended December 31, 2022 to US$9,037 for the year ended December 31, 2023. The increase was mainly due to interest income earned from fixed deposit and increase in other ancillary service income which is not within the scope ASC 606.

Income before income taxes

We had an income before income taxes of US$1.4 million and US$2.4 million for the years ended December 31, 2023 and 2022, respectively. The decrease in income before income taxes was primarily due to the lower margin resulting from our increased sales activities and a decrease in brokerage commissions. Additionally, the expansion of our operations through the recruitment of staff and the incurrence of additional operating expenses to support our growth initiatives and enhance our overall capabilities also contributed to this decrease during the year ended December 31, 2023.

Income tax expense

Income tax expense decreased from US$0.4 million for the year ended December 31, 2022 to US$0.2 million for the year ended December 31, 2023. The change was primarily due to the decrease in income before income taxes and corporate income tax rebate received amounted to SG$38,000 (equivalent to US$28,818) together with benefit from tax allowance claim in Singapore, which further reduced our income tax expense.

Net income

As a result of the foregoing factors, net income decreased by 39% from US$2.0 million for the year ended December 31, 2022 to US$1.2 million for the year ended December 31, 2023.

5.B. Liquidity and Capital Resources

Our principal sources of liquidity to finance our day-to-day operations are from the financing provided by a financing institution and cashflow from operating activities (please refer to the details set out in the analysis of our cash flows below).

On July 11, 2024, United Overseas Bank Limited, another financial institution in Singapore, granted us banking facilities comprising (i) a trade financing facility of US$2 million, with an interest rate of 1.65% per annum over the bank’s cost of funds and a financing period of up to 45 days for supplier invoices, and (ii) a foreign exchange facility of US$2 million, with a maximum tenor of 3 months. With the availability of the banking facilities from United Overseas Bank Limited, on September 24, 2024, we terminated our original banking facilities with Bangkok Bank Public Company Limited Singapore Branch.

As of December 31, 2024 and 2023, only the trade financing facilities were drawn down, which amounted to US$1,510,249 and US$1,195,149, respectively.

The availability of cash flow from operating activities and access to banking facilities together provide us with sufficient liquidity to meet our ongoing working capital requirements.

We recorded net cash inflow in operating activities of US$0.3 million for the year ended December 31, 2024, net cash outflow in operating activities of US$1.0 million for the year ended December 31, 2023 and net cash inflow from operating activities of US$3.0 million for the year ended December 31, 2022.

As of December 31, 2024, we had positive working capital of US$3.7 million and US$4.3 million in cash, out of which US$69,534 was held in Singapore Dollars, and the rest was held in U.S. Dollars and other currencies. As of December 31, 2023, we had positive working capital of US$3.8 million, US$2.6 million in cash and US$1.5 million in restricted cash, out of which US$7,859 was held in Singapore Dollars, and the rest was held in U.S. Dollars. Our cash and restricted cash primarily consist of balances maintained with banks in Singapore. Our restricted cash represents a fixed deposit amounting to US$1.5 million, which is required to be maintained with a bank in Singapore and is used as collateral for banking facilities extended to the Company. This deposit was mature on October 15, 2024.

On January 15, 2025, the Company consummated its initial public offering (“IPO”) of 2,100,000 Class A Ordinary Shares at an offering price of US$4 per share, generating gross proceeds of US$8.4 million with net proceeds of approximately US$7.39 million, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by the Company. On February 4, 2025, the underwriter exercised the OA Option in full to purchase 315,000 additional Class A Ordinary Shares from the Company at the public offering price of US$4 per share, generated gross proceeds of US$1.26 million with net proceeds of approximately US$1.17 million, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by the Company.

In assessing our liquidity, we monitor and analyze our cash on-hand and our operating and capital expenditure commitments. Our liquidity needs are to meet our working capital requirements, operating expenses and capital expenditure obligations. Equity financing in form of shares allotment and capital contribution from shareholders, and cash generated from operations have been utilized to finance our working capital requirements.

Considering all facts and information on hand, we expect our cash on hand is sufficient to finance our working capital requirements within the normal operating cycle of a twelve-months period from the date of our financial statements are issued.

Based on the above considerations, we are of the opinion that we have sufficient funds to meet our working capital requirements and current liabilities as they become due within twelve months from the date of our financial statements are issued. However, there is no assurance that we will be successful in implementing our plans. There are a number of factors that could potentially arise and could undermine our plans, such as changes in the demand for our products, general market conditions and the broader capital market climate in Singapore, etc.

Cash Flows

The following table sets forth a summary of our cash flows for the years ended December 31, 2024 and 2023 as indicated.

	For the Years Ended December 31,
	2024	2023	2022
	US$	US$	US$
Net cash provided by (used in) operating activities	331,843	(965,794)	3,026,856
Net cash used in investing activities	(9,020)	(427,331)	-
Net cash (used in) provided by financing activities	(62,717)	2,160,250	-
Net increase in cash and restricted cash	260,106	767,125	3,026,856
Cash and restricted cash, beginning of year	4,064,850	3,297,725	270,869
Cash and restricted cash, end of year	4,324,956	4,064,850	3,297,725

Operating activities

Net cash provided by operating activities for the year ended December 31, 2024 was US$0.3 million, as compared to the net income of US$0.2 million. The difference was primarily attributable to (i) a decrease of US$1.4 million in accounts receivable due to reduced billing to our customers with fewer sales activities towards the end of the period, offset by; (ii) a decrease of US$1.1 million in accounts payable as most invoices from the vendors had been settled before the year ended; and (iii) a decrease of income tax payable of US$0.2 million due to the settlement of Corporate Income Tax.

Net cash used in operating activities for the year ended December 31, 2023 was US$1.0 million, as compared to the net income of US$1.2 million. The difference was primarily attributable to (i) an increase of US$11.7 million in accounts receivable due to intensified sales activities, necessitating the granting of a general 30-day credit term to customers; (ii) an increase of US$9.8 million in accounts payable, which aligned with the expansion in sales activities, leading to an increase in purchase of marine fuels to support operations; (iii) an increase of US$0.1 million in prepayment and other assets, due to our proactive approach to smoothen business operations by paying certain operating expenses in advance; and (iv) a decrease of income tax payable of US$0.2 million with payment of Corporate Income Tax.

Net cash provided by operating activities for the year ended December 31, 2022 was US$3.0 million, as compared to the net profit of US$2.0 million. The difference was primarily attributable to (i) a decrease of US$0.3 million in accounts receivable, attributed to fewer sales towards the end of the year, resulting in a reduced amount billed to our customers; (ii) an increase of US$0.4 million for the provision of Corporate Income Tax and (iii) an increase of US$0.1 million in accounts payables and US$0.2 million in accrued expenses and other liabilities due to the delays in settling procurement costs and other operating expenses.

Investing activities

Net cash used in investing activities for the year ended December 31, 2024 and 2023 was US$9,020 and US$0.4 million, respectively, which was entirely spent on the purchase of property and equipment.

Financing activities

Net cash used in financing activities for the year ended December 31, 2024 was US$0.06 million. This was primarily due to net drawdowns from banking facilities of US$0.3 million during the year ended December 31, 2024; and offset by payment of cost related to our IPO of US$0.4 million;.

Net cash provided by financing activities for the year ended December 31, 2023 was US$2.2 million. This was primarily due to (i) net drawdowns from banking facilities of US$1.2 million during the year ended December 31, 2023; (ii) proceeds from the capital injection from shareholder of US$0.8 million; (iii) deposit of US$0.3 million received from a related party; and (iv) payment of cost related to our IPO of US$0.1 million.

5.C. Research and Development, Patent and Licenses, etc.

We did not conduct any research and development activities for the years ended December 31, 2024, 2023 and 2022.

5.D. Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended December 31, 2024 that are reasonably likely to have a material effect on our total net revenues, income, profitability, liquidity or capital reserves, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

5.E. Critical Accounting Estimates

We prepare our consolidated financial statements in accordance with U.S. GAAP, which requires us to make judgments, estimates and assumptions that affect (i) the reported amounts of our assets and liabilities; (ii) the disclosure of our contingent assets and liabilities at the end of each reporting period; and (iii) the reported amounts of revenues and expenses during each reporting period. We continually evaluate these judgments, estimates and assumptions based on our own historical experience, knowledge and assessment of current business and other conditions and our expectations regarding the future based on available information, which together form our basis for making judgments about matters that are not readily apparent from other sources. Since the use of estimates is an integral component of the financial reporting process, our actual results could differ from those estimates. Some of our accounting policies require a higher degree of judgment than others in their application.

When reading our consolidated financial statements, you should consider our selection of critical accounting policies, the judgment and other uncertainties affecting the application of such policies and the sensitivity of reported results to changes in conditions and assumptions. Our critical accounting policies and practices include the following: (i) revenue recognition; (ii) operating leases; and (iii) accounts receivable, net. See Note 2—Summary of Significant Accounting Policies to our consolidated financial statements for the disclosure of these accounting policies. The management determines there are no critical accounting estimates.

Recent Accounting Pronouncements

See the discussion of the recent accounting pronouncements contained in Note 2 to the consolidated financial statements, “Summary of Significant Accounting Policies”.

Item 6. Directors, Senior Management and Employees

6.A. Directors and Senior Management

The following table sets forth information regarding our Directors and Executive Officers as at the date of this report:

Name	Age	Position
Koh Kuan Hua	39	Chief Executive Officer, Chairman of the Board of Directors and Director
Zheng Wenling Stefanie Tay	45	Chief Operating Officer and Director
Lee Ling Li	49	Chief Financial Officer
Chan Yong Xian	43	Independent Director
Gn Jong Yuh Gwendolyn	53	Independent Director
Shirley Tan Sey Liy	48	Independent Director

The business and working experience and areas of responsibility of our Directors and Executive Officers are set out below:

Mr. Koh Kuan Hua, aged 39, is our Chairman, Chief Executive Officer and Director. He is responsible for providing overall direction, leadership and formulating business strategies for our Group. He joined our operating subsidiary, Uni-Fuels Singapore, in November 2023 and has been appointed as a Director of the Company in March 2024. Mr. Koh has over 14 years of experience in the marine fuels industry. Prior to joining us, from October 2015 to October 2023, Mr. Koh worked at Sea Oil Petroleum Pte Ltd in Singapore, where he was responsible for the day-to-day operations, formulating business strategies and overall performance of the company. He was a shareholder and Director of that company. From October 2010 to December 2014, he worked as a Bunker Trader at A/S Dan-Bunkering Ltd, Shanghai Representative Office in China and Senior Bunker Trader at Dan-Bunkering (Singapore) Pte Ltd in Singapore. From February 2010 to September 2010, he worked as a Bunker Trader at Praxis Energy Agents Pte Ltd in Singapore. Mr. Koh completed his Diploma in Film and Media Studies, Film, Sound & Video at Ngee Ann Polytechnic in 2006. Mr. Koh is the spouse of Ms. Tay, our Chief Operating Officer and Director.

Ms. Zheng Wenling Stefanie Tay, aged 45, is our Chief Operating Officer and Director. She is responsible for the day-to-day operations of our Group. She joined our operating subsidiary, Uni-Fuels Singapore, as its Chief Operating Officer in November 2023. She has been appointed as a Director of the Company in March 2024. Ms. Tay has over 18 years of experience in the marine fuels industry. Prior to joining us, from October 2015 to September 2023, Ms. Tay worked at Sea Oil Petroleum Pte Ltd in Singapore, where she was responsible for the sales and operational performance of the company. She was the Commercial Director of that company. From August 2010 to December 2014, she worked as a Senior Bunker Trader and then as a Trading Manager and Team Leader at Dan-Bunkering (Singapore) Pte Ltd in Singapore. From October 2006 to August 2010, she worked as a Bunker Trader before promoting to the role of Senior Bunker Trader and Team Leader at United Bunkering & Trading (Asia) Pte Ltd in Singapore. Ms. Tay completed her Honours Degree of Bachelor of Science in Management at University College Dublin in 2009. She is the spouse of Mr. Koh, our Chairman, Chief Executive Officer and Director.

Ms. Lee Ling Li, aged 49, is our Chief Financial Officer. She is responsible for the overall finance and accounting functions, trade finance, treasury, payroll, tax and corporate secretarial matters for our Group. She joined our operating subsidiary, Uni-Fuels Singapore, in January 2024. She is also a Director of our subsidiary, Uni-Fuels Group Inc. Ms. Lee has over 27 years of experience in finance and accounting working for various organizations in the marine fuels industry. From February 2022 to December 2023, Ms. Lee worked as a Head of Finance and Accounting at Sea Oil Petroleum Pte Ltd in Singapore. From September 2015 to September 2021, she worked as the Group Chief Accountant at AFCO Energy Pte Ltd in Singapore. From September 2010 to July 2015, she worked as a Chief Accountant at Opet Trade (Singapore) Pte Ltd in Singapore. From September 2005 to June 2010, she worked as the Group Chief Accountant at United Bunkering & Trading (Asia) Pte Ltd in Singapore. In all of the positions in the various companies aforementioned, Ms. Lee was responsible for the finance, accounting, administrative, HR, tax reporting and treasury functions of those companies. From September 1996 to September 2005, she worked as an Accountant for Bomin Bunker Oil Pte Ltd in Singapore, where she was responsible for the finance and accounting, payroll and tax reporting functions. Ms. Lee completed her Master of Business in Professional Accounting and Graduate Certificate in Accounting at Victoria University of Technology in 2003 and 2001 respectively. She obtained a Higher Diploma in Accounting from London of Chamber Commerce and Industry (Singapore) in 1995 and a Diploma in Accounting from Thames School of Commerce Singapore in 1995.

Mr. Chan Yong Xian, aged 43, is our Independent Director. He is currently the Chief Financial Officer of Rectitude Holdings Ltd (symbol: RECT), a company listed on Nasdaq and the independent director and chairman of the audit committee of YY Group Holding Ltd. (symbol: YYGH), a company listed on Nasdaq. Mr. Chan is an experienced professional with a long work history in the field of accounting and auditing. Mr. Chan’s extensive audit experience includes positions as Senior Audit Manager at BDO LLP from January 2018 to December 2020 and at Ang & Co PAC from August 2021 to March 2023, and a senior promoted to Manager at Pricewaterhouse Coopers LLP from December 2013 to January 2018, where he audited listed companies in compliance with various accounting standards and was involved in IPO projects. His leadership skills were evident in managing audit engagements, contributing to revenue growth, and coaching audit teams. Throughout his career, he has demonstrated strong expertise in implementing business controls, streamlining processes, and providing valuable advisory guidance to management. Mr. Chan holds a Master’s degree in Accounting from the Australian National University (2008) and a Bachelor’s degree in Electrical and Electronic Engineering (2006). He is a Certified Public Accountant (CPA) from CPA Australia. Additionally, he gained valuable audit experience in Sarbanes-Oxley testing and implementation throughout his career, working with prominent clients.

Ms. Gn Jong Yuh Gwendolyn, aged 53, is our Independent Director. She is an Equity Partner at Shook Lin & Bok LLP, where she has over 20 years of experience as a Corporate Lawyer specializing in corporate finance and capital markets across Singapore and the Asian region. Ms. Gn actively advises SGX Main Board and Catalist listed companies, SMEs, MNCs, and financial institutions on a range of areas including fund raising, IPOs, RTOs, dual listings, mergers and acquisitions, corporate structuring, and corporate governance. Her extensive expertise has positioned her as a leading advisor in these fields. She graduated with an LLB (Hons) (Second Upper) from the National University of Singapore in 1994 and was called to the Singapore bar as an Advocate and Solicitor in 1995. Ms. Gn has received the International Law Office and Lexology Client Choice Award 2014 for Capital Markets in Singapore and is recognized by Asialaw Leading Lawyers as a leading capital markets and corporate finance lawyer. She is also featured in Euromoney’s Guide to the World’s Leading Women in Business Law and World’s Leading Capital Markets Lawyers.

Ms. Shirley Tan Sey Liy, aged 48, is our Independent Director. She is the Founder and CEO of ST Corporate Advisory Pte Ltd and serves as an Independent Director of Rectitude Holdings Ltd. With over 20 years of experience, Ms. Tan is a qualified Chartered Secretary specializing in corporate secretarial work and compliance advisory. Her expertise spans private and publicly listed companies, SMEs, foreign and offshore companies, and academic institutions in Singapore. She has significant experience in corporate secretarial due diligence for IPOs, dual listings in Singapore and Hong Kong, secondary listings on SGX, Nasdaq listings, REITs, RTOs, M&As, company restructuring, liquidation, and immigration applications for expatriates. Additionally, she offers advisory services on compliance matters in Singapore. Ms. Tan holds a Master of Science in Management with Distinction from the National University of Ireland, Dublin. She is a Fellow of the Chartered Secretaries Institute of Singapore (CSIS) and holds a Practicing Certificate from CSIS. She is also a member of the CSIS Secretarial Practice Sub-Committee, the Singapore Institute of Directors, and the Singapore Chinese Chamber of Commerce and Industry.

Family Relationship

Mr. Koh (our Chairman, Chief Executive Officer and Director) and Ms. Tay (our Chief Operating Officer and Director) are spouses. Otherwise, there are no family relationships among our directors and executive officers.

6.B. Compensation

For the years ended December 31, 2024, 2023 and 2022, we paid an aggregate of approximately US$1.1 million, US$176,160 and nil, respectively in cash and benefits in-kind granted to or accrued on behalf of all of our Directors and members of senior management, including our Chief Executive Officer, Chief Operating Officer, Chief Financial Office, Senior Vice President, Commercial and Vice President, Operations, for their services, in all capacities, and we did not pay any additional compensation to our Directors and members of senior management. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our Executive Officers and Directors.

2024 Share Incentive Plan

We have adopted the Uni-Fuels Holdings Limited 2024 Share Incentive Plan, or the 2024 Incentive Plan, to attract and retain best available personnel, provide additional incentives to employees, directors and consultants, and promote the success of our business. Under the 2024 Incentive Plan, the maximum aggregate number of Class A Ordinary Shares which may be issued pursuant to all awards (including incentive share options) are 1,482,863 shares, representing 15% of the number of fully-diluted Class A Ordinary Shares outstanding as of the date of our Company’s initial public offering, or after our Company’s initial public offering, to represent 15% of the number of fully-diluted Class A Ordinary Shares outstanding as of December 31 of the preceding calendar year, as the case may be.

6.C. Board Practices

Corporate Governance Practices

Foreign Private Issuer

We qualify as a “foreign private issuer” under the SEC rules and Nasdaq rules. As a foreign private issuer, we will be exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements, and our officers, directors, and principal shareholders will be exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. Also, we are not required to comply with Regulation FD, which restricts the selective disclosure of material information. However, we will file with the SEC, within 120 days after the end of each fiscal year, or such applicable time as required by the SEC, an annual report on Form 20-F containing financial statements audited by an independent registered public accounting firm, and we will submit to the SEC from time to time, on Form 6-K, reports of information that would likely be material to an investment decision in our Shares.

Furthermore, Nasdaq Rule 5615(a)(3) provides that a foreign private issuer, such as us, may rely on our home country corporate governance practices in lieu of certain of the rules in the Nasdaq Rule 5600 Series and Rule 5250(d), except that we must comply with Nasdaq’s Notification of Noncompliance requirement (Rule 5625), the Voting Rights requirement (Rule 5640), and that we have an audit committee that satisfies Rule 5605(c)(3), including having committee members that meet the independence requirements of Rule 5605(c)(2)(A)(ii). The exemptions are subject to our disclosure of which requirements we are not following and the equivalent Cayman Islands requirements. Below are some of the exemptions afforded to foreign private issuers under the Nasdaq rules:

●	Exemption from the requirement that we disclose within four business days of any determination to grant a waiver of the code of business conduct and ethics to directors and officers.

●	Exemption from the requirement that our board of directors be composed of independent directors.

●	Exemption from the requirement that our audit committee have a minimum of three members.

●	Exemption from the requirement that we hold annual shareholders’ meetings.

●	Exemption from the requirement that our board of directors have a remuneration committee composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities.

●	Exemption from the requirement that director nominees are selected, or recommended for selection by our board of directors, either by (i) independent directors constituting a majority of our board of directors’ independent directors in a vote in which only independent directors participate, or (ii) a committee comprised solely of independent directors and governed by a formal written charter or board resolution, as applicable, addressing the nomination process as adopted.

We intend to comply with all of the rules generally applicable to U.S. domestic companies listed on the Nasdaq. We may in the future decide to use the foreign private issuer exemption with respect to some or all of the other Nasdaq corporate governance rules. We also intend to comply with Cayman Islands corporate governance requirements under the Companies Act applicable to us at the same time. If we rely on our home country corporate governance practices in lieu of certain of the rules of Nasdaq, our shareholders may not have the same protections afforded to shareholders of companies that are subject to all of the corporate governance requirements of Nasdaq. We may utilize these exemptions for as long as we continue to qualify as a foreign private issuer.

Board of Directors

Our board of directors consists of five directors. A director who is, directly or indirectly, interested in a contract or transaction or proposed contract or transaction with our company shall declare the nature of his or her interest at a meeting of our directors. A director may vote in respect of any contract or transaction or proposed contract or transaction notwithstanding that he or she may be interested therein and if he or she does so his or her vote shall be counted and he or she may be counted in the quorum at any meeting of our directors at which any such contract or transaction or proposed contract or transaction is considered. Our directors may exercise all the powers of our Company to issue debentures, debenture stock, bonds, and other securities, whether outright or as collateral security for any debt, liability or obligation of our company or of any third party. None of our non-executive directors have a service contract with us that provides for benefits upon termination of service.

We recognize the importance and benefit of having a board of directors composed of highly talented and experienced individuals having regard to the need to foster and promote diversity among board members with respect to attributes such as gender, ethnicity and other factors. In support of this goal, we will consider criteria that promote diversity, including with regard to gender, ethnicity, and other dimensions; and consider the level of representation of women on our board of directors along with other markers of diversity.

Committees of the Board of Directors

We have established three committees under the board of directors: an audit committee, a compensation committee, and a nominating and corporate governance committee. We have adopted a charter for each of the three committees. Each committee’s members and functions are described below.

Audit Committee. Our audit committee consists of Mr. Chan Yong Xian and Ms. Shirley Tan Sey Liy. Mr. Chan Yong Xian is the chairman of our audit committee. We have determined that each of our audit committee members satisfies the “independence” requirements of Rule 5605(c)(2) of the Nasdaq rules and meets the independence standards under Rule 10A-3 under the Exchange Act. We have determined that Mr. Chan Yong Xian qualifies as an “audit committee financial expert” within the meaning of the SEC rules and possesses financial sophistication within the meaning of the Nasdaq rules. Our audit committee only consists of two members immediately upon listing. Therefore, the composition of our audit committee does not comply with Rule 5605(c)(2)(A) of the Nasdaq rules which requires our audit committee to have at least three members. However, we intend to rely on the phase-in rules for newly listed companies under Rule 5615(b)(1)(B). Pursuant to these rules, regarding the requirement to have at least three members on the audit committee, we have until one year after the date the Company’s securities first trade on Nasdaq to comply with the requirement. The audit committee will oversee our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee will be responsible for, among other things:

●	appointing the independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by the independent auditors;

●	reviewing with the independent auditors any audit problems or difficulties and management’s response;

●	discussing the annual audited financial statements with management and the independent auditors;

●	reviewing the adequacy and effectiveness of our accounting and internal control policies and procedures and any steps taken to monitor and control major financial risk exposures;

●	reviewing and approving all proposed related-party transactions;

●	meeting separately and periodically with management and the independent auditors; and

●	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

Compensation Committee. Our compensation committee consists of Ms. Shirley Tan Sey Liy, Mr. Chan Yong Xian, and Ms. Gn Jong Yuh Gwendolyn. Ms. Shirley Tan Sey Liy is the chairwoman of our compensation committee. We have determined that each of our compensation committee members satisfies the “independence” requirements of Rule 5605(a)(2) of the Nasdaq rules. The compensation committee will assist the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee will be responsible for, among other things:

●	reviewing and approving, or recommending to the board for its approval, the compensation for our chief executive officer and other executive officers;

●	reviewing and recommending to the board for determination with respect to the compensation of our non-employee directors;

●	reviewing periodically and approving any incentive compensation or equity plans, programs, or similar arrangements; and

●	selecting compensation consultant, legal counsel, or other adviser only after taking into consideration all factors relevant to that person’s independence from management.

Nominating and Corporate Governance Committee. Our nominating and corporate governance committee consists of Ms. Gn Jong Yuh Gwendolyn, Ms. Shirley Tan Sey Liy, and Mr. Chan Yong Xian. Ms. Gn Jong Yuh Gwendolyn is the chairwoman of our nominating and corporate governance committee. We have determined that each of our nominating and corporate governance committee members satisfies the “independence” requirements of Rule 5605(a)(2) of the Nasdaq rules. The nominating and corporate governance committee will assist the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee will be responsible for, among other things:

●	selecting and recommending to the board nominees for election by the shareholders or appointment by the board;

●	reviewing annually with the board the current composition of the board in regard to characteristics such as independence, knowledge, skills, experience, and diversity;

●	making recommendations on the frequency and structure of board meetings and monitoring the functioning of the committees of the board; and

●	advising the board periodically in regard to significant developments in the law and practice of corporate governance, as well as our compliance with applicable laws and regulations, and making recommendations to the board on all matters of corporate governance and on any remedial action to be taken.

Duties of Directors

Under Cayman Islands law, the fiduciary duties owed by a director and officer include (a) a duty to act in good faith in what the director or officer believes to be in the best interests of the company as a whole, (b) a duty to exercise their powers for the purposes for which they were conferred and not for a collateral purpose, (c) a duty to avoid improperly fettering the exercise of future discretion, (d) a duty to avoid any conflict of interest between the director’s duty to the company and the director’s personal interests, and (e) a duty to exercise independent judgment. In addition to the above, directors also owe a duty of care which is not fiduciary in nature. This duty has been defined as a requirement to act as a reasonably diligent person having both the general knowledge, skill and experience that may reasonably be expected of a person carrying out the same functions as are carried out by that director in relation to the company and the general knowledge skill and experience of that director.

As set out above, our directors have a duty not to put themselves in a position of conflict and this includes a duty not to engage in self-dealing, or to otherwise benefit as a result of their position. However, in some instances what would otherwise be a breach of this duty can be forgiven and/or authorized in advance by the shareholders provided that there is full disclosure by the directors. This can be done by way of permission granted in the memorandum and articles of association of a company or alternatively by shareholder approval at general meetings.

Code of Business Conduct and Ethics

We have adopted a code of business conduct and ethics, which is applicable to all of our directors, executive officers and employees and is publicly available.

Terms of Directors and Officers

Our directors may be elected by a resolution of our board of directors or by an ordinary resolution of our shareholders. An appointment of a director may be on terms that the director will automatically retire from office (unless he has sooner vacated office) at the next or a subsequent annual general meeting or upon any specified event or after any specified period in a written agreement between our Company and the director, if any, but no such term will be implied in the absence of express provision. It is expected that, whether by ordinary resolution or by the directors, each director will be appointed on the terms that the director will hold office until the appointment of the director’s successor or the director’s re-appointment at the next annual general meeting, unless the director has sooner vacated office.

Employment Agreements with Executive Officers

We have entered into employment agreements with each of our executive officers. Under these agreements, each of our executive officers is employed for a specified time period. We may terminate, at any time, without advance notice or remuneration, for certain acts of the executive officer, such as conviction or plea of guilty to a felony or any crime involving moral turpitude, negligent or dishonest acts to our detriment, or misconduct or a failure to perform agreed duties. An executive officer may terminate his or her employment at any time with a three-month prior written notice.

Each executive officer has agreed to hold, both during and after the termination or expiry of his employment agreement, in strict confidence and not to use, except as required in the performance of his duties in connection with the employment or pursuant to applicable law, any of our confidential or proprietary information or the confidential or proprietary information of any third party received by us and for which we have confidential obligations. Each executive officer has also agreed to disclose in confidence to us all inventions, designs and trade secrets which he conceives, develops or reduces to practice during his employment with us and to assign all right, title and interest in them to us, and assist us in obtaining and enforcing patents, copyrights and other legal rights for these inventions, designs and trade secrets.

In addition, each executive officer has agreed to be bound by non-competition and non-solicitation restrictions during the term of the employment and for one year following the last date of employment. Specifically, each executive officer has agreed not to: (i) engage or assist others in engaging in any business or enterprise that is competitive with our business, (ii) solicit, divert or take away the business of our clients, customers or business partners, or (iii) solicit, induce or attempt to induce any employee or independent contractor to terminate his or her employment or engagement with us. The employment agreements also contain other customary terms and provisions.

Involvement in Certain Legal Proceedings

To the best of our knowledge, none of our directors or executive officers has, during the past 10 years, been involved in any legal proceedings described in subparagraph (f) of Item 401 of Regulation S-K.

Board diversity

We seek to achieve board diversity through the consideration of a number of factors when selecting the candidates to our Board, including but not limited to gender, skills, age, professional experience, knowledge, cultural, education background, ethnicity and length of service. The ultimate decision of the appointment will be based on merit and the contribution which the selected candidates will bring to our board.

Our directors have a balanced mix of knowledge and skills. We have three independent directors with different industry backgrounds, representing a majority of the members of our board. We also achieved gender diversity by having two female directors out of the total of five directors (including independent directors). Our board is well balanced and diversified in alignment with the business development and strategy of the Company.

6.D. Employees

As of December 31, 2024, we had a workforce of 16 employees who are located in Singapore and 1 employee who is located in Korea. The following table sets forth the number of our employees as of December 31, 2024 by function:

	Number	% of Total
Management	5	33%
Finance, Accounting, Human Resource and Administration	4	27%
Sales and Marketing	8	40%
Total	17	100%

Our success depends on our ability to attract, retain and motivate qualified employees that share our values. We place great emphasis on our corporate culture to ensure that we maintain consistently high standards where we operate. We believe that we maintain a good working relationship with our employees and we have not experienced any significant labor disputes.

We provide training to new sales and marketing employees with no experience in the marine fuels industry working in the sales and marketing department.

We enter into standard labor contracts and confidentiality agreements with our employees.

6.E. Share Ownership

The following table sets forth information regarding the beneficial ownership of our Shares as of the date of this report by our officers, directors, and 5% or greater beneficial owners of Shares. There is no other person or group of affiliated persons known by us to beneficially own more than 5% of our Shares. Except as may otherwise be required by law, each Class B Ordinary Share has ten votes per share and is convertible into one Class A Ordinary Share, whereas our Class A Ordinary Shares, which the Selling Shareholders are offering, have one vote per share.

We have determined beneficial ownership in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities. The person is also deemed to be a beneficial owner of any security of which that person has a right to acquire beneficial ownership within 60 days. Unless otherwise indicated, the person identified in this table has sole voting and investment power with respect to all shares shown as beneficially owned by him, subject to applicable community property laws.

Name of Beneficial Owners(1)	Class A Ordinary Shares Beneficially Owned(2)		Class B Ordinary Shares Beneficially Owned(2)		Approximate percentage of Voting rights
	Number	%	Number	%	%
Directors and Executive Officers:
Koh Kuan Hua(3)	—	—	22,650,000	100.0%	95.87%
Zheng Wenling Stefanie Tay	—	—	—	—	—
Lee Ling Li	—	—	—	—	—
Chan Yong Xian	—	—	—	—	—
Gn Jong Yuh Gwendolyn	—	—	—	—	—
Shirley Tan Sey Liy	—	—	—	—	—
All directors and executive officers as a group	—	—	22,650,000	100.0%	95.87%
5% shareholders:
Garden City Private Capital Limited(3)	—	—	22,650,000	100.0%	95.87%
Thong Mei Sze	1,470,000	15.05%	—	—	0.62%
Wong Chee How	1,470,000	15.05%	—	—	0.62%
iCapital Holdings (SG) Pte. Ltd.(4)	1,470,000	15.05%	—	—	0.62%

(1)	Unless otherwise noted, the business address of each of the following entities or individuals is 15 Beach Road, Beach Centre #05-07, Singapore 189677.

(2)	Applicable percentage of ownership is based on 9,765,000 Class A Ordinary Shares and 22,650,000 Class B Ordinary Shares outstanding as of the date of this report.

(3)	Represents Shares held of record by Garden City Private Capital Limited, a British Virgin Islands investment holding company wholly owned by Mr. Koh Kuan Hua.

(4)	Represents Shares held of record by iCapital Holdings (SG) Pte. Ltd. (“iCapital”), a Singapore company. Toe Teow Heng is the major shareholder and a director of iCapital, and therefore has voting and dispositive power over the shares owned by iCapital.

Item 7. Major Shareholders and Related Party Transactions

7.A. Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees—6.E. Share Ownership.”

7.B. Related Party Transactions

The following is a summary of transactions since 2022 to which we have been a party and in which any members of our Board of Directors, any Executive Officers, or Major Shareholders had, has or will have a direct or indirect material interest, other than compensation arrangements which are described under Item 6.B. Compensation:

Nature of relationships with related parties

Name	Relationship with the Company
Goh Wee Huan	Controlling shareholder who held a controlling interest in Uni-Fuels Singapore from January 1, 2022 to December 8, 2023, and served as director of Uni-Fuels Singapore from December 22, 2022 to December 8, 2023
Koh Kuan Hua	Controlling shareholder and director of the Company
Garden City Private Capital Limited	Major shareholder of the Company and wholly owned by Koh Kuan Hua
Sea Oil Petroleum Pte Ltd (“Sea Oil Petroleum”)	Under the significant influence of Koh Kuan Hua, who held a minority interest in Sea Oil Petroleum from January 1, 2022 to October 31, 2023, and served as its director from January 1, 2022, to September 26, 2023

Transactions with related parties

				For the Years Ended December 31,
Name		Nature	2024	2023	2022
Sea Oil Petroleum	(1)	Sales of marine fuels	$-	$2,184,911	$10,424,827

Sea Oil Petroleum	(2)	Brokerage commissions	$-	$491,269	$1,255,725

Sea Oil Petroleum	(1)	Purchase of marine fuels	$-	$8,839,579	$17,145,449

Goh Wee Huan	(3)	Advances from a related party	$-	$678,259	$-

Garden City Private Capital Limited	(4)	Advances to a shareholder	$8,534	$-	$-

(1)	The amounts for the years ended December 31, 2023 and 2022 represented proceeds from sales of marine fuels to and cost of marine fuels purchased from the related party. The Group engaged in reciprocal transactions with the related party, encompassing both the sale and purchase of marine fuels. These transactions were conducted based on advantageous positioning, with each party utilizing their relative strengths in specific marine fuels products across various ports for each transaction at the time.
(2)	The amounts for the years ended December 31, 2023 and 2022 represented brokerage commissions generated from the related party.
(3)	The transactions represented advances from the shareholder for operational purposes during the year ended December 31, 2023. The advances were unsecured, non-interest bearing, and repayable on demand. Balances were then assigned by Goh Wee Huan to Koh Kuan Hua, coinciding with the transfer of ownership in the Uni-Fuels from Goh Wee Huan to Koh Kuan Hua on December 8, 2023. Out of the total advances of US$678,259, US$400,258 was repaid by the Group in 2023 and offsetting the amount owing by Garden City Private Capital Limited of US$8,534, leaving US$269,467 outstanding as at December 31, 2024.
(4)

The transactions represented advances to a shareholder during the year ended December 31, 2024. The advances were unsecured, non-interest bearing, and repayable on demand. The balances was offsetting against amount owing to Koh Kuan Hua and no outstanding balances as at December 31, 2024.

Balance with related parties

			As of December 31,
Name		Nature	2024	2023	2022
Sea Oil Petroleum	(1)	Accounts receivable	$-	$-	$709,734

Sea Oil Petroleum	(1)	Accounts payable	$-	$-	$979,568

Koh Kuan Hua	(2)	Amounts due to a related party	$269,467	$278,001	$-

(1)	The balances as of December 31, 2022 represented sales income and brokerage commission receivables from and purchase costs payable to the related party. The balances were fully settled subsequently.
(2)	The balances as of December 31, 2024, 2023 and 2022 represented the advances from the shareholder for operational purposes and was assigned by Goh Wee Huan to Koh Kuan Hua on December 8, 2023. The balances were unsecured, non-interest bearing and repayable on demand.

Policies and Procedures for Related Party Transactions

Our board of directors have established an audit committee which is tasked with review and approval of all related party transactions.

7.C. Interests of Experts and Counsel

Not applicable.

Item 8. Financial Information

8.A. Consolidated Statements and Other Financial Information

The financial statements as required under ITEM 17. “Financial Statements” are attached hereto and found immediately following the text of this report.

Legal Proceedings and Compliance

We may from time to time be subject to various legal or administrative claims and proceedings arising in the ordinary course of our business. The Company is not and has not been a party to any litigation, arbitration or administrative proceedings that we believe would, individually or taken as a whole, have a material adverse effect on our business, financial condition or results of operations, and, insofar as we are aware, no such litigation, arbitration or administrative proceedings are pending, threatened, or contemplated.

Dividend Policy

We have no formal dividend policy. We currently intend to retain all available funds and any future earnings to fund the development and growth of our business and to repay any indebtedness and, therefore, we do not anticipate paying any cash dividends in the foreseeable future. Additionally, our ability to pay dividends on our Shares is limited by various factors such as our future financial performance and bank covenants. Any future determination to pay dividends will be at the discretion of our Board of Directors, subject to compliance with covenants in current and future agreements governing our and our subsidiaries’ indebtedness, and will depend on our results of operations, financial condition, capital requirements and other factors that our Board of Directors may deem relevant. Under Cayman Islands law, a Cayman Islands company may pay a dividend on its shares out of either profit or share premium, provided that in no circumstances may a dividend be paid if following such payment the company would be unable to pay its debts as they fall due in the ordinary course of business.

8.A. Significant Changes

We have not experienced any significant changes since the date of our audited consolidated financial statements included in this report.

Item 9. The Offer and Listing

A. Offering and Listing Details

Our Class A Ordinary Shares are currently listed on the Nasdaq Capital Market under the symbol “UFG.” The share capital of the Company consists of two classes of ordinary shares, Class A Ordinary Shares and Class B Ordinary Shares. The rights of the holders of Class A Ordinary Shares and Class B Ordinary Shares are identical, except with respect to voting and conversion rights. Each Class B Ordinary Share has ten votes per share and is convertible into one Class A Ordinary Share, whereas our Class A Ordinary Shares have one vote per share.

B. Plan of Distribution

Not applicable.

C. Markets

Please refer to Item 9.A. “Offer and Listing Details” above.

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

Item 10. Additional Information

10.A.	Share Capital

Not applicable.

10.B. Memorandum and Articles of Association

We are an exempted company with limited liability incorporated under the laws of the Cayman Islands and our corporate affairs are governed by our amended and restated memorandum and articles of association (as may be amended from time to time, the Companies Act and the common law of the Cayman Islands.

The share capital of the Company consists of ordinary shares. As of the date hereof, our authorized share capital is US$50,000 divided into 450,000,000 Class A Ordinary Shares of par value US$0.0001 each and 50,000,000 Class B Ordinary Shares of par value US$0.0001 each. As of the date of this report, 9,765,000 Class A Ordinary Shares and 22,650,000 Class B Ordinary Shares were issued and outstanding. The following are summaries of material provisions of our amended and restated memorandum and articles of association (referred to as “memorandum” and “articles of association” below) and the Companies Act insofar as they relate to the material terms of our Class A Ordinary Shares and Class B Ordinary Shares.

Ordinary Shares

General. Our authorized share capital is US$50,000 divided into 450,000,000 Class A Ordinary Shares of par value US$0.0001 each and 50,000,000 Class B Ordinary Shares of par value US$0.0001 each. All of our outstanding Class A Ordinary Shares are fully paid and non-assessable, and are issued in registered form, and are issued when registered in our register of members. Unless the board of directors determine otherwise, each holder of our Class A Ordinary Shares will not receive a certificate in respect of such ordinary shares. Our shareholders who are non-residents of the Cayman Islands may freely hold and vote their class A ordinary shares. We may not issue shares or warrants to bearer.

Dividends. The holders of our Class A Ordinary Shares and Class B Ordinary Shares are entitled to such dividends as may be declared by our board of directors (in relation to interim dividends); and (ii) our shareholders by ordinary resolution (in relation to final dividends), but no dividend may exceed the amount recommended by our board of directors. Our articles of association provide that our board of directors may declare and pay interim dividends if justified by our financial position and permitted by law.

Voting Rights. Holders of our Class A Ordinary Shares and Class B Ordinary Shares may vote on all matters submitted to a vote of our shareholders, except as may otherwise be required by law. Each Class A Ordinary Share shall entitle the holder thereof to one (1) vote on all matters subject to vote at general meetings of the Company, and each Class B Ordinary Shares shall entitle the holder thereof to ten (10) votes on all matters subject to vote at general meetings of the Company. At any general meeting a resolution put to the vote of the meeting shall be decided by a poll. A poll shall be taken in such manner as the chairman of the meeting directs, and the result of the poll shall be deemed to be the resolution of the meeting. A quorum required for a meeting of shareholders consists of one or more shareholders who hold shares that represent not less than one-third of the outstanding shares in issue and entitled to vote at such general meeting, present in person or by proxy or, if a corporation or other non-natural person, by its duly authorized representative. General meetings may be held annually. Each general meeting, other than an annual general meeting, shall be an extraordinary general meeting. The chairman of our board of directors or our directors may by board resolutions call general meetings and they must on a shareholders’ requisition forthwith proceed to convene an extraordinary general meeting of our Company. A shareholders’ requisition is a requisition of shareholders holding not less than one-third of all votes attaching to all the issued and paid up share capital of our company that as at the date of the deposit carry the right to vote at general meetings. The requisition must state the purpose of the meeting and must be signed by or on behalf of each requisitioner (and for this purpose each joint holder shall be obliged to sign) and delivered in accordance with the notice provisions of our amended and restated articles of association. If directors do not within 21 days from the receipt of the requisition duly proceed to convene a general meeting, the requisitioners, or any of them may themselves convene a general meeting.

Any ordinary resolution is a resolution passed by a simple majority of the shareholders as, being entitled to do so, vote in person or by proxy at a general meeting of our Company and includes a unanimous written resolution, while a special resolution is a resolution passed by a majority of not less than two-thirds of the shareholders as, being entitled to do so, vote in person or by proxy at our general meeting duly constituted in accordance with our articles of association and includes a unanimous written resolution.

A special resolution will be required for important matters such as amending our memorandum and articles of association or changing the name of the Company.

There are no limitations on non-residents or foreign shareholders to hold or exercise voting rights on the ordinary shares imposed by foreign law or by the memorandum and articles of association or other constitutional document of our company.

Winding Up; Liquidation.

If we are wound up, the shareholders may, subject to our articles of association and any other sanction required by the Companies Act, pass a special resolution allowing the liquidator to do either or both of the following:

●	to divide in specie among the holders of the Class A Ordinary Shares and the holders of the Class B Ordinary Shares the whole or any part of our assets and, for that purpose, to value any assets and to determine how the division shall be carried out as among the Class A Ordinary Shares and the holders of the Class B Ordinary Shares; and

●	to vest the whole or any part of the assets in trustees for the benefit of the holders of the Class A Ordinary Shares and the holders of the Class B Ordinary Shares and those liable to contribute to the winding up.

Calls on Ordinary Shares and Forfeiture of Ordinary Shares. Subject to terms of allotment, our directors may from time to time make calls on our shareholders in respect of any moneys unpaid on their shares including any premium in a notice served to such shareholders at least 14 clear days prior to the specified time of payment. Any ordinary shares that have been called upon and remain unpaid are subject to forfeiture.

Redemption of Ordinary Shares. Subject to the terms of the Companies Act and our amended and restated memorandum and articles of association we may purchase our own shares. In accordance with our amended and restated articles of association, provided the necessary shareholders or board approval have been obtained and requirements under the Companies Act have been satisfied and subject to any rights for the time being conferred on the shareholders holding a particular class of shares, we may issue shares on terms that are subject to redemption at our option or at the option of our shareholders on such terms and in such manner as may be determined by our board of directors.

Inspection of Books and Records. Holders of our ordinary shares have no general right under our post-offering amended and restated articles of association to inspect or obtain copies of our list of shareholders or our corporate records. However, we will provide our shareholders with annual audited financial statements. See “Where You Can Find Additional Information.”

Issuance of Additional Shares. Our amended and restated memorandum and articles of association authorize our board of directors to issue additional ordinary shares from time to time as our board of directors shall determine, to the extent of available authorized but unissued shares. Issuance of these shares may dilute the voting power of holders of ordinary shares.

Anti-Takeover Provisions. Some provisions of our amended and restated memorandum and articles of association may discourage, delay or prevent a change of control of our company or management that shareholders may consider favorable. Our authorized, but unissued ordinary shares are available for future issuance without shareholders’ approval and could be utilized for a variety of corporate purposes, including future offerings to raise addition capital, acquisitions and employee benefit plans. The existence of authorized but unissued and unreserved ordinary shares could render more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.

Exempted Company. We are an exempted company with limited liability under the Companies Act. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. A Cayman Islands exempted company:

●	does not have to file an annual return of its shareholders with the Registrar of Companies;

●	is not required to open its register of members for inspection by shareholders of that company;

●	does not have to hold an annual general meeting;

●	may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);

●	may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

●	may register as an exempted limited duration company; and

●	may register as a segregated portfolio company.

10.C. Material Contracts

We have not entered into any material contracts other than (a) in the ordinary course of business, (b) those described in “Item 4. Information on the Company”, “Item 7. Major Shareholders and Related Party Transactions—7.B. Related Party Transactions,” or elsewhere in this annual report on Form 20-F, and (c) those filed as exhibits in the Registration Statement.

10.D. Exchange Controls

The Cayman Islands and Singapore currently have no exchange control restrictions.

10.E. Taxation

he following are material Cayman Islands tax, Singapore tax and U.S. federal income tax considerations relevant to an investment in our Class A Shares. This discussion does not address all of the tax consequences that may be relevant in light of the investor’s particular circumstances. Potential investors should consult their tax advisers regarding Singapore, U.S. federal, state and local, and non-U.S. tax consequences of owning and disposing of our Class A Shares in their particular circumstances.

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains, or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the Government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or, after execution, brought within the jurisdiction of the Cayman Islands. No stamp duty is payable in the Cayman Islands on the issue of shares by, or any transfers of shares of, Cayman Islands companies (except those which hold interests in land in the Cayman Islands). There are no exchange control regulations or currency restrictions in the Cayman Islands.

Payments of dividends and capital in respect of our Class A Ordinary Shares will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of our Class A Ordinary Shares, as the case may be, nor will gains derived from the disposal of our Class A Ordinary Shares be subject to Cayman Islands income or corporation tax.

The Cayman Islands enacted the International Tax Co-operation (Economic Substance) Act (Revised) together with the Guidance Notes published by the Cayman Islands Tax Information Authority from time to time. Our company is required to comply with the economic substance requirements from July 1, 2019 and make an annual report in the Cayman Islands as to whether or not it is carrying on any relevant activities and if it is, it must satisfy an economic substance test.

Singapore Taxation

The statements made herein regarding taxation are general in nature and based on certain aspects of current tax laws of Singapore and administrative guidelines issued by the relevant authorities in force as of the date of this report and are subject to any changes in such laws or administrative guidelines, or in the interpretation of these laws or guidelines, occurring after such date, which could be made on a retrospective basis. These laws and guidelines are also subject to various interpretations and the relevant tax authorities or the courts could later disagree with the explanations or conclusions set out below. The statements below are not to be regarded as advice on the tax position of any holder of our Shares or of any person acquiring, selling or otherwise dealing with our Shares or on any tax implications arising from the acquisition, sale or other dealings in respect of our Shares. The statements made herein do not purport to be a comprehensive or exhaustive description of all of the tax considerations that may be relevant to a decision to purchase, own or dispose of our Shares and do not purport to deal with the tax consequences applicable to all categories of investors, some of which (such as dealers in securities) may be subject to special rules. Prospective holders of our Shares are advised to consult their own tax advisers as to the Singapore or other tax consequences of the acquisition, ownership of or disposal of our Shares. The statements below regarding the Singapore tax treatment of dividends received in respect of our Shares are based on the assumption that the Company is tax resident in Singapore for Singapore income tax purposes. It is emphasized that neither the Company nor any other persons involved in this report accepts responsibility for any tax consequences or liabilities resulting from the subscription for, purchase, holding or disposal of our Shares.

Corporate Income Tax

Under the Income Tax Act 1947 of Singapore (“ITA”), a company established outside Singapore could be considered a tax resident in Singapore if the control and management of its business is exercised in Singapore. “Control and management” typically refers to the making of decisions on strategic matters, such as those concerning the company’s policy and strategy. Where the control and management of a company is exercised is a question of fact. Usually, the location of the company’s board of directors meetings determines where the control and management of a company’s business is exercised. Therefore, such control and management of business should not be considered to be exercised in Singapore if physical board meetings are conducted outside of Singapore.

The Inland Revenue Authority of Singapore (“IRAS”) has issued guidance indicating that a board meeting which involves the use of virtual meeting technology will generally be regarded as having strategic decisions made in Singapore if either of the following conditions is met: (i) at least 50% of the directors with the authority to make strategic decisions are physically in Singapore during the meetings; or (ii) the chairman of the board is physically in Singapore during the meeting.

On the other hand, the IRAS guidance has also indicated that where (i) no board meetings are held in Singapore and board resolutions are merely passed by circulation; (ii) the Singapore director is a nominee director while the rest of the directors are based outside Singapore; (iii) no strategic decisions are made by the Singapore director; or (iv) no key employees are based in Singapore, the control and management of the business of a company may be considered not exercised in Singapore.

A company is subject to Singapore income tax on income accruing in or derived from Singapore and on foreign-sourced income received or deemed to be received in Singapore, unless certain exemptions apply.

Foreign-sourced income in the form of dividends, branch profits and service income received or deemed to be received in Singapore by a Singapore tax resident company is exempt from Singapore income tax if the following conditions are met:

(i)	such income is subject to tax of a similar character to income tax (by whatever name called) under the law of the territory from which such income is received;

(ii)	at the time the income is received in Singapore, the highest rate of tax of a similar character to income tax (by whatever name called) levied under the law of the territory from which the income is received on any gains or profits from any trade or business carried on by any company in that territory at that time is not less than 15%; and

(iii)	the Comptroller is satisfied that the tax exemption would be beneficial to the Singapore tax resident company.

The corporate tax rate in Singapore is currently 17%. From Year of Assessment (“YA”) 2020 onwards, three-quarters of a company’s first S$10,000 of normal chargeable income, and half of its next S$190,000 of normal chargeable income are exempt from corporate tax.

Newly incorporated companies will also, subject to certain conditions and exceptions, be eligible for tax exemption on three-quarters of the company’s first S$100,000 of normal chargeable income, and half of its next S$100,000 of normal chargeable income, for each of the company’s first three YAs falling in or after YA 2020.

Dividend Distributions

Under Singapore’s one-tier corporate tax system, dividends paid by a Singapore tax resident company are exempt from Singapore income tax in the hands of its shareholders, regardless of whether the shareholder is a company or an individual and whether or not the shareholder is a Singapore tax resident.

There is no withholding tax on the dividend payments to both resident and non-resident shareholders. Foreign shareholders receiving tax exempt (one-tier) dividends are advised to consult their tax advisors to take into account the tax laws of their respective countries of residence and the applicability of any double taxation agreement which their country of residence may have with Singapore.

Gains on Disposal of our Shares

Any gains considered to be in the nature of capital made from the disposal of our Class A Ordinary Shares will not be taxable in Singapore to the extent that they do not fall within the ambit of section 10L of the ITA, which came into effect on 1 January 2024. However, any gains derived by any person from the disposal of our Class A Ordinary Shares which are gains from any trade, business, profession, or vocation carried on by that person, if accruing in or derived from Singapore, may be taxable as such gains are considered revenue in nature. Such gains may also be taxable if they constitute any gains or profits of an income nature under section 10(1)(g) of the ITA, such as if our Class A Ordinary Shares were purchased with the intention or purpose of making a profit rather than holding for long-term investment purposes in Singapore.

There are no specific legislation or regulations which deal with the characterization of whether a gain is income or capital in nature. The characterization of the gains arising from the disposal of our Class A Ordinary Shares will depend on the individual facts and circumstances of the holders of our Class A Ordinary Shares relating to the disposal of our Class A Ordinary Shares.

Subject to certain conditions being satisfied and section 10L of the ITA, gains derived by a company (“Divesting Company”) from the disposal of ordinary shares during the period between June 1, 2012 and December 31, 2027 (inclusive of both dates) will be exempt under section 13W of the ITA from Singapore income tax, if the Divesting Company legally and beneficially owned at least 20% of ordinary shares in another company (“Investee Company”) and such ordinary shares have been legally and beneficially held by the Divesting Company for a continuous minimum period of 24 months ending on the date immediately prior to the date of such disposal. The exemption prescribed under section 13W of the ITA is not applicable under the following scenarios:

●	the disposal of shares during the period from June 1, 2012 to May 31, 2022 of an unlisted Investee Company which is in the business of trading or holding Singapore immovable properties (other than the business of property development);
●	the disposal of shares from June 1, 2022 of an unlisted Investee Company which is in the business of trading, holding or developing immovable properties in Singapore or abroad, subject to certain exceptions;
●	the disposal of shares by a Divesting Company in the insurance business industry (as referred to under Section 26 of the ITA); and
●	the disposal of shares by a partnership, limited partnership or limited liability partnership where one or more of the partners is a company or are companies.

Under Section 10L of the ITA, gains received or deemed received in Singapore by an entity of a relevant group from the sale or disposal of any movable or immovable property outside Singapore will be treated as income chargeable to tax under Section 10(1)(g) of the ITA under certain circumstances. Any shares in or securities issued by a company, or any right or interest in such shares or securities, will be deemed to be located outside Singapore if the issuer thereof is incorporated outside Singapore or in the case of registered shares or any right or interest in such shares, the register or principal register (if there is more than one register) is located outside Singapore regardless of where the issuer is incorporated. If our Class A Ordinary Shares are deemed to be foreign assets, gains received or deemed received in Singapore from their disposal will be subject to tax if an entity of a relevant group disposed of our Class A Ordinary Shares unless such disposal falls within the scope of the exclusion under section 10L of the ITA.

An entity is a member of a group of entities if its assets, liabilities, income, expenses, and cash flows are (a) included in the consolidated financial statements of the parent entity of the group; or (b) excluded from the consolidated financial statements of the parent entity of the group solely on size or materiality grounds or on the grounds that the entity is held for sale. A group is a relevant group if (a) the entities of the group are not all incorporated, registered or established in Singapore; or (b) any entity of the group has a place of business outside Singapore.

There are certain exclusions in this regard. The taxation of such gains would not apply to a sale or disposal that is:

●	carried out as part of, or incidental to, the business of a “prescribed financial institution”, which includes licensed banks, licensed finance companies and holders of a capital markets services license;
●	carried out as part of, or incidental to, the relevant business activities or operations of an entity enjoying certain tax incentives, such as the financial sector incentive; or
●	carried out by an excluded entity that has adequate economic substance in Singapore (as defined and provided for under Section 10L of the ITA).

Holders of our Class A Ordinary Shares should consult their accounting and tax advisers regarding the Singapore income tax consequences of their acquisition, holding and disposal of our Class A Ordinary Shares.

Holders of our Class A Ordinary Shares who apply, or who are required to apply, the Singapore Financial Reporting Standard 39 (“FRS 39”), Financial Reporting Standard 109 (“FRS 109”) or Singapore Financial Reporting Standard (International) 9 (Financial Instruments) (“SFRS(I) 9”) (as the case may be), for the purposes of Singapore income tax may be required to recognize gains or losses (not being gains or losses in the nature of capital) in accordance with the provisions of FRS 39, FRS 109 or SFRS(I) 9 (as modified by the applicable provisions of Singapore income tax law) even though no sale or disposal of our Class A Ordinary Shares is made. Singapore corporate shareholders who may be subject to such tax treatment should consult their own accounting and tax advisors regarding the Singapore income tax consequences of their acquisition, holding and disposal of our Class A Ordinary Shares.

Stamp Duty

There is no stamp duty payable on the subscription for our Class A Ordinary Shares.

Estate Duty

Singapore estate duty was abolished with respect to all deaths occurring on or after February 15, 2008.

Material U.S. Federal Income Tax Considerations

The following discussion is a summary of U.S. federal income tax considerations generally applicable to U.S. Holders (as defined below) of the ownership and disposition of our Shares. This summary applies only to U.S. Holders that hold our Shares as capital assets (generally, property held for investment) and that have the U.S. dollar as their functional currency. This summary is based on U.S. tax laws in effect as of the date of this report, on U.S. Treasury regulations in effect or, in some cases, proposed as of the date of this report, and judicial and administrative interpretations thereof available on or before such date. All of the foregoing authorities are subject to change, which could apply retroactively and could affect the tax consequences described below. No ruling has been sought from the Internal Revenue Service (“IRS”) with respect to any U.S. federal income tax considerations described below, and there can be no assurance that the IRS or a court will not take a contrary position. Moreover, this summary does not address the Medicare tax on certain investment income, U.S. federal estate, gift, backup withholding, and alternative minimum tax considerations, or any state, local, and non-U.S. tax considerations, relating to the ownership and disposition of our Shares. The following summary does not address all aspects of U.S. federal income taxation that may be important to particular investors in light of their individual circumstances or to persons in special tax situations such as:

●	financial institutions or financial services entities;

●	underwriters;

●	insurance companies;

●	pension plans;

●	cooperatives;

●	regulated investment companies;

●	real estate investment trusts;

●	grantor trusts;

●	broker-dealers;

●	traders that elect to use a mark-to-market method of accounting;

●	governments or agencies or instrumentalities thereof;

●	certain former U.S. citizens or long-term residents;

●	tax-exempt entities (including private foundations);

●	persons liable for alternative minimum tax;

●	persons holding stock as part of a straddle, hedging, conversion or other integrated transaction;

●	persons whose functional currency is not the U.S. dollar;

●	passive foreign investment companies;

●	controlled foreign corporations;

●	persons that actually or constructively own 5% or more of the total combined voting power of all classes of our voting stock;

●	partnerships or other entities taxable as partnerships for U.S. federal income tax purposes, or persons holding Shares through such entities;

●	the Company’s officers or directors; or

●	holders who are not U.S. Holders.

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of our Shares that is, for U.S. federal income tax purposes:

●	an individual who is a citizen or resident of the United States;

●	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized in the United States or under the laws of the United States, any state thereof or the District of Columbia;

●	an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

●	a trust that (1) is subject to the primary supervision of a court within the United States and the control of one or more U.S. persons for all substantial decisions, or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

If a partnership (or other entity treated as a partnership for U.S. federal income tax purposes) is a beneficial owner of our Shares, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. Partnerships holding our Shares and their partners are urged to consult their tax advisors regarding an investment in our Shares.

Persons considering an investment in our Class A Ordinary Shares should consult their own tax advisors as to the particular tax consequences applicable to them relating to the purchase, ownership and disposition of our Class A Ordinary Shares including the applicability of U.S. federal, state and local tax laws and non-U.S. tax laws.

Taxation of Dividends and Other Distributions on Our Shares

As discussed under “Dividend Policy” above, we do not anticipate that any dividends will be paid in the foreseeable future. Subject to the PFIC rules discussed below, a U.S. Holder generally will be required to include in gross income, in accordance with such U.S. Holder’s method of accounting for United States federal income tax purposes, as dividends the amount of any distribution paid on the Shares to the extent the distribution is paid out of our current or accumulated earnings and profits (as determined under United States federal income tax principles). Such dividends paid by us will be taxable to a corporate U.S. Holder as dividend income and will not be eligible for the dividends-received deduction generally allowed to domestic corporations in respect of dividends received from other domestic corporations. Dividends received by certain non-corporate U.S. Holders (including individuals) may be “qualified dividend income,” which is taxed at the lower capital gains rate, provided that our Shares are readily tradable on an established securities market in the United States and the U.S. Holder satisfies certain holding periods and other requirements. In this regard, shares generally are considered to be readily tradable on an established securities market in the United States if they are listed on Nasdaq, as our Shares are expected to be.

Distributions in excess of such earnings and profits generally will be applied against and reduce the U.S. Holder’s basis in its Shares (but not below zero) and, to the extent in excess of such basis, will be treated as gain from the sale or exchange of such Shares. In the event that we do not maintain calculations of our earnings and profits under United States federal income tax principles, a U.S. Holder should expect that all cash distributions will be reported as dividends for United States federal income tax purposes. U.S. Holders should consult their own tax advisors regarding the availability of the lower rate for any cash dividends paid with respect to our Shares.

Dividends will generally be treated as income from foreign sources for U.S. foreign tax credit purposes and will generally constitute passive category income. Depending on the U.S. Holder’s individual facts and circumstances, a U.S. Holder may be eligible, subject to a number of complex limitations, to claim a foreign tax credit not in excess of any applicable treaty rate in respect of any foreign withholding taxes imposed on dividends received on our Shares. A U.S. Holder who does not elect to claim a foreign tax credit for foreign tax withheld may instead claim a deduction, for U.S. federal income tax purposes, in respect of such withholding, but only for a year in which such U.S. Holder elects to do so for all creditable foreign income taxes. The rules governing the foreign tax credit are complex and their outcome depends in large part on the U.S. Holder’s individual facts and circumstances. Accordingly, U.S. Holders are urged to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

Taxation of Sale or Other Disposition of Shares

Subject to the discussion below under “Passive Foreign Investment Company Rules,” a U.S. Holder will generally recognize capital gain or loss upon the sale or other disposition of Shares in an amount equal to the difference between the amount realized upon the disposition and the U.S. Holder’s adjusted tax basis in such Shares. Any capital gain or loss will be long term if the Shares have been held for more than one year and will generally be U.S.-source gain or loss for U.S. foreign tax credit purposes. Long-term capital gains of non-corporate taxpayers are currently eligible for reduced rates of taxation. The deductibility of a capital loss may be subject to limitations. U.S. Holders are urged to consult their tax advisors regarding the tax consequences if a foreign tax is imposed on a disposition of our Shares, including the availability of the foreign tax credit under their particular circumstances.

Passive Foreign Investment Company Rules

A non-U.S. corporation, such as our company, will be classified as a PFIC, for U.S. federal income tax purposes for any taxable year, if either (i) 75% or more of its gross income for such year consists of certain types of “passive” income or (ii) 50% or more of the value of its assets (determined on the basis of a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income. For this purpose, cash and cash equivalents are categorized as passive assets and the company’s goodwill and other unbooked intangibles are taken into account as non-passive assets. Passive income generally includes, among other things, dividends, interest, rents, royalties, and gains from the disposition of passive assets. We will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which we own, directly or indirectly, more than 25% (by value) of the stock.

No assurance can be given as to whether we may be or may become a PFIC, as this is a factual determination made annually that will depend, in part, upon the composition of our income and assets. Furthermore, the composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets and the cash raised in the IPO. Under circumstances where our revenue from activities that produce passive income significantly increase relative to our revenue from activities that produce non-passive income, or where we determine not to deploy significant amounts of cash for active purposes, our risk of becoming classified as a PFIC may substantially increase. In addition, because there are uncertainties in the application of the relevant rules, it is possible that the Internal Revenue Service may challenge our classification of certain income and assets as non-passive or our valuation of our tangible and intangible assets, each of which may result in our becoming a PFIC for the current or subsequent taxable years. If we were classified as a PFIC for any year during which a U.S. Holder held our Shares, we generally would continue to be treated as a PFIC for all succeeding years during which such U.S. Holder held our Shares even if we cease to be a PFIC in subsequent years, unless certain elections are made. Our U.S. counsel expresses no opinion with respect to our PFIC status for any taxable year.

If we are classified as a PFIC for any taxable year during which a U.S. Holder holds our Shares, and unless the U.S. Holder makes a mark-to-market election (as described below), the U.S. Holder will generally be subject to special tax rules that have a penalizing effect, regardless of whether we remain a PFIC, on (i) any excess distribution that we make to the U.S. Holder (which generally means any distribution paid during a taxable year to a U.S. Holder that is greater than 125 percent of the average annual distributions paid in the three preceding taxable years or, if shorter, the U.S. Holder’s holding period for the Shares), and (ii) any gain realized on the sale or other disposition of Shares. Under these rules,

● the U.S. Holder’s gain or excess distribution will be allocated ratably over the U.S. Holder’s holding period for the Shares;

● the amount allocated to the current taxable year and any taxable years in the U.S. Holder’s holding period prior to the first taxable year in which we are classified as a PFIC (each, a “pre-PFIC year”), will be taxable as ordinary income;

● the amount allocated to each prior taxable year, other than a pre-PFIC year, will be subject to tax at the highest tax rate in effect for individuals or corporations, as appropriate, for that year; and

● an additional tax equal to the interest charge generally applicable to underpayments of tax will be imposed in respect of the tax attributable to each prior taxable year, other than a pre-PFIC year, of the U.S. Holder.

If we are treated as a PFIC for any taxable year during which a U.S. Holder holds our Shares, or if any of our subsidiaries is also a PFIC, such U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of any lower-tier PFICs for purposes of the application of these rules. U.S. Holders are urged to consult their tax advisors regarding the application of the PFIC rules to any of our subsidiaries.

As an alternative to the foregoing rules, a U.S. Holder of “marketable stock” in a PFIC may make a mark-to-market election with respect to such stock, provided that such stock is “regularly traded” within the meaning of applicable U.S. Treasury regulations. If our Shares qualify as being regularly traded, and an election is made, the U.S. Holder will generally (i) include as ordinary income for each taxable year that we are a PFIC the excess, if any, of the fair market value of Shares held at the end of the taxable year over the adjusted tax basis of such Shares and (ii) deduct as an ordinary loss the excess, if any, of the adjusted tax basis of the Shares over the fair market value of such Shares held at the end of the taxable year, but such deduction will only be allowed to the extent of the amount previously included in income as a result of the mark-to-market election. The U.S. Holder’s adjusted tax basis in the Shares would be adjusted to reflect any income or loss resulting from the mark-to-market election. If a U.S. Holder makes a mark-to-market election in respect of a corporation classified as a PFIC and such corporation ceases to be classified as a PFIC, the U.S. Holder will not be required to take into account the gain or loss described above during any period that such corporation is not classified as a PFIC. If a U.S. Holder makes a mark-to-market election, any gain such U.S. Holder recognizes upon the sale or other disposition of our Shares in a year when we are a PFIC will be treated as ordinary income and any loss will be treated as ordinary loss, but such loss will only be treated as ordinary loss to the extent of the net amount previously included in income as a result of the mark-to-market election.

Because a mark-to-market election cannot be made for any lower-tier PFICs that we may own, a U.S. Holder may continue to be subject to the PFIC rules with respect to such U.S. Holder’s indirect interest in any investments held by us that are treated as an equity interest in a PFIC for U.S. federal income tax purposes.

Furthermore, as another alternative to the foregoing rules, a U.S. Holder that owns stock of a PFIC generally may make a “qualified electing fund” election regarding such corporation to elect out of the PFIC rules described above regarding excess distributions and recognized gains. However, we do not intend to provide information necessary for U.S. Holders to make qualified electing fund elections which, if available, would result in tax treatment different from the general tax treatment for PFICs described above.

If a U.S. Holder owns our Shares during any taxable year that we are a PFIC, the U.S. Holder must generally file an annual Internal Revenue Service Form 8621 and provide such other information as may be required by the U.S. Treasury Department, whether or not a mark-to-market election is or has been made. If we are or become a PFIC, you should consult your tax advisor regarding any reporting requirements that may apply to you.

You should consult your tax advisors regarding how the PFIC rules apply to your investment in our Shares.

Information Reporting and Backup Withholding

Certain U.S. Holders are required to report information to the Internal Revenue Service relating to an interest in “specified foreign financial assets,” including shares issued by a non-United States corporation, for any year in which the aggregate value of all specified foreign financial assets exceeds $50,000 (or a higher dollar amount prescribed by the Internal Revenue Service), subject to certain exceptions (including an exception for shares held in custodial accounts maintained with a U.S. financial institution). These rules also impose penalties if a U.S. Holder is required to submit such information to the Internal Revenue Service and fails to do so.

In addition, dividend payments with respect to our Shares and proceeds from the sale, exchange or redemption of our Shares may be subject to additional information reporting to the IRS and possible U.S. backup withholding. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification on IRS Form W-9 or who is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status generally must provide such certification on IRS Form W-9. U.S. Holders are urged to consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your U.S. federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the IRS and furnishing any required information. We do not intend to withhold taxes for individual Shareholders. However, transactions effected through certain brokers or other intermediaries may be subject to withholding taxes (including backup withholding), and such brokers or intermediaries may be required by law to withhold such taxes.

EACH PROSPECTIVE INVESTOR SHOULD CONSULT ITS OWN TAX ADVISOR REGARDING THE PARTICULAR U.S. FEDERAL, STATE, LOCAL AND NON-U.S. TAX CONSEQUENCES OF PURCHASING, HOLDING AND DISPOSING OF OUR SHARES, INCLUDING THE CONSEQUENCES OF ANY PROPOSED CHANGE IN APPLICABLE LAWS.

10.F. Dividends and Paying Agents

Not applicable.

10.G. Statements by Experts

Not applicable.

10.H. Documents on Display

We are subject to the periodic reporting and other informational requirements of the Exchange Act. Under the Exchange Act, we are required to file reports and other information with the SEC. Specifically, we are required to file annually a Form 20-F no later than four months after the close of each fiscal year. The SEC maintains a web site at www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, and officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

10.I. Subsidiary Information

Please see Item 4.C. “Information on the Company – Organizational structure” above.

10.J. Annual Report to Security Holders

Not applicable.

Item 11. Quantitative and Qualitative Disclosures About Market Risk

Inflation Risk

Inflationary factors, such as increases in personnel and overhead costs, could impair our operating results. Although we do not believe that inflation has had a material impact on our financial position or results of operations to date, a high rate of inflation in the future may have an adverse effect on our ability to maintain current levels of gross margin and operating expenses as a percentage of sales revenue if the revenues do not increase with such increased costs.

Interest Rate Risk

We are exposed to cash flow interest rate risk in relation to bank loans with variable interest rates which is partially offset by bank balances held at variable rates. It is the Group’s policy to keep its borrowings at variable rates at a minimum so as to minimize the fair value interest rate risk.

Credit Risk

Credit risk is controlled by the application of credit approvals, limits and monitoring procedures. We manage credit risk through regularly evaluating the collectability of financial assets, based on a combination of factors such as credit worthiness, past transaction history, current economic industry trends and changes in payment patterns. We identify credit risk collectively based on industry and customer type. In measuring the credit risk of our sales to our customers, we mainly reflect the “probability of default” by the customer on its contractual obligations and consider the current financial position of the customer and the current and likely future exposures to the customer.

Liquidity Risk

We are also exposed to liquidity risk, which is risk that we will be unable to provide sufficient capital resources and liquidity to meet our commitments and business needs. Liquidity risk is controlled by the application of financial position analysis and monitoring procedures. To manage liquidity risk, the Group monitors and maintains a level of cash and cash equivalents deemed adequate by the management to finance the Group’s operations and mitigate the effects of fluctuations in cash flows.

As of the date of this prospectus, the Group has no outstanding long-term debt. Management monitors the Company’s liquidity position regularly.

Foreign Exchange Risk

While substantially all of our revenues and costs of sales are denominated in in the U.S. dollar, our operating expenses are denominated in Singapore Dollar. All of our fixed assets are denominated in Singapore Dollar. As a result, we are exposed to foreign exchange risk as our operating expense may be affected by fluctuations in the exchange rate between the U.S. dollar and the Singapore Dollar.

Item 12. Description of Securities Other than Equity Securities

12.A. Debt Securities

Not applicable.

12.B. Warrants and Rights

Not applicable.

12.C. Other Securities

Not applicable.

12.D. American Depositary Shares

Not applicable.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

See “Item 10. Additional Information” for a description of the rights of shareholders, which remain unchanged.

14.E. Use of Proceeds

On January 13, 2025, we entered into an underwriting agreement with R. F. Lafferty & Co., Inc., as the representative of the several underwriters listed on Schedule 1 to the Underwriting Agreement (the “Representative”), relating to the Company’s initial public offering (the “IPO”) of 2,100,000 Class A ordinary shares, par value US$0.0001 per share, for a price of US$4 per share, less certain underwriting discounts. The Company also granted the underwriters a 45-day option to purchase up to 315,000 additional Class A Ordinary Shares on the same terms and conditions for the purpose of covering any over-allotments in connection with the IPO (the “OA Option”).

We raised approximately US$7.39 million in net proceeds from the IPO, which was consummated on January 15, 2025, after deducting underwriting commissions and discounts and the offering expenses payable by us. Subsequently on February 4, 2025, we further consummated the sale of 315,000 additional Class A Ordinary Shares upon exercise of the OA Option by the Representative in connection with the IPO, raising an additional US$1.17 million in net proceeds, after deducting underwriting commissions and discounts and the offering expenses payable by us. None of the transaction expenses included payments to directors or officers of our company or their associates, persons owning more than 10% or more of our equity securities or our affiliates. None of the net proceeds from the initial public offering were paid, directly or indirectly, to any of our directors or officers or their associates, persons owning 10% or more of our equity securities or our affiliates.

For the period from January 10, 2025, the date that the Company’s Registration Statement on Form F-1 (File Number: 333-282849) relating to the IPO was declared effective by the SEC, to the date of this report, we used US$8.3 million and US$0.2 million of the net proceeds received from the IPO for scaling up our reselling activities to gain market share from existing and new markets and expanding our market presence in new geographical locations, respectively. There is no material change in the use of proceeds as described in the Registration Statement. We intend to use the remainder of the proceeds from the IPO for (i) scaling up our reselling activities to gain market share from existing and new markets, (ii) for strengthening our workforce and expanding our market presence in new geographical locations, and (iii) for cash reserve and general corporate purposes, as disclosed in our registration statements on Form F-1.

Item 15. Controls and Procedures

Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of the end of the period covered by this annual report, as required by Rule 13a-15(b) under the Exchange Act. Based upon that evaluation, our management has concluded that, as of December 31, 2023 and December 31, 2024, our disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

Internal Control over Financial Reporting

In the course of auditing our consolidated financial statements for the year ended December 31, 2024, we and our auditor have identified the following material weaknesses in our internal controls over financial reporting: (a) lack of sufficient full-time personnel with appropriate levels of accounting knowledge and experience to monitor the daily recording of transactions, address complex U.S. GAAP accounting issues and to prepare and review financial statements and related disclosures under U.S. GAAP; (b) lack of a functional internal audit department or personnel that monitors the consistencies of the preventive internal control procedures as well as adequate policies and procedures in internal audit function; (c) lack of proper IT control environment, risk assessment and control activities related to Access/Logical Security, Change Management, Operation Security, Cyber Security and Service Organization Management. We intend to implement measures designed to improve our internal control over financial reporting and IT control to address the underlying causes of these material weaknesses, including i) hiring more qualified staff to fill up the key roles in the operations; ii) setting up a financial and system control framework with formal documentation of polices and controls in place; and iii) setting up an IT team and implement a set of IT control.

The process of designing and implementing an effective financial reporting system is a continuous effort that requires us to anticipate and react to changes in our business and the economic and regulatory environments and to expend significant resources to maintain a financial reporting system that is adequate to satisfy our reporting obligation. See “Item 3. Key Information—3.D. Risk Factors—If we fail to maintain an effective system of disclosure controls and internal controls over financial reporting, our ability to timely produce accurate financial statements or comply with applicable regulations could be impaired.”

Management’s Annual Report on Internal Control over Financial Reporting

This annual report on Form 20-F does not include a report of management’s assessment regarding internal control over financial reporting due to a transition period established by rules of the SEC for newly public companies. Beginning with our second annual report on Form 20-F after we become a company whose securities are publicly listed in the United States, we will be required, pursuant to Section 404 of the Sarbanes-Oxley Act, to make a formal assessment of the effectiveness of our internal controls over financial reporting.

Attestation Report of the Registered Public Accounting Firm

Since we are an “emerging growth company” as defined under the JOBS Act, we are exempt from the requirement to comply with the auditor attestation requirements that our independent registered public accounting firm attest to and report on the effectiveness of our internal control structure and procedures for financial reporting.

Changes in Internal Control over Financial Reporting

There were no changes in our internal controls over financial reporting that occurred during the period covered by this annual report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16. [Reserved]

Item 16A. Audit committee financial expert

Our board of directors has determined that Mr. Chan Yong Xian, an independent director and a member of our audit committee, qualifies as an “audit committee financial expert” within the meaning of the SEC rules and possesses financial sophistication within the meaning of the Nasdaq rules. Mr. Chan Yong Xian satisfies the “independence” requirements of Rule 5605(c)(2) of the Nasdaq rules and Rule 10A-3 under the Securities Exchange Act of 1934, as amended.

Item 16B. Code of Ethics

We have adopted a code of business conduct and ethics, which is applicable to all of our directors, executive officers and employees and is publicly available. There were no amendments to our code of business conduct and ethics during the fiscal year ended December 31, 2024. We did not grant any waivers to the provisions of our code of business conduct and ethics during the fiscal year ended December 31, 2024.

Item 16C. Principal Accountant Fees and Services

Auditor Fees

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered Marcum Asia CPAs LLP, our independent registered public accounting firm, for the years indicated.

	2023	2024
	USD	USD
	(in thousands)	(in thousands)
Services
Audit Fees(1)	312	288
Audit-Related Fees(2)	-	-
Tax Fees(3)	-	-
Other Fees(4)	-	-
Total	312	288

(1)	Audit Fees. Audit fees mean the aggregate fees billed or to be billed in each of the fiscal years listed for professional services rendered by our auditor for the audit of our annual consolidated financial statements, review of the interim financial information and review of documents filed with the SEC.

(2)	Audit-related Fees. Audit-related fees mean the aggregate fees billed or to be billed in each of the fiscal years listed for the assurance and related services rendered by our auditor, which were not included under Audit Fees above.

(3)	Tax Fees. Tax fees mean the aggregate fees billed in each of the last two fiscal years for professional services rendered by our auditor for tax compliance, tax advice, and tax planning.

(4)	Other Fees. Other fees mean the aggregate fees incurred from professional services rendered by our auditor other than services included under Audit Fees, Audit-related Fees.

The policy of our audit committee is to pre-approve all audit and non-audit services provided by our independent registered public accounting firm, including audit services, audit-related services, tax services and other services, as described above.

Item 16D. Exemptions from the Listing Standards for Audit Committees

Our audit committee consists of Mr. Chan Yong Xian and Ms. Shirley Tan Sey Liy. Mr. Chan Yong Xian is the chairman of our audit committee. We have determined that each of our audit committee members satisfies the “independence” requirements of Rule 5605(c)(2) of the Nasdaq rules and meets the independence standards under Rule 10A-3 under the Exchange Act. However, our audit committee consists of only two members. Therefore, the composition of our audit committee does not comply with Rule 5605(c)(2)(A) of the Nasdaq rules which requires our audit committee to have at least three members. However, we intend to rely on the phase-in rules for newly listed companies under Rule 5615(b)(1)(B). Pursuant to these rules, regarding the requirement to have at least three members on the audit committee, we have until one year after the date the Company’s securities first trade on Nasdaq to comply with the requirement.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

None.

Item 16F. Change in Registrant’s Certifying Accountant

None.

Item 16G. Corporate Governance

As an exempted company incorporated in the Cayman Islands and listed on Nasdaq, we are subject to corporate governance listing standards of Nasdaq. However, Nasdaq rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the Nasdaq corporate governance listing standards. We believe that our established practices in the area of corporate governance provide adequate protection to our shareholders. In this respect, we have voluntarily adopted a number of Nasdaq practices applicable to U.S. companies, such as having a majority of independent directors, establishing a compensation committee and a nominating and corporate governance committee each composed of independent directors, and adopting corporate governance guidelines. The following is, among others, the significant ways in which our corporate governance practices differ from those followed by U.S. domestic companies listed on Nasdaq, and which difference is permitted by Nasdaq rules for “foreign private issuers” such as us: we are exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including (i) the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act; (ii) the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and (iii) the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial and other specified information, or current reports on Form 8-K upon the occurrence of specified significant events. See “Item 3. Key Information—3.D. Risk Factors——We qualify as a foreign private issuer and, as a result, we are not subject to U.S. proxy rules and are subject to Exchange Act reporting obligations that permit less detailed and less frequent reporting than that of a U.S. domestic public company.”

Item 16H. Mine Safety Disclosure

Not applicable.

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

Item 16J. Insider trading policies

We have adopted an insider trading policy and procedures applicable to all directors, executive officers and employees of us and our subsidiaries, and certain of their family members and controlled entities, and have implemented processes for us that we believe are reasonably designed to promote compliance with insider trading laws, rules and regulations, and the Nasdaq listing standards. Our insider trading policy prohibits insider trading when a person covered by the policy is aware of material nonpublic information and restricts trading in our securities during predetermined blackout periods, among other things. In addition, our insider trading policy requires pre-clearance of transactions in our securities. The foregoing summary of our insider trading policy and procedures does not purport to be complete and is qualified by reference insider trading policy which is filed as Exhibit 11.2 to this Annual Report.

Item 16K. Cybersecurity

Risk Management and Strategy

We proactively identify and assess material risks associated with cybersecurity threats to our information systems and the data contained within them. This ongoing process includes continuous monitoring and evaluation of the threat environment using a combination of methods, such as manual and automated tools, subscribing to threat intelligence reports and services, analyzing threat actor reports, conducting vulnerability scans, and performing regular risk assessments.

Our third-party IT service provider plays a critical role in continuously monitoring the cybersecurity landscape, identifying potential risks, and implementing necessary defensive measures. The service provider promptly communicates any potential threats or incidents to our management team and Board of Directors. Ongoing collaboration between our management team and the service provider ensures a dynamic exchange of information and a coordinated response strategy.

To date, we are not aware of any material risks from cybersecurity threats, including incidents, that have significantly impacted or are likely to impact our Group’s business strategy, operations, or financial condition. For further details, refer to “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business—Technology and Cybersecurity Risks.”

Cybersecurity Governance

The Board of Directors has primary oversight responsibility for managing cybersecurity risks within the organization. At the management level, the Chief Executive Officer, Chief Financial Officer, and Vice President of Operations are responsible for assessing and addressing material cybersecurity risks and incidents. They regularly engage with our IT service provider and business operations teams to review cybersecurity performance metrics, identify top risks, and evaluate the progress of cybersecurity programs and initiatives.

As of the date of this report, the Company has not encountered any cybersecurity incidents deemed material to the Company as a whole.

PART III

Item 17. Financial Statements

We have elected to provide financial statements pursuant to Item 18.

Item 18. Financial Statements

The consolidated financial statements are included at the end of the annual report.

Item 19. Exhibits

Exhibit No.	Description of Exhibit
1.1	Amended and Restated Memorandum and Articles of Association of the Company (incorporated by reference to Exhibit 3.2 to the Company’s Registration Statement on Form F-1 (Amendment No.3) filed with the Securities and Exchange Commission on December 27, 2024)
2.1	Specimen Ordinary Share (incorporated by reference to Exhibit 4.1 to the Company’s Registration Statement on Form F-1 (Amendment No.3) filed with the Securities and Exchange Commission on December 27, 2024)
2.2	Representative’s Warrants issued on January 15, 2025 (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 6-K filed with the Securities and Exchange Commission on January 16, 2025)
2.3	Representative’s Warrants issued on February 4, 2025 (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 6-K filed with the Securities and Exchange Commission on February 5, 2025)
2.4*	Description of Securities
4.1	Underwriting Agreement dated November 16, 2023 (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 6-K filed with the Securities and Exchange Commission on January 16, 2025)
4.2	Trade Facilities letter by and between United Overseas Bank Limited and Uni-Fuels Pte. Ltd. dated July 11, 2024 (incorporated by reference to Exhibit 10.2 to the Company’s Registration Statement on Form F-1 (Amendment No.3) filed with the Securities and Exchange Commission on December 27, 2024)
4.3	Foreign Exchange Facilities letter by and between United Overseas Bank Limited and Uni-Fuels Pte. Ltd. dated July 11, 2024 (incorporated by reference to Exhibit 10.3 to the Company’s Registration Statement on Form F-1 (Amendment No.3) filed with the Securities and Exchange Commission on December 27, 2024)
4.4	Uni-Fuels Holdings Limited 2024 Share Incentive Plan (incorporated by reference to Exhibit 10.4 to the Company’s Registration Statement on Form F-1 (Amendment No.3) filed with the Securities and Exchange Commission on December 27, 2024)
8.1	List of subsidiaries of the Registrant (incorporated by reference to Exhibit 21.1 to the Company’s Registration Statement on Form F-1 (Amendment No.3) filed with the Securities and Exchange Commission on December 27, 2024)
11.1	Code of Business Conduct and Ethics of the Registrant (incorporated by reference to Exhibit 14.1 to the Company’s Registration Statement on Form F-1 (Amendment No.3) filed with the Securities and Exchange Commission on December 27, 2024).
11.2*	Insider Trading Policy
12.1*	CEO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	CFO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1*	CEO Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2*	CFO Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
97*	Clawback Policy
101.INS*	Inline XBRL Instance Document.
101.SCH*	Inline XBRL Taxonomy Extension Schema Document
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104*	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*	Filed with this annual report on Form 20-F

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on Form 20-F on its behalf.

Uni-Fuels Holdings Limited

/s/ Koh Kuan Hua
Koh Kuan Hua
Chief Executive Officer

Date: April 22, 2025

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

UNI-FUELS HOLDINGS LIMITED

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

Uni-Fuels Holdings Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Uni-Fuels Holdings Limited (the “Company”) as of December 31, 2024 and 2023, the related consolidated statements of income and comprehensive income, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2024, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of three years in the period ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Marcum Asia CPAs LLP

Marcum Asia CPAs LLP

We have served as the Company’s auditor since 2024.

New York, New York

April 22, 2025

Uni-Fuels Holdings Limited

Consolidated Balance Sheets

(Expressed in U.S. Dollars, except for the number of shares)

	As of December 31,
	2024	2023
Assets
Current Assets
Cash	$4,324,956	$2,564,850
Restricted cash	-	1,500,000
Accounts receivable, net	11,458,689	12,807,009
Prepayments and other assets, net	229,928	120,910
Total current assets	16,013,573	16,992,769

Property and equipment, net	329,585	395,056
Operating lease right-of-use assets	133,103	197,863
Prepayments and other assets, net	4,457	30,576
Deferred initial public offering (“IPO”) costs	482,183	112,900
Total assets	$16,962,901	$17,729,164

Liabilities and shareholders’ equity

Liabilities
Current liabilities
Accounts payable	$10,092,160	$11,196,384
Short-term bank loans	1,510,249	1,195,149
Amounts due to related parties	269,467	278,001
Income tax payables	91,025	272,437
Operating lease liabilities, current	104,267	85,382
Accrued expenses and other liabilities	291,464	177,737
Total current liabilities	12,358,632	13,205,090

Operating lease liabilities, non-current	41,011	127,834
Accrued expenses and other liabilities, non-current	10,153	9,700
Deferred tax liabilities, net	8,243	13,420
Total liabilities	12,418,039	13,356,044

Commitments and contingencies

Shareholders’ equity
Class A ordinary shares (US$0.0001 par value, 450,000,000 shares authorized; 7,350,000 and nil shares issued and outstanding as of December 31, 2024 and 2023, respectively) *	735	-
Class B ordinary shares (US$0.0001 par value, 50,000,000 shares authorized; 22,650,000 and 30,000,000 shares issued and outstanding as of December 31, 2024 and 2023, respectively)*	2,265	3,000
Additional paid-in capital	3,997,000	3,997,000
Accumulated other comprehensive income	145	-
Retained earnings	544,717	373,120
Total shareholders’ equity	4,544,862	4,373,120

Total liabilities and shareholders’ equity	$16,962,901	$17,729,164

*	Shares and per share data are presented on a retroactive basis to reflect the ordinary shares issuance and share split.

The accompanying notes are an integral part of these consolidated financial statements.

Uni-Fuels Holdings Limited

Consolidated Statements of Income and Comprehensive Income

(Expressed in U.S. dollar, except for the number of shares)

	For the Years Ended
	December 31,
	2024	2023	2022
Revenues
Sales of marine fuels	$155,180,863	67,966,869	$19,137,919
Sales of marine fuels -related party	-	2,184,911	10,424,827
Brokerage commissions	12,150	142,479	-
Brokerage commissions -related parties	-	491,269	1,255,725
Total revenues	155,193,013	70,785,528	30,818,471

Cost of revenues	(152,009,204)	(68,505,327)	(28,414,153)

Gross profit	3,183,809	2,280,201	2,404,318

Operating expenses
Selling and marketing	(661,892)	(210,957)	(146)
General and administrative	(2,307,275)	(672,131)	(45,532)
Total operating expenses	(2,969,167)	(883,088)	(45,678)

Income from operations	214,642	1,397,113	2,358,640

Other income
Interest expense, net	(4,801)	(1,907)	-
Other income	59,884	10,944	4,813
Total other income, net	55,083	9,037	4,813

Income before income tax expense	269,725	1,406,150	2,363,453
Income tax expense	(98,128)	(194,363)	(386,321)
Net income	171,597	1,211,787	1,977,132

Other comprehensive income
Foreign currency translation adjustments	145	-	-
Total comprehensive income	$171,742	1,211,787	$1,977,132

Earnings per share*
Class A ordinary shares – basic and diluted	$0.07	-	$-
Class B ordinary shares – basic and diluted	0.01	0.04	0.07

Weighted average shares outstanding used in calculating basic and diluted earnings per share*
Class A ordinary shares – basic and diluted	2,318,630	-	-
Class B ordinary shares – basic and diluted	27,681,370	30,000,000	30,000,000

*	Shares and per share data are presented on a retroactive basis to reflect the ordinary shares issuance and share split.

The accompanying notes are an integral part of these consolidated financial statements.

Uni-Fuels Holdings Limited

Consolidated Statements of Changes in Shareholders’ Equity

(Expressed in U.S. dollar, except for the number of shares)

	Class A ordinary share		Class B ordinary share*		Additional Paid-In	Accumulated other comprehensive	Retained
	Share	Amount	Share	Amount	Capital*	income	earnings	Total
Balance as of December 31, 2021	-	$-	30,000,000	$3,000	$97,001	$-	$284,200	$384,201

Net income	-	-	-	-	-	-	1,977,132	1,977,132

Balance as of December 31, 2022	-	-	30,000,000	3,000	97,001	-	2,261,332	2,361,333

Net income	-	-	-	-	-	-	1,211,787	1,211,787
Capital contribution from shareholder	-	-	-	-	3,899,999	-	-	3,899,999
Dividend distribution	-	-	-	-	-	-	(3,099,999)	(3,099,999)

Balance as of December 31, 2023	-	$-	30,000,000	$3,000	$3,997,000	$-	$373,120	$4,373,120

Net income	-	-	-	-	-	-	171,597	171,597
Foreign currency translation adjustment	-	-	-	-	-	145	-	145
Conversion of ordinary shares	7,350,000	735	(7,350,000)	(735)	-	-	-	-

Balance as of December 31, 2024	7,350,000	$735	22,650,000	$2,265	$3,997,000	$145	$544,717	$4,544,862

*	Shares and per share data are presented on a retroactive basis to reflect the ordinary shares issuance and share split.

The accompanying notes are an integral part of these consolidated financial statements.

Uni-Fuels Holdings Limited

Consolidated Statements of Cash Flows

(Expressed in U.S. dollar)

	For the Years Ended December 31,
	2024	2023	2022
Cash flows from operating activities:
Net income	$171,597	$1,211,787	$1,977,132
Adjustments to reconcile net profit to net cash (used in) provided by operating activities:
Depreciation	74,490	32,275	-
Allowance for credit losses	(1,733)	8,473	4,221
Non-cash operating lease expenses	94,099	61,406	-
Deferred tax expenses (benefits)	(5,177)	14,339	(717)

Change in operating assets and liabilities:
Accounts receivable, net	1,351,178	(11,719,074)	347,634
Prepayments and other assets, net	(84,024)	(133,851)	(725)
Accounts payable	(1,104,224)	9,773,464	144,080
Income tax payables	(181,412)	(173,012)	387,038
Operating lease liabilities	(138,287)	(46,053)	-
Accrued expenses and other liabilities	155,336	4,452	168,193
Net cash provided by (used in) operating activities	331,843	(965,794)	3,026,856

Cash flows from investing activities:
Purchases of property and equipment	(9,020)	(427,331)	-
Net cash used in investing activities	(9,020)	(427,331)	-

Cash flows from financing activities:
Proceeds from short-term bank loans	14,117,030	7,551,546	-
Repayments of short-term bank loans	(13,801,930)	(6,356,397)	-
Payment of offering costs related to Initial Public Offering (“IPO”)	(369,283)	(112,900)	-
Capital contribution from shareholder	-	800,000	-
Borrowings from a related party	-	678,259	-
Repayment of borrowings to a related party	(8,534)	(400,258)	-
Net cash (used in) provided by financing activities	(62,717)	2,160,250	-

Net increase in cash and restricted cash	260,106	767,125	3,026,856
Cash and restricted cash, beginning of year	4,064,850	3,297,725	270,869
Cash and restricted cash, end of year	4,324,956	4,064,850	3,297,725

Reconciliation of cash and restricted cash to the consolidated balance sheets
Cash	$4,324,956	2,564,850	$3,297,725
Restricted cash	-	1,500,000	-
Total cash and restricted cash	$4,324,956	4,064,850	$3,297,725

Supplemental disclosures of cash flow information:
Income tax paid	$284,717	361,841	$-
Interest expenses paid	83,973	18,280	-

Supplemental disclosure of non-cash investing and financing activities:
Dividend distribution against capital contribution from shareholder	$-	3,099,999	$-
Operating lease right-of-use assets obtained in exchange for operating lease liabilities	29,338	259,269	-

The accompanying notes are an integral part of these consolidated financial statements.

Uni-Fuels Holdings Limited

Notes to Consolidated Financial Statements

1. Organization and Description of Business

Uni-Fuels Holdings Limited (“Uni-Fuels Holdings”) (“the Company”) is a company incorporated in the Cayman Islands with limited liability on March 8, 2024. Uni-Fuels Holdings is a parent holding company with no operations.

Uni-Fuels Group Inc (“Uni-Fuels Group”), a wholly-owned subsidiary of the Company, is a company incorporated in the Cayman Islands with limited liability on February 5, 2024. Uni-Fuels Group has a share capital of $0.0001 and is an investment holding company with no operations.

Uni-Fuels Pte. Ltd. (“Uni-Fuels”), a wholly-owned subsidiary of Uni-Fuels Group, is a private company limited by shares incorporated in the Singapore on October 12, 2021. Uni-Fuels had a share capital of $4,000,000 as of December 31, 2024 and 2023 and its primary business activity is in ship bunkering as marine fuels supplier and broker. On March 21, 2024, Uni-Fuels established a branch office in South Korea with its principal business activities as ship bunkering and marine fuels solution and related services.

Uni-Fuels Holdings together with its subsidiaries (collectively, “the Group”) is primarily operating in Singapore whose primary business activity is in ship bunkering. The Group is a marine fuels supplier and broker that provides marine fuels supply to shipping companies and other marine fuels suppliers worldwide in-port and offshore. The Group primarily generates sales income by selling marine fuels to its customers and receives brokerage commissions by referring shipping companies to its customers.

Reorganization

The Reorganization was completed on April 18, 2024 through a series of planned transactions. As a result of the Reorganization, the Company has become the holding company for all previously mentioned entities. The primary objective of the Reorganization was to transfer 100% ownership of Uni-Fuels to the Company, enabling the Company to serve as the issuer for its planned initial public offering in the United States.

Immediately before the Reorganization, Uni-Fuels was wholly owned and controlled by Koh Kuan Hua and functioned as the operational entity for all the Group’s business activities. The Company and Uni-Fuels Group were established on March 8, 2024, and February 5, 2024, respectively, by a registered agent in the Cayman Islands, with the sole purpose of acting as holding companies for the Group. On March 14, 2024, 100% ownership of Uni-Fuels Holdings, which at the time also held 100% ownership interest in Uni-Fuels Group, was transferred from the registered agent to Koh Kuan Hua. Both the Company and Uni-Fuels Group had not engaged in any business activities before the transfer. On April 18, 2024, Koh Kuan Hua transferred 100% ownership interest in Uni-Fuels to the Company, thereby completing the Reorganization.

Immediately before and after the Reorganization, the Company, Uni-Fuels Group, and Uni-Fuels remained under the complete ownership and control of Koh Kuan Hua. Consequently, the Reorganization is classified as a common control transaction under ASC 805-50.

Following this, the consolidation of the Company and its subsidiaries has been accounted for at historical cost and prepared on the basis as if the aforementioned transactions had become effective as of the beginning of the first period presented in these consolidated financial statements. Results of operations for the periods presented comprise those of the previously separate entities combined from the beginning of the period to the end of the period, eliminating the effects of intra-entity transactions.

Uni-Fuels Holdings Limited

Notes to Consolidated Financial Statements

2. Summary of Significant Accounting Policies

Basis of presentation and principle of consolidation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”) and pursuant to the rules and regulations of the Securities Exchange Commission (“SEC”).

These consolidated financial statements include the financial statements of the Company and its subsidiaries. All intercompany transactions and balances among the Company and its subsidiaries have been eliminated upon consolidation.

A subsidiary is an entity in which the Company, directly or indirectly, controls more than one half of the voting power; or has the power to govern the financial and operating policies, to appoint or remove the majority of the members of the board of directors, or to cast a majority of votes at the meeting of directors.

Use of estimates and assumptions

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. These estimates and judgments are based on historical information, information that is currently available to the Group and on various other assumptions that the Group believes to be reasonable under the circumstances. Significant estimates required to be made by management include, but not limited to, allowance for expected credit losses against financial assets, income tax, accounting of operating lease right-of-use assets, and operating lease liabilities. Actual results could differ from the estimates, and as such, differences could be material to these consolidated financial statements.

Cash

Cash includes balances maintained with banks in Singapore and South Korea which are unrestricted and immediately available for withdrawal and use.

Restricted cash

There is no restricted cash as of December 31, 2024. As of December 31, 2023, restricted cash consisted of a fixed deposit amounting to $1,500,000, which was required to be maintained with a bank in Singapore and was used as collateral for banking facilities extended to the Group. This deposit was matured on October 15, 2024.

Accounts receivable, net

Accounts receivable are recognized and carried at the original invoiced amount less an allowance for credit losses and do not bear interest. Customers who owed accounts receivables, are granted credit terms based on their credit metrics. The Group adopted ASU No.2016-13 “Financial Instruments — Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments” (“ASC Topic 326”) on its accounts receivable, starting from the incorporation date of Uni-Fuels as of October 12, 2021, and records the allowance for credit losses as an offset to accounts receivable, and the estimated credit losses charged to the allowance is classified as “general and administrative” in these consolidated statements of income and comprehensive income. The Group assesses collectability by reviewing accounts receivable on a collective basis where similar characteristics exist, primarily based on similar business line, service or product offerings and on an individual basis when the Group identifies specific customers with known disputes or collectability issues. In determining the amount of the allowance for credit losses, the Group considers historical collectability based on past due status, the age of the accounts receivable balances, credit quality of the Group’s customers based on ongoing credit evaluations, current economic conditions, reasonable and supportable forecasts of future economic conditions, and other factors that may affect the Group’s ability to collect from customers. Under this accounting guidance, the Group measures credit losses on its accounts receivable using the current expected credit loss model under ASC 326. As of December 31, 2024 and 2023, the Company provided allowance for expected credit losses of $10,423 and $13,281, respectively.

Prepayments and other assets, net

Prepayments and other assets are comprised of other receivables and prepaid expenses, including rental deposit, interest receivables and prepaid office supplies. Since the incorporation of Uni-Fuels on October 12, 2021, the Group adopted ASC Topic 326 on its other receivables. The new credit loss guidance replaces the old model for measuring the allowance for credit losses with a model that is based on the expected losses. Under this accounting guidance, the Group measures credit losses on its prepayment and other assets using the current expected credit loss model under ASC 326. As of December 31, 2024 and 2023, the balance of allowance for expected credit loss against prepayments and other assets was $1,725 and $600, respectively.

Uni-Fuels Holdings Limited

Notes to Consolidated Financial Statements

2. Summary of Significant Accounting Policies (Continued)

Leases

Since the incorporation of Uni-Fuels on October 12, 2021, the Group adopted ASU No. 2016-02, Leases (Topic 842), as amended, which supersedes the lease accounting guidance under Topic 840, and generally requires lessees to recognize operating and financing lease liabilities and corresponding right-of-use assets on the balance sheet and to provide enhanced disclosures surrounding the amount, timing and uncertainty of cash flows arising from leasing arrangements.

The Group is a lessee of non-cancellable operating leases for corporate office premises. The Group determines if an arrangement is a lease at inception. A lease for which substantially all the benefits and risks incidental to ownership remain with the lessor is classified by the lessee as an operating lease. All leases of the Group are currently classified as operating leases. Operating leases are included in operating lease right-of-use (“ROU”) assets, operating lease liabilities on the Group’s consolidated balance sheets.

ROU assets represent the Group’s right to use an underlying asset for the lease term and operating lease liabilities represent its obligation to make lease payments arising from the lease. ROU assets and operating lease liabilities are recognized at lease commencement date based on the present value of lease payments over the lease term.

When determining the lease term, at lease commencement date, the Group considers options to extend or terminate the lease when it is reasonably certain that it will exercise or not exercise that option. The interest rate used to determine the present value of future lease payments is the Group’s incremental borrowing rate based on the information available at the lease commencement date.

The lease standard (ACS 842) provides practical expedients for an entity’s ongoing accounting. The Group elects to apply short-term lease exception for leases with a lease term of 12 months or less at commencement. Accordingly, ROU assets and operating lease liabilities do not include leases with a lease term of 12 months or less.

The Group also elects to adopt the practical expedient that allows lessee to treat the lease and non-lease components of a lease as a single lease component. Non-lease components include building management fees, utility expenses and property taxes included and payable in the lease contract. These non-lease components are not separated from the lease components to which they relate.

The Group evaluates the impairment of its ROU assets consistently with the approach applied for its other long-lived assets. The Group reviews the recoverability of its long-lived assets when events or changes in circumstances indicate that the carrying value of the assets may not be recoverable. The assessment of possible impairment is based on its ability to recover the carrying value of the assets from the expected undiscounted future pre-tax cash flows of the related operations. As of December 31, 2024 and 2023, the Group did not recognize any impairment loss against its ROU assets.

Property and equipment, net

Property and equipment are stated at cost less accumulated depreciation and impairment losses. Depreciation is provided using the straight-line method based on the estimated useful life. The estimated useful lives of property and equipment are as follows:

Leasehold improvements	Shorter of lease term or 3 years
Furniture and fixture	5 years
Computer equipment	3 years
Motor vehicle	10 years
Office equipment	5 years

Expenditures for repairs and maintenance, which do not materially extend the useful lives of the assets, are expensed as incurred. Expenditures for major renewals and betterments which substantially extend the useful life of assets are capitalized. The cost and related accumulated depreciation of assets disposed of or retired are removed from the accounts, and any resulting gain or loss is reflected in the consolidated statements of income and comprehensive income under other income or expenses.

Uni-Fuels Holdings Limited

Notes to Consolidated Financial Statements

2. Summary of Significant Accounting Policies (Continued)

Impairment of long-lived assets

The Group reviews long-lived assets, including property and equipment and ROU assets, for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the undiscounted future pre-tax cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Fair value is generally determined by discounting the cash flows expected to be generated by the asset (asset group), when the market prices are not readily available. The adjusted carrying amount of the asset is the new cost basis and is depreciated over the asset’s remaining useful life. Long-lived assets are grouped with other assets and liabilities at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities. As of December 31, 2024 and 2023, no impairment of long-lived assets was recognized.

Deferred IPO costs

Deferred IPO costs consist of underwriting, legal, accounting and other expenses incurred through the balance sheet date that are directly related to the Initial Public Offering and that were charged to shareholders’ equity upon the completion of the Initial Public Offering. As of December 31, 2024 and 2023, the Group had deferred IPO costs of $482,183 and $112,900, respectively.

Revenue recognition

The Group follows the rules and guidance set out under ASC 606, Revenue from Contracts with Customers (“ASC 606”), when recognizing revenue from contracts with customers. The core principle of ASC 606 requires an entity to recognize revenues to depict the transfer of goods or services to customers in an amount that reflects the consideration that it expects to be entitled to receive in exchange for those goods or services recognized as performance obligations are satisfied. In according with ASC 606, revenues are recognized when the Group satisfies the performance obligations by delivering the promised goods or services to the customers, in an amount that reflects the consideration the Group expects to be entitled to in exchange for those goods or services. The following five steps are applied to achieve that core principle:

Step 1: Identify the contract with the customer

Step 2: Identify the performance obligations in the contract

Step 3: Determine the transaction price

Step 4: Allocate the transaction price to the performance obligations in the contract

Step 5: Recognize revenue when the company satisfies a performance obligation.

The Group identifies each distinct service as a performance obligation. The recognition and measurement of revenues is based on the assessment of individual contract terms. The Group applies a practical expedient to expense costs as incurred for those suffered in order to obtain a contract with a customer when the amortization period would have been one year or less. The Group has no material incremental costs of obtaining contracts with customers that the Group expects the benefit of those costs to be longer than one year, which need to be recognized as assets.

Uni-Fuels Holdings Limited

Notes to Consolidated Financial Statements

2. Summary of Significant Accounting Policies (Continued)

The Group’s principal revenue streams include:

Sales of marine fuels

The Group enters into a distinct agreement with its customer, through an order confirmation, to sell marine fuels in exchange for sales proceeds. The Group’s promise to sell marine fuels to its customer is considered distinct and is identified as one performance obligation. The Group charges its customer sales proceed at a fixed amount, which is explicitly stated in the contract through order confirmation and is based on the volume of marine fuels supplied to the customer.

Customer does not simultaneously receive and consume the benefits provided by the Group prior to the delivery of marine fuels. No other services are provided by the Group, and benefits are only realized upon receiving marine fuels. Before the delivery of marine fuels, no assets are created nor is there an enforceable right to payment for completed performance by the Group, as evidenced by the order confirmation. Sales income does not qualify to be recognized over time but is recognized at a point in time.

Customer’s obligation to make payment upon fuels delivery and physical possession of marine fuels indicates control over the assets is transferred to customer upon delivery. Furthermore, upon delivery, customer takes on the risks and rewards associated with ownership of the marine fuels and is ready to derive benefits from the assets. Consequently, revenue from the sales of marine fuels is recognized at a point in time when the transaction and the Group’s performance obligation is completed, as evidenced by the delivery of marine fuels.

The Group follows the rules and guidance set out under ASC 606 when determining whether it is acting as a principal or an agent in the contract with its customers. The core principle of ASC 606 requires an entity to determine whether the nature of its promise is a performance obligation to provide the goods or services itself (that is, the entity is a principal) or to arrange for those goods or services to be provided by the other party (that is, the entity is an agent). The following steps are applied to achieve that core principle:

Step 1: Identify the specified goods or services to be provided to the customer

Step 2: Assess whether it controls each specified good or service before that good or service is transferred to the customer

Under the order confirmation, the Group is solely responsible for the sales of marine fuels it committed to by providing marine fuels with the required grades set out in the agreements with the customers, procuring the relevant supplier, and supplying the required fuels at the designated ports and time, while ensuring the specifications of the marine fuels sold are met to fulfill the promise in the order confirmation. The Group controls the whole process and has an obligation to procure the fulfillment of the conditions. Moreover, the Group controls who the marine fuels may be sold to and has full authority in negotiating and determining the commercial terms with both customers and suppliers on each trade without the consent from other parties. The Group also considers elements of inventory risk that it assumes when assessing whether it controls the marine fuels before they are transferred to the customers.

Accordingly, the Group holds the sole primary responsibility for fulfilling the performance obligation and has full discretion over setting prices with its customer in the sales of marine fuels. As the principal in the contract, the Group recognizes revenue at the gross amount to which it is entitled from its customer.

Brokerage commissions

The Group enters into arrangements with its customer by referring marine companies for the sales of marine fuels in exchange for a brokerage commission. These brokerage services that the Group promises to refer marine companies to its customer are considered distinct and constitute a single performance obligation. The commission earned from the brokerage services is fixed and determined at a fixed rate against the volume of marine fuels supplied by its customer to marine companies referred.

Customer does not simultaneously receive and consume the benefits provided by the Group prior to the completion of the transaction. Before the completion of the transaction, no assets are created, nor is there an enforceable right to payment for completed performance by the Group. Brokerage commissions do not qualify to be recognized over time. Revenue from brokerage services is recognized at a point in time, specifically when the transaction is completed and evidenced by the delivery of marine fuels from its customer to marine companies.

Uni-Fuels Holdings Limited

Notes to Consolidated Financial Statements

2. Summary of Significant Accounting Policies (Continued)

The Group follows the rules and guidance set out under ASC 606 when determining whether it is acting as a principal or an agent in the contract with its customers. The core principle of ASC 606 requires an entity to determine whether the nature of its promise is a performance obligation to provide the goods or services itself (that is, the entity is a principal) or to arrange for those goods or services to be provided by the other party (that is, the entity is an agent). The following steps are applied to achieve that core principle:

Step 1: Identify the specified goods or services to be provided to the customer

Step 2: Assess whether it controls each specified good or service before that service is transferred to the customer

Under the brokerage service arrangements, the Group’s primary responsibility is to refer marine companies to its customer in exchange for a brokerage commission. The customer fully manages sales proceeds from the supply of marine fuels to these companies, with the Group having neither authority over the use of marine fuels nor the ability to influence the terms of trade between marine companies and its customer. Therefore, the supply of marine fuels is directly executed between marine companies and the customer, with the Group playing a limited role, acting solely as an intermediary without control over the trade proceedings.

The Group determines that it does not bear inventory risk. In addition, the Group’s role is restricted to making referrals in exchange for a brokerage fee, and has no authority over pricing of trade between marine companies and its customer, which is predominantly controlled by its customer.

As such, the Group does not control the brokerage services provided and acts solely as an agent in the arrangement. It recognizes revenue in the net amount of the brokerage commissions it expects to receive for referring marine companies to its customer.

Sources of revenues

Both sales of marine fuels and brokerage commissions were recognized at a point in time for the years ended December 31, 2024. 2023 and 2022.

The Group carried out all its business activities and operations in Singapore. Disaggregated information of revenues by geographic locations, which is based on the locations at which the marine fuels are delivered to the customers is as follows:

	For the Years Ended December 31,
	2024	2023	2022
Geographic locations
Sales of marine fuels
China	$13,339,546	$3,958,669	$355,646
Hong Kong	4,001,824	3,886,888	-
Malaysia	44,073,880	8,577,514	1,314,947
Singapore	58,370,083	38,692,637	18,145,791
South Korea	6,105,287	1,533,270	2,866,080
United Arab Emirates	3,756,984	548,177	1,786,931
Vietnam	340,174	1,549,407	2,845,212
Thailand	4,693,086	1,998,602	190,165
Indonesia	4,348,622	180,898	352,435
Timor-Leste	2,553,700	-	-
Others	13,597,677	9,225,718	1,705,539

Subtotal	$155,180,863	$70,151,780	$29,562,746

Brokerage commissions
China	$-	$211,930	$84,801
Singapore	-	209,221	538,107
South Korea	-	39,895	244,810
Others	12,150	172,702	388,007
Subtotal	$12,150	$633,748	$1,255,725

Total	$155,193,013	$70,785,528	$30,818,471

Uni-Fuels Holdings Limited

Notes to Consolidated Financial Statements

2. Summary of Significant Accounting Policies (Continued)

Warranty

Under ASC 460, at the time a sale is recognized, the Group shall record estimated future warranty costs. Such estimated costs for warranties are estimated at completion and these warranties are not warranties separately sold by the Group. Generally, the estimated claim rates of warranty are based on actual warranty experience or Group’s best estimate. There were no such reserves for the years ended December 31, 2024, 2023 and 2022 because the Group considered that the claim rates of warranty had been immaterial historically and are expected to remain immaterial for the years in concern.

Contract Assets and Contract Liabilities

The Group classifies its right to consideration in exchange for goods or services transferred to a customer as either a receivable or a contract asset. A receivable is a right to consideration that is unconditional as compared to a contract asset which is a right to consideration that is conditional upon factors other than the passage of time. The Group recognizes accounts receivable in its consolidated balance sheets when it transfers the goods or performs services in advance of receiving consideration and it has the unconditional right to receive consideration. A contract asset is recorded when the Group has transferred the goods or services to the customer before payment is received or is due, and the Group’s right to consideration is conditional on future performance or other factors in the contract. As of December 31, 2024 and 2023, the Group did not have any contract assets.

Contract liabilities are recognized if the Group receives consideration prior to satisfying the performance obligations, which include customer advances and deferred revenue under service arrangements. As of December 31, 2024 and 2023, the Group did not have any contract liabilities.

Cost of revenues

Cost of revenue primarily consists of the cost of marine fuels and commission fees incurred during the sales and distribution of marine fuels.

Employee benefit plan

Employees of the Group located in Singapore participate in a compulsory retirement benefit scheme, as mandated by local laws. Contributions to this scheme are made by both the Group and its employees, based on certain percentages of the employees’ relevant salary income, which varies by age bracket. These contributions are subject to a monthly income cap, which was 6,000 Singapore Dollars (SG$) (equivalent to $4,489) for the year ended December 31, 2022. The cap was increased to SG$6,300 (equivalent to $4,714) effective from September 1, 2023 to December 31, 2023 and further increased to SG$6,800 (equivalent to $5,088) effective from January 1, 2024. For the years ended December 31, 2024, 2023 and 2022, the total amounts charged to the consolidated statements of income and comprehensive income for the Group’s contributions were $115,511, $51,692 and $nil, respectively.

Borrowing costs

All borrowing costs are recognized as interest expense in the consolidated statements of income and comprehensive income in the period in which they are incurred.

Income taxes

The Group accounts for income taxes under ASC 740, Income Taxes. Provision for income taxes consists of current taxes and deferred taxes.

Current tax is recognized based on the results for the year as adjusted for items which are non-assessable or disallowed. It is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date.

Deferred tax is recognized in respect of temporary differences arising from differences between the carrying amount of assets and liabilities in the consolidated financial statements and the corresponding tax basis. Deferred tax is calculated using tax rates that are expected to apply to the period when the asset is realized, or the liability is settled. Deferred tax is charged or credited in the income statement, except when it is related to items credited or charged directly to equity. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. The Group did not have any significant uncertain tax positions nor interest and penalty associated with tax positions as of December 31, 2024 and 2023.

Segment reporting

Operating segments are defined as components of an entity for which separate financial information is available and that is regularly reviewed by the Chief Operating Decision Maker (“CODM”) in deciding how to allocate resources to an individual segment and in assessing performance. The Group’s Chief Executive Officer is the Company’s CODM. The CODM reviews financial information presented on a consolidated basis for purposes of making operating decisions, allocating resources, and evaluating financial performance. As such, the Company has determined that it operates as one operating segment. The Company has concluded that consolidated net income is the measure of segment profitability. The CODM assesses performance for the Company, monitors budget versus actual results, and determines how to allocate resources based on consolidated net income as reported in the consolidated statements of operations. There are no other expense categories regularly provided to the CODM that are not already included in the primary financial statements herein.

Uni-Fuels Holdings Limited

Notes to Consolidated Financial Statements

2. Summary of Significant Accounting Policies (Continued)

Comprehensive Income

Comprehensive income is defined as the changes in equity of the Group during a period from transactions and other events and circumstances excluding transactions resulting from investments by owners and distributions to owners. Comprehensive income consists of two components, net income and other comprehensive income. Other comprehensive income refers to revenue, expenses, gains and losses that under U.S. GAAP are recorded as an element of shareholders’ equity but are excluded from net income. For the years ended December 31, 2024, 2023 and 2022, the Group recognize other comprehensive income of $145, $nil and $nil, respectively.

Earnings per share

Earnings per share is calculated in accordance with ASC 260, Earnings Per Share. Basic earnings per share is computed by dividing net income attributable to each class of ordinary shareholders by the weighted average number of shares of that particular class outstanding during the year.

Diluted earnings per share is calculated by dividing net income attributable to each class of ordinary shareholders, as adjusted for the effect of dilutive ordinary equivalent shares of that class, if any, by the weighted average number of that particular class of ordinary and dilutive ordinary equivalent shares outstanding during the period. Ordinary equivalent shares consist of the ordinary shares issuable upon the conversion of one class of ordinary shares to another in accordance with the Memorandum and Articles of Association of the Company. Ordinary share equivalents are excluded from the computation of diluted earnings per share if their effects would be anti-dilutive. Basic and diluted earnings per ordinary share are presented in the Group’s consolidated statement of comprehensive income.

As of December 31, 2024 and 2023, each Class B ordinary share could be converted any time at the holder’s option into one Class A ordinary share whilst Class A ordinary shares could not be converted into Class B ordinary shares. In addition, holders of both Class A and Class B ordinary shares were entitled to receive dividends paid by the Company at the same rate and had equal rights to the surplus assets of the Company upon its liquidation, as stipulated in the Company’s Memorandum and Articles of Association. These shares ranked pari passu in all other respects. Basic and diluted earnings per share are calculated by referring to the rights and characteristics of these two classes of ordinary shares respectively.

Translation of foreign currencies

The Group’s principal place of operations is Singapore. The financial position and results of its operations are determined using the U.S. Dollars (“US$” or “$”), as the functional currency. The Company’s consolidated financial statements are presented in US$. Foreign currency transaction gains and losses are recognized upon settlement of foreign currency transactions. In addition, for unsettled foreign currency transactions, foreign currency transaction gains and losses are recognized for changes between the transaction exchange rates and month-end exchange rates. Foreign currency transaction gains and losses are included in other expense (income) in the consolidated statements of income and comprehensive income in the period incurred.

Fair value of financial instruments

The fair value of a financial instrument is defined as the exchange price that would be received from an asset or paid to transfer a liability (as exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date. A three-level fair value hierarchy prioritizes the inputs used to measure fair value. The hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair value are as follows:

Level 1 – Quoted prices in active markets for identical assets and liabilities.

Level 2 – Quoted prices in active markets for similar assets and liabilities, or other inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

Level 3 – Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets and liabilities. This includes certain pricing models, discounted cash flow methodologies and similar techniques that use significant unobservable inputs.

As of December 31, 2024 and 2023, financial instruments of the Group comprised primarily cash, restricted cash, accounts receivable, prepayment and other assets, short-term bank loans, accounts payable, amounts due to related parties, accrued expenses and other liabilities. The Group concludes that the carrying amounts of these financial instruments approximate their fair values because of the short-term nature of these instruments.

Uni-Fuels Holdings Limited

Notes to Consolidated Financial Statements

2. Summary of Significant Accounting Policies (Continued)

Related parties

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control or significant influence of the same party, such as a family member or relative, shareholder, or a related corporation.

Commitments and contingencies

In the normal course of business, the Group is subject to contingencies, such as legal proceedings and claims arising out of its business, which cover a wide range of matters. Liabilities for contingencies are recorded when it is probable that a liability has been incurred and the amount of the assessment can be reasonably estimated.

If the assessment of a contingency indicates that it is probable that a material loss is incurred and the amount of the liability can be estimated, then the estimated liability is accrued in the Group’s consolidated financial statements. If the assessment indicates that a potentially material loss contingency is not probable, but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability, together with an estimate of the range of possible loss, if determinable and material, would be disclosed.

Loss contingencies considered remote are generally not disclosed unless they involve guarantees, in which case the nature of the guarantee would be disclosed.

Recent accounting pronouncements

The Group considers the applicability and impact of all accounting standards updates (“ASUs”). Management periodically reviews new accounting standards that are issued. Under the Jumpstart Our Business Startups Act of 2012, as amended (the “JOBS Act”), the Group meets the definition of an emerging growth company, or EGC, and has elected the extended transition period for complying with new or revised accounting standards, which delays the adoption of these accounting standards until they would apply to private companies.

Recent accounting pronouncements adopted

In November 2023, the FASB issued ASU No. 2023-07, “Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures”, which amends and enhances the disclosure requirements for reportable segments. All disclosure requirements under this standard will also be required for public entities with a single reportable segment. This new standard became effective for fiscal years beginning after December 15, 2023 and for interim periods within fiscal years beginning after December 15, 2024. The Group adopted this standard in the year ended December 31, 2024, which did not have a material impact on the consolidated financial statements and related disclosures.

Recent accounting pronouncements not yet adopted

In December 2023, FASB issued Accounting Standards Update (“ASU”) 2023-09, “Income Taxes (Topic 740)” (“ASU 2023-09”). The amendments in ASU 2023-09 address investor requests for more transparency about income tax information through improvements to income tax disclosures primarily related to the rate reconciliation and income taxes paid information. One of the amendments in ASU 2023-09 includes disclosure of, on an annual basis, a tabular rate reconciliation of (i) the reported income tax expense (or benefit) from continuing operations, to (ii) the product of the income (or loss) from continuing operations before income taxes and the applicable statutory federal income tax rate of the jurisdiction of domicile using specific categories, including separate disclosure for any reconciling items within certain categories that are equal to or greater than a specified quantitative threshold of 5%. ASU 2023-09 also requires disclosure of, on an annual basis, the year to date amount of income taxes paid (net of refunds received) disaggregated by federal, state, and foreign jurisdictions, including additional disaggregated information on income taxes paid (net of refunds received) to an individual jurisdiction equal to or greater than 5% of total income taxes paid (net of refunds received). The amendments in ASU2023-09 are effective for annual periods beginning after December 15, 2024, and should be applied prospectively. The Group is currently evaluating the impact of the update on the Group’s consolidated financial statements and related disclosures.

In November 2024, the FASB issued ASU No. 2024 - 03, Disaggregation of Income Statement Expenses (Subtopic 220 - 40). The ASU requires the disaggregated disclosure of specific expense categories, including purchases of inventory, employee compensation, depreciation, and amortization, within relevant income statement captions. This ASU also requires disclosure of the total amount of selling expenses along with the definition of selling expenses. The ASU is effective for annual periods beginning after December 15, 2026, and interim periods within fiscal years beginning after December 15, 2027. Adoption of this ASU can either be applied prospectively to consolidated financial statements issued for reporting periods after the effective date of this ASU or retrospectively to any or all prior periods presented in the consolidated financial statements. Early adoption is also permitted. This ASU will likely result in the required additional disclosures being included in our consolidated financial statements, once adopted. The guidance will be applied on a prospective basis with the option to apply the standard retrospectively. The Group is currently evaluating the impact from the adoption of this ASU on its financial statements.

The Group does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the consolidated financial position, statements of operations and cash flows.

Uni-Fuels Holdings Limited

Notes to Consolidated Financial Statements

3. Significant Risks

Currency risk

The function currencies of the Group are primarily the currency of the country in which the entities operate and these consolidated financial statements are presented in US$. The Group’s business activities and its assets and liabilities are predominately denominated are US$. The Group is not exposed to significant foreign currency risk as majority of the operations and transactions are denominated in the functional currency.

Concentration and credit risks

Financial instruments that potentially subject the Group to the credit risks consist of cash, restricted cash, accounts receivable and other assets. The maximum exposures of such assets to credit risk are their carrying amounts as of the balance sheet dates.

The Group deposits its cash and restricted cash with reputable banks located in Singapore and Korea. As of December 31, 2024 and 2023, $4,324,956 and $4,064,850 were deposited with these banks, respectively. Balances maintained with banks in Singapore are insured under the Deposit Insurance Scheme introduced by the Singapore Deposit Insurance Corporation Limited. The maximum insured amount was SG$75,000 (equivalent to $56,117) until March 31, 2024, after which it was increased to SG$100,000 (equivalent to $74,822) commenced from April 1, 2024, for each depositor at one bank, whilst the balances maintained by the Group may at times exceed the insured limits. Cash balances maintained with banks in Singapore are not otherwise insured by the Federal Deposit Insurance Corporation or other programs. The Group has not experienced any losses in these bank accounts and management believes that the Group is not exposed to any significant credit risk on cash and restricted cash. Balances maintained with bank in Korea are insignificant and hence is not exposed to significant credit risk.

Assets that potentially subject the Company to significant credit risks primarily consist of accounts receivable and other assets. The Group performs regular and ongoing credit assessments of the counterparts’ financial conditions and credit histories. The Group also assesses historical collection trends, aging of receivables and general economic conditions. The Group considers that it has adequate controls over these receivables in order to minimize the related credit risk. As of December 31, 2024, and 2023, the balances of allowance for expected credit losses were $12,148 and $13,881, respectively.

For the years ended December 31, 2024, 2023 and 2022, most of the Group’s assets were located in Singapore. At the same time, the Group considers that it is exposed to the following concentrations of risk:

(a)	Major customers

For the year ended December 31, 2024, there was one customer accounting for 10% or more of the Group’s revenues and it accounted for 13% of the Group’s total revenues for that year. For the year ended December 31, 2023, no customer accounted for 10% or more of the Group’s revenues. For the year ended December 31, 2022, there were four customers accounting for 10% or more of the Group’s revenues. Revenues from these four customers for the year ended December 31, 2022 represented 38%, 15%, 11%, and 11% of the Group’s total revenues for that year.

As of December 31, 2024, there was one customer whose receivables accounted for 10% or more of the Group’s total balances of accounts receivable and it accounted for approximately 12% of the total balances of receivables from customers. As of December 31, 2023, there was one customer whose receivables accounted for 10% or more of the Group’s total balances of accounts receivable and it accounted for approximately 15% of the total balances of receivables from customers.

(b)	Major vendors

For the year ended December 31, 2024, one vendor accounted for 10% or more of the Group’s cost of revenues. Cost of revenues charged by the vendor for the year ended December 31, 2024 represented 17% of the Group’s cost of revenues for that year. For the year ended December 31, 2023, one vendor accounted for 10% or more of the Group’s cost of revenues. Cost of revenues charged by the vendor for the year ended December 31, 2023 represented 13% of the Group’s cost of revenues for that year. For the year ended December 31, 2022, two vendors accounted for 10% or more of the Group’s cost of revenues. Cost of revenues charged by these two vendors for the year ended December 31, 2022 represented 60% and 25% of the Group’s cost of revenues for that year, respectively.

As of December 31, 2024, there were three vendors whose payables accounted for 10% or more of the Group’s total balances of accounts payable and they accounted for approximately 16%, 12% and 11% of the total balance of accounts payables, respectively. As of December 31, 2023, there were two vendors whose payables accounted for 10% or more of the Group’s total balances of accounts payable and they accounted for approximately 28% and 12% of the total balance of accounts payables, respectively.

Interest rate risk

Fluctuations in market interest rates may negatively affect the Group’s financial condition and results of operations. The Group is exposed to floating interest rate risk on bank deposits and bank borrowings, particularly during periods when the interest rate is expected to significant changes. Nevertheless, given the amounts of bank deposits and bank borrowings in question, the Group considers its interest rate risk not material, and the Group has not used any derivatives to manage or hedge its interest rate risk exposure.

Uni-Fuels Holdings Limited

Notes to Consolidated Financial Statements

4. Accounts Receivable, Net

As of December 31, 2024 and 2023, accounts receivable consisted of the following balances:

	As of December 31,
	2024		2023
Third parties	$		$
Accounts receivable related to sales of marine fuels		11,469,112		12,820,290
Accounts receivable related to brokerage commissions		-		-
		11,469,112		12,820,290
Less: allowance for expected credit losses		(10,423)		(13,281)
Total accounts receivable – third parties, net		$11,458,689		$12,807,009

The movement of allowance for expected credit losses is as follow:

	As of December 31,
	2024	2023	2022
Balance at January 1	$13,281	$5,408	1,117
(Reversal of)/Provision for expected credit losses	(2,858)	7,873	4,291
Balance at December 31	$10,423	$13,281	5,408

5. ROU Assets and Operating Lease Liabilities

As of December 31, 2024 and 2023, the Group subsisted of the following non-cancellable lease contract.

Description of lease	Lease term
Office at Beach Centre, Singapore	3 years and 2 months from April 1, 2023 to May 31, 2026
Office at Seoul, South Korea	1 year from March 4, 2024 to March 3, 2025, with an option to renew for 1 year

a) Amounts recognized in the consolidated balance sheets:

	As of December 31,
	2024	2023
Right-of-use assets	$133,103	$197,863

Operating lease liabilities
Current	$104,267	$85,382
Non-current	41,011	127,834
	$145,278	$213,216

Weighted average remaining lease terms (in years)	1.39	2.42

b) Information related to operating lease activities during the years ended December 31, 2024, 2023 and 2022 are as follows:

	For the Years Ended December 31,
	2024	2023	2022
ROU assets obtained in exchange for operating lease liabilities	$29,338	$259,269	-

Amortization of ROU assets	94,099	61,406	-
Accretion of operating lease liabilities	8,913	8,410	-
Total operating lease expenses	$103,012	$69,816	-

c) The following table summarizes the remaining contractual maturities of lease liabilities, categorized by the years in which such lease liabilities are required to be settled, under operating leases as of December 31, 2024:

During the year ended December 31,
2025	$106,370
2026	40,849
Total future lease payments	$147,219
Less: imputed interest	(1,941)
Present value of lease obligations	$145,278

The weighted-average discount rate used to determine the operating lease liabilities as of December 31, 2024 was 4.6%.

Uni-Fuels Holdings Limited

Notes to Consolidated Financial Statements

6. Property and Equipment, Net

As of December 31, 2024 and 2023, property and equipment, net, consisted of the following:

	As of December 31,
	2024	2023
Leasehold improvements	$87,687	$87,687
Furniture and office equipment	26,050	26,050
Computer equipment	38,004	28,984
Motor vehicle	284,610	284,610
Less: accumulated depreciation	(106,766)	(32,275)
Total property and equipment, net	$329,585	$395,056

Depreciation expenses were $74,490, $32,275 and $nil for the years ended December 31, 2024, 2023 and 2022, respectively.

7. Prepayments and Other Assets, Net

	As of December 31,
	2024	2023
Prepaid expenses	$65,614	$88,703
Other assets	40,423	50,196
Prepaid GST	130,073	13,187
Less: allowance for expected credit losses	(1,725)	(600)
Total prepayments and other assets, net	234,385	151,486

Less: amounts classified as non-current assets	(4,457)	(30,576)
Amounts classified as current assets	$229,928	$120,910

The movement of allowances for expected credit losses is as follow:

	As of December 31,
	2024	2023	2022
Balance at January 1	$600	$-	$70
Provision for (recovery of) expected credit losses	1,125	600	(70)
Balance at December 31	$1,725	$600	$-

8. Short-term Bank Loans

As of December 31, 2024 and 2023, short-term bank loans consisted of the following:

	As of December 31,
	2024	2023
Trade financing	$1,510,249	$1,195,149

On September 22, 2023, a bank in Singapore extended to the Group banking facilities comprising (i) trade financing, with an interest rate of 3.25% per annum above the bank’s Cost of Funds, and (ii) a revolving short-term loan, with an interest rate of 3.75% per annum above the bank’s Cost of Funds, with a combined limit of $1,500,000. Both facilities had a tenor of up to 60 days from the date of drawdown. As of December 31, 2023, only the trade financing facilities were drawn down, with an outstanding balance of $1,195,149. On September 24, 2024, the short-term bank loans outstanding as at December 31, 2023 were fully repaid.

On July 11, 2024, a financial institution in Singapore, granted the Group another banking facilities for 12 months through July 2025, comprising (i) a trade financing facility of US$2,000,000, with an interest rate of 1.65% per annum over the bank’s cost of funds and a financing period of up to 45 days for supplier invoices, and (ii) a foreign exchange facility of US$2,000,000, with a maximum tenor of 3 months. As of December 31, 2024, only the trade financing facilities were drawn down, with an outstanding balance of $1,510,249. On January 21, 2025, the short-term bank loans outstanding as at December 31, 2024 were fully repaid.   In addition, subsequent to December 31, 2024 and through March 31, 2025, the Group drawn down approximately US$4.1 million and repaid approximately US$5.6 million. The banking facilities were guaranteed by the Company’s Chief Executive Officer.

No other significant covenants were noted in the Group’s banking facilities.

For the years ended December 31, 2024, 2023 and 2022, the weighted average annual interest rates for the short-term bank loans were approximately 8.0%, 9.0% and nil, respectively. Interest expenses for the years ended December 31, 2024, 2023 and 2022, was $75,060, $18,280 and $nil, respectively.

Uni-Fuels Holdings Limited

Notes to Consolidated Financial Statements

9. Shareholders’ Equity

Ordinary shares

The Company was established under the laws of Cayman Islands on March 8, 2024. The authorized number of ordinary shares was 500,000,000 shares, par value of US$0.0001 per share, consisting of (i) 450,000,000 Class A ordinary shares with a par value of US$0.0001 each; and (ii) 50,000,000 Class B ordinary shares with a par value of US$0.0001 each. On March 8, 2024, the Company issued 1 Class B ordinary share with a par value of US$0.0001 each.

Each holder of Class A ordinary share is entitled to exercise one vote for each Class A ordinary held on any and all matters to be voted thereon in a general meeting of shareholders, and each holder of Class B ordinary share is entitled to exercise ten votes for each Class B ordinary share held on any and all matters to be voted thereon in a general meeting of shareholders. Each Class B ordinary share can be converted at the holder’s option into one Class A ordinary share whilst Class A ordinary shares cannot be converted into Class B ordinary shares. Holders of both Class A and Class B ordinary shares are entitled to receive dividends paid by the Company at the same rate and have equal rights to the surplus assets of the Company upon its liquidation, as stipulated in the Company’s Memorandum and Articles of Association. These shares rank pari passu in all other respects.

On September 3, 2024, the shareholder of the Company resolved to allot 29,999,999 Class B ordinary shares with a par value of US$0.0001 each. Further on September 4, 2024, the holder of Class B ordinary shares converted 6,000,000 Class B ordinary shares into 6,000,000 Class A ordinary shares with par value of US$0.0001 each. Then on September 25, 2024, the holder of Class B ordinary shares further converted 1,350,000 Class B ordinary shares into 1,350,000 Class A ordinary shares with par value of US$0.0001 each. After the allotment of Class B ordinary shares and subsequent conversions into Class A ordinary shares, the Company has 7,350,000 Class A ordinary shares and 22,650,000 Class B ordinary shares in issue.

The Company considered the above allotment of 29,999,999 Class B ordinary shares part of its recapitalization prior to the completion of its initial public offering. This allotment was solely intended to increase the number of shares and represented an adjustment to the Company’s share structure, aimed at realigning its capital structure to facilitate the subsequent issuance of new shares for the IPO. The shares were issued at par value, with no consideration paid. Therefore, the Company considers the allotment of 29,999,999 Class B ordinary shares to be a share split. The Company believed that it is appropriate to reflect the above transactions on a retroactive basis pursuant to ASC 260, Earnings Per Share, ASC 505, Equity and SAB Topic 4C. All shares and per share amounts used herein and in the accompanying unaudited condensed consolidated financial statements have been retroactively restated to reflect the above transactions. By recognizing the above transactions on a retroactive basis, 30,000,000 Class B ordinary shares were issued and outstanding as of December 31, 2023.

Contrary to the allotment, the conversions of 6,000,000 and 1,350,000 Class B ordinary shares into Class A ordinary shares were accounted for prospectively and were recognized by the Company on September 4, 2024 and September 25, 2024, respectively.

Capital contribution

Capital contributions constitute the capital transactions from shareholders that affected the shareholders’ equity of Uni-Fuels prior to the Reorganization during the year ended December 31, 2024. On June 6, 2023, Uni-Fuels issued and allotted additional 3,899,999 ordinary shares, each with a par value of $1, amounting to a total of $3,899,999. From the total consideration of $3,899,999 derived from this share allotment, $3,099,999 was offset by netting against the dividend distribution of $3,099,999 made by Uni-Fuels to its shareholder at that time. Meanwhile, the remaining balance of $800,000 was received in cash from the shareholder. The whole balance of $3,899,999 has been accounted for as capital contribution from shareholder in these consolidated financial statements.

Accumulated other comprehensive income

The accumulated other comprehensive income comprises foreign currency differences arising from the translation of the financial statements of foreign operation.

Dividend distribution

On June 6, 2023, the Group resolved to distribute a dividend of $30.9997 per ordinary share, totaling $3,099,999, to its shareholder. The declared dividend was settled by offsetting against the capital contribution from its shareholder accordingly.

Uni-Fuels Holdings Limited

Notes to Consolidated Financial Statements

10. Income Taxes

Cayman Islands

Under the current and applicable laws of Cayman Islands, the Group is not subject to tax on income or capital gains under this jurisdiction.

Singapore

Uni-Fuels is incorporated in Singapore and is subject to Singapore Corporate Income Tax on its taxable income as reported in their respective statutory financial statements, adjusted in accordance with relevant Singapore tax laws. For the years ended December 31, 2023 and 2022, Uni-Fuels was eligible under the tax exemption scheme for new start-up companies introduced under Section 43 of the Income Tax Act 1947 of Singapore. For eligible entities under the tax exemption scheme, a 75% exemption on the first SG$100,000 (equivalent to $74,822) of normal chargeable income and a further 50% exemption on the next SG$100,000 (equivalent to $74,822) of normal chargeable income were granted for their first three consecutive years of assessment.

For the year ended December 31, 2024, Uni-Fuels was eligible for the partial tax exemption scheme introduced under Section 43 of the Income Tax Act 1947 of Singapore. For eligible entities under the partial tax exemption scheme, a 75% exemption on the first SG$10,000 (equivalent to $7,482) of normal chargeable income and a further 50% exemption on the next SG$100,000 (equivalent to $74,822) of normal chargeable income were granted. For any other entities, the applicable income tax rate is 17% on the entire chargeable income.

South Korea

Uni-Fuels has a branch in South Korea which is subject to Korean Incorporate Income Tax on the taxable income as reported in their statutory financial statements, adjusted in accordance with relevant Korean tax laws. For the year ended December 31, 2024, Uni- Fuels applicable corporate tax rate is 9% on the entire chargeable income and local income tax of 10% on the corporate tax amount.

The current and deferred portions of the income tax expense included in the consolidated statements of income and comprehensive income as determined in accordance with ASC 740 are as follows:

	For the Years Ended December 31,
	2024	2023	2022
Current taxes	$103,305	$180,024	$387,038
Deferred taxes	(5,177)	14,339	(717)
Income tax expense	$98,128	$194,363	$386,321

Income before income tax by jurisdiction are as following:

	For the Years Ended December 31,
	2024	2023	2022
Singapore	$720,274	$1,406,150	$2,363,453
Cayman Islands	(442,817)	-	-
Korea	$(7,732)	$-	-
	$269,725	$1,406,150	$2,363,453

Uni-Fuels Holdings Limited

Notes to Consolidated Financial Statements

10. Income Taxes (Continued)

A reconciliation of the difference between the expected income tax expense computed at Singapore income tax rate of 17% and the Group’s reported income tax expense is shown in the following table:

	For the Years Ended December 31,
	2024	2023	2022
Income before income tax expense	$269,725	$1,406,150	$2,363,453
Applicable income tax rate	17%	17%	17%
Income tax expense at applicable income tax rate	$45,853	$239,046	$401,787
Non-deductible expenses
- Bank fees	3,060	-	-
- Depreciation	4,839	-	-
- Entertainment expenses	833	-	-
- Others	2,045	2,039	-
Income not subject to tax	-	(2,777)	-
True up adjustments for taxes for prior year	12,280	-	-
Difference from the effect of tax rates in a foreign jurisdiction	70,502	-	-
Effect of tax exemption scheme and tax reduction	(41,284)	(43,945)	(15,466)
Income tax expense	$98,128	$194,363	$386,321

Deferred tax

The Group measures deferred tax assets and liabilities based on the difference between the financial statement and tax bases of assets and liabilities at the applicable tax rates. Components of the Group’s deferred tax assets and liabilities are as follows:

	As of December 31,
	2024	2023
Deferred tax assets:
Allowance for credit loss	$2,065	$2,360
Operating lease liabilities	21,732	36,247
Others	1,726	1,649

Total deferred tax assets	$25,523	$40,256

Deferred tax liabilities:
Depreciation and amortization	(13,290)	(18,776)
ROU assets	(19,718)	(33,637)
Others	(758)	(1,263)

Total deferred tax liabilities	$(33,766)	$(53,676)

Deferred tax liabilities, net	$(8,243)	$(13,420)

Movement of the Group’s deferred tax (liabilities) assets during the years is as follows:

	2024	2023	2022
Balance at January 1	$(13,420)	$919	$202
Credited/(Charged) to the consolidated statements of income and comprehensive income	5,177	(14,339)	717
Balance at December 31	$(8,243)	$(13,420)	$919

Under relevant Singapore tax laws, tax cases are normally subject to investigation by the tax authority for up to 4 years of assessment prior to the current year of assessment for Corporate Income Tax, and 5 years from the end of the prescribed accounting period for Goods and Services Tax. As of December 31, 2024, Corporate Income Tax returns for the years of assessment 2022, 2023 and 2024 remain open for statutory examination and the Group had no open tax investigations from the tax authority.

Uni-Fuels Holdings Limited

Notes to Consolidated Financial Statements

11. Related Party Transaction and Balance

a. Nature of relationships with related parties

Name	Relationship with the Company
Goh Wee Huan	Controlling shareholder and a director of Uni-Fuels from December 22, 2022 to December 8, 2023
Koh Kuan Hua	Controlling shareholder and director of the Company
Garden City Private Capital Limited	Major shareholder of the Company and wholly owned by Koh Kuan Hua
Sea Oil Petroleum	Under significant influence of Koh Kuan Hua from January 1, 2022 to October 31, 2023

b. Transactions with related parties

			For the Years Ended December 31,
Name		Nature	2024	2023	2022
Sea Oil Petroleum	(1)	Sales of marine fuels	$-	$2,184,911	$10,424,827

Sea Oil Petroleum	(2)	Brokerage commissions	$-	$491,269	$1,255,725

Sea Oil Petroleum	(1)	Purchase of marine fuels	$-	$8,839,579	$17,145,449

Goh Wee Huan	(3)	Advances from a related party	$-	$678,259	$-

Garden City Private Capital Limited	(4)	Advances to a shareholder	$8,534	$-	$-

(1)	The amounts for the years ended December 31, 2023 and 2022 represented proceeds from sales of marine fuels to and cost of marine fuels purchased from the related party. The Group engaged in reciprocal transactions with the related party, encompassing both the sale and purchase of marine fuels. These transactions were conducted based on advantageous positioning, with each party utilizing their relative strengths in specific marine fuels products across various ports for each transaction at the time.
(2)	The amounts for the years ended December 31, 2023 and 2022 represented brokerage commissions generated from the related party.
(3)	The transactions represented advances from the shareholder for operational purposes during the year ended December 31, 2023. The advances were unsecured, non-interest bearing, and repayable on demand. Out of the total advances of $678,259, $400,258 was repaid by the Group in 2023, leaving $269,467 outstanding as at December 31, 2024. Balances were then assigned by Goh Wee Huan to Koh Kuan Hua, coinciding with the transfer of ownership in the Uni-Fuels from Goh Wee Huan to Koh Kuan Hua on December 8, 2023.
(4)	The transactions represented advances to a shareholder during the year ended December 31, 2024. The advances were unsecured, non-interest bearing, and repayable on demand. The balance amount has been offset with the amount due to the shareholder as of December 31, 2024.

c. Balance with related parties

			As of December 31,
Name		Nature	2024	2023
Koh Kuan Hua	(1)	Amounts due to a related party	$269,467	$278,001

(1)	The balances as of December 31, 2024 and 2023 represented the advances from the shareholder for operational purposes and was assigned by Goh Wee Huan to Koh Kuan Hua. The balances were unsecured, non-interest bearing and repayable on demand.

Uni-Fuels Holdings Limited

Notes to Consolidated Financial Statements

12. Commitments and Contingencies

Commitments

As of December 31, 2024 and 2023, the Group had neither significant financial nor capital commitment.

Contingencies

As of December 31, 2024, and 2023, the Group was not a party to any legal or administrative proceedings. The Group further concludes that there were no legal or regulatory proceedings, either individually or in the aggregate, that could have resulted in an unfavorable outcome with a material adverse effect on the Group’s results of operations, consolidated financial condition, or cash flows.

13. Segment information

The Group uses the management approach to determine reportable operating segments. The management approach considers the internal organization and reporting used by the Company’s CODM, specifically the Group’s CEO and CFO, for making decisions, allocating resources and assessing performance.

The Group does not distinguish revenues, costs and expenses between segments in its internal reporting, but instead reports costs and expenses by nature as a whole. Based on the management’s assessment, the Group determines that it has only one operating segment and therefore one reportable segment as defined by ASC 280. Furthermore, the majority of the Group’s revenue are derived in or from Singapore with all operation being carried out in Singapore. Therefore, no geographical segments are presented. The Group concludes that it has only one reportable segment. As such, all financial segment information required by the authoritative guidance can be found in these consolidated financial statements.

14. Subsequent Events

The Group evaluates all events and transactions that occur after December 31, 2024, other than the event disclosed elsewhere in these consolidated financial statements, there is no other subsequent event occurred that would require recognition or disclosure in the Group’s consolidated financial statements.

On January 15, 2025, the Company consummated its initial public offering (“IPO”) of 2,100,000 Class A Ordinary Shares at an offering price of $4 per share, generating gross proceeds of $8,400,000 with net proceeds of approximately $7.39 million, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by the Company. The Class A Ordinary Shares were approved for listing on The Nasdaq Capital Market and commenced trading under the ticker symbol “UFG”.

The Company granted the underwriter a 45-day option to purchase up to 315,000 additional Class A Ordinary Shares on the same terms and conditions for the purpose of covering any over-allotments in connection with the IPO (the “OA Option”). On February 4, 2025, the underwriter exercised the OA Option in full to purchase 315,000 additional Class A Ordinary Shares from the Company at the public offering price of $4 per share, generated gross proceeds of $1,260,000 with net proceeds of approximately $1.17 million, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by the Company.

Underwriter Private Warrants

In connection with and upon closing of the Public Offering on January 15, 2025 and OA Option exercised on February 4, 2025, respectively, the Company issued totaling 120,750 warrant shares (“warrants”) to the underwriter. The warrants carry a term of five years and shall not be exercisable for a period of six months until initial exercise date, July 10, 2025, and shall be exercisable at a per share price of $5. As of the date of this report, 120,750 shares of warrants were issued and outstanding; and none of the warrants have been exercised.

