Form 20-F
period 2025-12-31
Uni-Fuels Holdings Ltd
filed 2026-04-22
CIK 2021688

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025

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

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 9,815,000 Class A Ordinary Shares and 22,650,000 Class B Ordinary Shares   as of December 31, 2025.

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

We may incur losses in the future.

For the years ended December 31, 2025, 2024 and 2023, the Company recorded net loss of US$1,750,660,   net income of US$171,597 and net income of US$1,211,787, respectively. We anticipate that our operating expenses, together with the increased general administrative expenses of a public company, will increase in the foreseeable future as we seek to maintain and continue to grow our business, attract potential customers and further enhance our service offerings. These efforts may prove more expensive than we currently anticipate, and we may not succeed in increasing our revenue sufficiently to offset these higher expenses. As a result of the foregoing and other factors, we may incur net losses in the future and may be unable to achieve or maintain sufficient cash flows or profitability on a quarterly or annual basis for the foreseeable future.

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

As of December 31, 2025, there was no customer whose receivables accounted for 10% or more of the Group’s total balances of accounts receivable.   As of December 31, 2024, there was one customer whose receivables accounted for 10% or more of our total balances of accounts receivable and it accounted for approximately 12% of the total balances of receivables from customers. As of December 31, 2023, there was one customer whose receivables accounted for 10% or more of our total balances of accounts receivable and it accounted for approximately 15% of the total balances of receivables from customers. The aforementioned single customer from 2024 was not the same single customer from 2023.   Dependence on a limited number of customers for a substantial portion of receivables increases our vulnerability to credit risk. Any adverse developments, such as deterioration in the financial health of these key customers, payment delays, or defaults, could negatively impact our cash flows, liquidity, and financial performance. We also cannot assure you that we will not see less concentration of accounts receivable in the future. In such case, if any of these customers defaults on its payment obligations to us, we will not be able to recover the related accounts receivable, and our business, financial condition and results of operations may be materially and adversely affected.

We source marine fuels from a limited number of third-party vendors, and the loss of any of these vendors would negatively impact our business.

We did not enter into any long-term written agreements or supply contracts with our vendors for the years ended December 31, 2025, 2024 and 2023. Instead, our transactions are executed through individual purchase orders on a per-transaction basis. As such, there is no long-term supply commitments from our vendors and they are not contractually obligated to supply to us a fixed quantity of marine fuels over any specific period. Although we do not enter into written agreements or supply contracts, we source marine fuels from a limited number of third-party vendors. For the year ended December 31, 2025, one vendor accounted for 10% or more of the Group’s cost of revenues. Cost of revenues charged by the vendor for the year ended December 31, 2025 represented 17% of the Group’s cost of revenues for that year.   For the year ended December 31, 2024, one vendor accounted for 10% or more of the Group’s cost of revenues. Cost of revenues charged by the vendor for the year ended December 31, 2024 represented 17% of the Group’s cost of revenues for that year. For the year ended December 31, 2023, one vendor accounted for 10% or more of the Group’s cost of revenues. Cost of revenues charged by the vendor for the year ended December 31, 2023 represented 13% of the Group’s cost of revenues for that year. Due to concentration of vendors, any interruption of the operations of our vendors, any failure of our vendors to accommodate our fast growing business scale, any termination or suspension of our supply arrangements, any change in cooperation terms, or the deterioration of cooperative relationships with these vendors may materially and adversely affect our results of operations. We cannot assure you that we would be able to find replacement vendors on commercially reasonable terms or a timely basis.

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

We require a significant amount of working capital to operate our business and fund our future growth. We rely on credit arrangements with financial institutions and suppliers as a significant source of liquidity for our working capital requirements beyond our operating cash flow. Our principal sources of liquidity to finance our day-to-day operations are from the financing provided by a financing institution, short-term commercial paper issuances and cashflow from operating activities. We have obtained a banking facility with United Overseas Bank Limited for an aggregate limit of US$5,000,000.   As of December 31, 2025 and December 31, 2024, the trade financing facilities drawn down amounted to US$1,215,217 and US$1,510,249, respectively. On October 17, 2025, Uni-Fuels Pte. Ltd., our Singapore subsidiary, completed the offering of its US$3,000,000 Commercial Paper Series 002 on ADDX, a private market platform regulated by the Monetary Authority of Singapore. The notes carried an interest rate of 7% per annum with a tenor of three months. The outstanding balance as of December 31, 2025 was fully repaid on January 14, 2026.  We believe that substantial tightening of credit available from our suppliers or the global credit markets could affect our ability to obtain credit as and when we need it on commercially reasonable terms or at all and, consequently, could require us to scale back our operations and negatively affect our future development and growth. Even if we are able to obtain financing, the restrictions creditors may place on our operations and our increased level of indebtedness could limit our operational freedom, adversely affecting our business, financial condition and results of operations.

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

We are a reseller and broker of marine fuels products headquartered in Singapore and our operations span Singapore, Seoul, Dubai, Shanghai, Limassol and Bangkok, with Singapore and Dubai serving as our primary revenue-generating centers. We source our marine fuels products from physical distributors located in different regions around the world. However, although we have conducted and will continue to conduct due diligence on our suppliers, there is no guarantee that our suppliers will not source their marine fuels products from sanctioned countries. Sanctions are typically imposed as a tool of foreign policy and may target countries that engage in activities that are perceived as a threat to international peace and security. These activities may include, but are not limited to, human rights abuses, nuclear proliferation, terrorism, or other illegal activities. Such sanctions may be imposed by the United Nations, the European Union, or the United States government, among others, and may prohibit or restrict trade with certain countries or entities, including those engaged in human rights abuses, terrorism, or other illegal activities. If our suppliers violate such sanctions by sourcing marine fuels products from sanctioned countries, it may cause adverse impact on the stability of our marine fuels supply, which could adversely affect our overall results of operations and financial condition. In addition to the operational and financial consequences, violations of sanctions can also lead to reputational damage. Our customers, investors, shareholders and other stakeholders may perceive us as a company that engages in unethical or illegal activities, which could have a negative impact on our business operations and relationships. This, in turn, could lead to a loss of customers, a decline in revenue, and a decrease in our share price. We have adopted various measures to mitigate this risk. However, there can be no assurance that we will be able to completely eliminate this risk.

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

Additionally, the ongoing hostilities involving Israel and Lebanon, as well as the recent escalation of tensions between Iran and Israel, present further risks of regional instability. These conflicts are unpredictable and could expand into broader regional or global confrontations. To date, these conflicts have not materially impacted the Company’s operations, but any significant escalation could disrupt energy markets, international trade routes, and investor confidence, which in turn could adversely affect our business and the trading price of our Class A Ordinary Shares.

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

Risks Related to Doing Business in Singapore and the United Arab Emirates

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

Any adverse material changes to the Singapore and the United Arab Emirates market (whether localized or resulting from global economic or other conditions) such as the occurrence of an economic recession, pandemic or widespread outbreak of an infectious disease (such as COVID-19), could have a material adverse effect on our business, results of operations and financial condition.

During the fiscal years ended December 31, 2025 and 2024, we derived revenue from our operations in Singapore and the United Arab Emirates. Any adverse circumstances affecting the Singapore and the United Arab Emirates markets, such as an economic recession, epidemic outbreak or natural disaster or other adverse incident, may adversely affect our business, financial condition, results of operations and prospects. Any downturn in the industry which we operate in resulting in the postponement, delay or cancellation of contracts and delay in recovery of receivables is likely to have an adverse impact on our business and profitability.

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

Geopolitical and security risks in the UAE may disrupt marine fuel demand and operations in key bunkering hubs

The Company’s marine fuel business in the UAE, including bunkering and brokering activities at key hubs, may be materially affected by regional geopolitical tensions, armed conflict, or acts of terrorism in the Middle East. Escalating hostilities or increased maritime-security risks can lead to higher war-risk insurance premiums, reduced vessel traffic, interruptions in port operations, or changes in routing patterns, any of which could decrease demand for, volumes of, and profitability from the Company’s marine fuel products, including VLSFO, HSFO and MGO.

Complex and evolving petroleum, environmental, and anti-money-laundering regulations in the UAE may lead to licensing, compliance, or reputational issues for the Company’s marine fuel business.

The Company is subject to a complex and evolving regulatory framework in the UAE, including federal and emirate-level requirements relating to petroleum trading, bunkering, environmental standards, and economic-substance and anti-money-laundering regulations applicable to service- and trading-type activities. Failure to maintain the requisite licenses, permits, and economic-substance presence, or to comply with environmental, safety, or financial-crime rules, could result in fines, permit or license revocation, suspension of operations, or reputational damage, which could materially and adversely affect the Company’s ability to market, resell or broker marine fuels in the UAE.

We are subject to risks associated with operating in the rapidly evolving markets where we maintain operations, including Southeast Asia and the Middle East, and we might therefore be exposed to various risks inherent in operating and investing in the region.

We intend to develop and expand our business and penetration in Southeast Asia and other regions where we have a presence. Our operations through our headquarters in Singapore and subsidiaries/branches in Singapore, Seoul, Dubai, Shanghai, Limassol and Bangkok (with revenue currently generated primarily from Singapore and Dubai) will be subject to various risks related to the economic, political and social conditions of the countries in which we operate, including risks related to the following:

●	currencies may be devalued or may depreciate or currency restrictions or other restraints on transfer of funds may be imposed;

●	the effects of inflation in Singapore, Dubai or other jurisdictions where we operate may increase our cost of operations;

●	health epidemics, pandemics or disease outbreaks (including the COVID-19 outbreak) may affect our operations and demand for our services. For example, if ports in Singapore, Dubai or other regions where we operate do not function, orders from customers with vessels based in those ports may not be received, which could affect our revenue; and

●	political changes may lead to changes in the business, legal and regulatory environments in which we operate. Volatile political situations in certain Southeast Asian and the Middle East countries could impact our business. For example, in Dubai and the wider Middle East, geopolitical tensions and regulatory changes could also affect our operations. For instance, in February 2026, Iran launched missile and drone strikes against the United Arab Emirates, targeting infrastructure in Dubai, including Dubai International Airport, the Burj Al Arab hotel, and residential areas. These attacks disrupted air traffic, damaged key sites, and underscored the vulnerability of business operations to sudden geopolitical escalations.

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

Each Class B Ordinary Share has ten votes per share, and our Class A Ordinary Shares, which are listed on Nasdaq, have one vote per share. Our Major Shareholders, which together hold 100% of our issued and outstanding Class B Ordinary Shares, own shares representing approximately 95.85% of the voting power of our outstanding Ordinary Shares. In addition, because of the ten-to-one voting ratio between our Class B and Class A Ordinary Shares, the holders of our Class B Ordinary Shares could continue to control a majority of the combined voting power of our Ordinary Shares and therefore control all matters submitted to our shareholders for approval until converted by the holders of our Class B Ordinary Shares. This concentrated control may limit or preclude your ability to influence corporate matters for the foreseeable future, including the election of directors, amendments of our organizational documents and any merger, consolidation, sale of all or substantially all of our assets or other major corporate transactions requiring shareholder approval. In addition, this concentrated control may prevent or discourage unsolicited acquisition proposals or offers for our capital stock that you may feel are in your best interest as one of our shareholders. As a result, such concentrated control may adversely affect the market price of our Class A Ordinary Shares.

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

Our Major Shareholders beneficially own 69.77% of our outstanding Shares, representing 95.85%   of our total voting power in the aggregate. Accordingly, our Major Shareholders are our controlling shareholder and may have significant influence in determining the outcome of any corporate actions or other matters that require shareholder approval, such as mergers, consolidations, change of our name, and amendments of our amended and restated memorandum and articles of association.

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

Based upon that evaluation, our management has concluded that, as of December 31, 2025, our disclosure controls and procedures were not effective as our management has identified the following “material weaknesses” in our internal control over financial reporting, as defined in the standards established by the PCAOB, and other control deficiencies. We and our auditor have identified the following material weaknesses in our internal controls over financial reporting: (a) lack of appropriate levels of accounting knowledge and experience to address complex U.S. GAAP accounting issues and related disclosures, in accordance with U.S. GAAP and SEC financial reporting requirements; (b) lack of a functional internal audit department or personnel that monitors the consistencies of the preventive internal control procedures as well as adequate policies and procedures in internal audit function; and (c) lack of proper IT control environment, risk assessment and control activities related to Access/Logical Security, Change Management, Operation Security, Cyber Security and Service Organization Management. We intend to implement measures designed to improve our internal control over financial reporting and IT control to address the underlying causes of these material weaknesses, including i) mandate continuing professional development requirements for accounting staff to stay current with changes in U.S. GAAP; ii) setting up a financial and system control framework with formal documentation of polices and controls in place; and iii) setting up an IT team and implement a set of IT control;. However, the implementation of these measures may not fully address these deficiencies in our internal control over financial reporting. Our failure to correct these control deficiencies or our failure to discover and address any other control deficiencies could result in inaccuracies in our financial statements and impair our ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis. Moreover, ineffective internal control over financial reporting could significantly hinder our ability to prevent fraud.

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

We report under the Exchange Act as a non-U.S. company with foreign private issuer status. Because we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including (i) the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act; (ii) the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and (iii) the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial and other specified information, or current reports on Form 8-K upon the occurrence of specified significant events. Effective March 18, 2026, pursuant to the Holding Foreign Insiders Accountable Act, directors and officers of foreign private issuers, including us, are required to comply with the reporting requirements of Section 16(a) of the Exchange Act. Notwithstanding the foregoing, directors and officers of a foreign private issuer remain exempt from Section 16(b) (short-swing profit liability) and Section 16(c) (short sale prohibitions). In addition, foreign private issuers are not required to file their annual report on Form 20-F until one hundred twenty (120) days after the end of each fiscal year, while U.S. domestic issuers that are accelerated filers are required to file their annual report on Form 10-K within seventy-five (75) days after the end of each fiscal year. Foreign private issuers also are exempt from Regulation Fair Disclosure, aimed at preventing issuers from making selective disclosures of material information. As a result of the above, you may not have the same protections afforded to shareholders of companies that are not foreign private issuers.

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

We are a “controlled company” as defined under the Nasdaq Stock Market listing rules because Koh Kuan Hua, through his wholly owned entity Garden City Private Capital Limited, own approximately 69.77% of our outstanding shares. Pursuant to our memorandum and articles of association, an ordinary resolution to be passed at a shareholders’ meeting requires the affirmative vote of a simple majority of the votes attaching to the ordinary shares cast at a meeting, while a special resolution requires the affirmative vote of no less than two-thirds of the votes cast attaching to the outstanding and issued ordinary shares cast at a meeting. A special resolution will be required for important matters such as making changes to our post-offering memorandum and articles of association. As a result, Koh Kuan Hua has the ability to control or significantly influence the outcome of matters requiring approval by shareholders. In addition, for so long as we remain a controlled company under that definition, we are permitted to elect to rely on, and may rely on, certain exemptions from corporate governance rules, including an exemption from the rule that a majority of our board of directors must be independent directors. We do not currently plan to utilize the exemptions available for controlled companies, but instead, we plan to rely on the exemption available for foreign private issuers to follow our home country governance practices. If we cease to be a foreign private issuer or if we cannot rely on the home country governance practice exemptions for any reason, we may decide to invoke the exemptions available for a controlled company as long as we remain a controlled company. As a result, you will not have the same protection afforded to shareholders of companies that are subject to these corporate governance requirements.

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

Uni-Fuels Pte. Ltd., our Singapore subsidiary conducted a series of financings, including (i) the announcement on July 21, 2025 that it completed the Company’s first-ever commercial paper (“CP”) issuance, raising USD 3 million through ADDX, a private market platform regulated by the Monetary Authority of Singapore; (ii) the announcement on October 17, 2025 that the offering of its Series 002 tokens has closed and it has successfully raised US$3 million in gross proceeds from the issuance of the Series 002 tokens. The Series 002 tokens will be listed on the ADDX Exchange on October 18, 2025; (iii) announced on January 17, 2026 that the offering of its Series 003 has closed and has successfully raised US$3 million in gross proceeds from the issuance of the Series 003 tokens. The Series 003 tokens were listed on the ADDX Exchange on January 18, 2026.

As part of Uni-Fuels’ ongoing global expansion strategy, we have established offices in Dubai, Shanghai, and Limassol in 2025 and an office in Bangkok in 2026.

4.B. Business Overview

We are a global provider of marine fuel solutions to shipping companies headquartered in Singapore. We integrate supply logistics and tailored solutions for our customers to optimize their marine fuel procurement covering all markets across all time zones.

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

During the year ended December 31, 2025, we supplied 758 vessels through 1,179 transactions and serving 266 customers globally, with total volume of approximately 535 thousand metric tons and operations spanning 156 ports worldwide; compared to the year ended December 31, 2024, vessels supplied, transactions, customers served, total volume, and ports covered were 393, 641, 156, approximately 253 thousand metric tons, and 87, respectively.

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

Sales of Marine Fuels

The marine fuels products that we offer to our customers consist of the following:

●	Very low sulfur fuel oil (“VLSFO”)

●	High sulfur fuel oil (“HSFO”)

●	Marine gas oil (“MGO”)

●	Bio marine fuel (“BMF”)

We buy and resell marine fuels as a principal to customers. The sales terms are typically governed by our standard terms and conditions or to a lesser extent other mutually agreed terms, for instance, published by The Baltic and International Maritime Council. The process generally starts with customers informing us of their request for quotation based on their requirements. We will then source the marine fuels products based on the requirements of our customers from various marine fuels suppliers. We generate our income from reselling the marine fuels products from our suppliers to our customers and generate our profit by adding a sales margin on top of the cost of purchase. For each sales transaction, we will assume the trade credit risk on each credit rated customer that we work with. We are also responsible for the financing of each sales transaction including managing the financial mismatch in our accounts receivables and accounts payable terms. In this process, we will collect our accounts receivables directly from our customers and pay our suppliers directly for our accounts payables. As a reseller of marine fuels products, we are not exposed to marine fuels price volatility. The volatility of marine fuels prices is passed to our customers.

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

For the fiscal years ended December 31, 2025, 2024 and 2023, our revenue derived from the sales of marine fuels was US$263,873,350, US$155,180,863 and US$70,151,780, respectively.

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

For the fiscal years ended December 31, 2025, 2024 and 2023, our revenue derived from marine fuels brokerage was US$14,237, US$12,150 and US$633,748, respectively.

We provide extensive global coverage for our customers’ marine fuels needs through our broad supply network. This extensive network ensures convenient and reliable access to marine fuels across ports worldwide, spanning different time zones. Depending on our customers’ requirements, such as the port of call, product type, delivery time, and quantity, we source marine fuels products from different marine fuels suppliers located in different regions, allowing us to tailor our offerings to meet customer demands. These marine fuels products are typically sourced, stored and blended into the desired specifications by cargo sellers such as major oil companies, national oil companies, and independent oil companies at their designated blending facilities. The physical distributor will source and purchase the marine fuels products from cargo sellers and load the marine fuels product onto the nominated marine fuels barges of the physical distributors or barge operator at the cargo seller’s designated storage facilities who will then perform the actual delivery to our customer’s receiving vessel. There may be instances where the delivery is made by road tankers, in this case the road tanker will load the marine fuels product at the designated shore storage facility designated by the cargo seller. In situations where only direct supply from pipelines at shore is available, our customer’s vessel will berth alongside a jetty to receive marine fuels directly from the shore tank by pipeline delivery.

Our Competitive Strengths

Our main competitive strengths are as follows:

We operate in Singapore, a global major marine fuels hub and major shipping region in Asia Pacific

Our operations are strategically positioned within the largest global marine fuels hub of Singapore, which is also a pivotal location within the Asia Pacific’s major shipping routes. Singapore, widely recognized as the world’s largest marine fuels port, commands a significant market share, of the global marine fuels volume. Official data from the Maritime Port Authority (“MPA”) reveals a total supply volume of 56.2 million metric tons in 2025. Leveraging our presence and operational model in Singapore, we believe we are well-positioned to capitalize on the growing demand for marine fuels within the world’s largest marine fuels port. Moreover, we believe that our market presence in the Asia Pacific region gives us direct access to the growth opportunities in the region. According to statistics revealed during the 8th International Petroleum and Natural Gas Enterprises Conference in 2025 reported by Manifold Times, five out of the top ten marine fuels ports are in Asia Pacific, namely, Singapore, Zhoushan, Busan, Hong Kong and Shanghai.

We have a scalable operating model to facilitate growth

We have established an efficient operating model with scalable advantages that position us for market growth. Our operating model allows us to grow our business with limited additional investments and has low profitability breakeven thresholds in new geographical locations. By leveraging our operating model, we will be able to scale our operations to generate additional income to drive profitability.

We have an experienced management team with in-depth knowledge and expertise

Our management team, consisting of Mr. Koh Kuan Hua, our Chairman of Board of Directors, Chief Executive Officer and Director, Ms. Stefanie Tay, our Chief Operating Officer and Director, Ms. Lee Ling Li, our Chief Financial Officer, Mr. Alan Tan, our Senior Vice President, Commercial, and Mr. Tan Guan Kai, our Vice President, Operations, have extensive experience in the marine fuels industry, averaging around 18 years. The team possess an in-depth knowledge of the industry as well as the expertise to manage and operate the business in their relevant capacities to develop and execute our business strategies to capture market opportunities.

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

As of December 31, 2025, we have established subsidiaries in Singapore, Dubai, Shanghai and Limassol, as well as a Branch Office in Seoul. As we continue to expand our geographical presence, we expect additional subsidiaries, branch offices or representative offices to be set up in different regions around the world to support our sales and marketing activities. The decision and timing of setting up these entities or offices, including the exact locations is dependent on the availability of financial resources, commercial viability at the time of execution and human resources to the Company.

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

Increasing financial resources available to us

Our working capital dictates how much revenue we can generate. Our principal sources of liquidity to finance our day-to-day operations are from the financing provided by a financing institution, our Major Shareholders and cashflow from operating activities. We have obtained a banking facility with United Overseas Bank Limited for an aggregate limit of US$5,000,000. As of December 31, 2025, 2024 and 2023, only the trade financing facilities were drawn down, which amounted to US$1,215,217,   US$1,510,249 and US$1,195,149, respectively. As part of our daily operations, we also negotiate for favorable credit terms from our suppliers to enhance our cash flow liquidity. Going forward, we plan to increase our trade financing facility with financial institutions so that we can conclude more business resulting in higher revenue streams. Part of the net proceeds of the IPO will be applied to our working capital. We intend to gain further access to trade financing from financial institutions which will allow us to drive our growth and maximize value to our shareholders.

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

We have renewed our ISCC EU and ISCC Plus certificates from the International Sustainability and Carbon Certification (“ISCC”), a global certification system that sets standards for sustainable production, sourcing and trade of all kinds of bio-based feedstock and biofuel, in line with Renewable Energy Directive (“RED II”), following the completion of our first ISCC-certified biofuel delivery in 2025. Biofuel suppliers and operators must provide a Proof of Sustainability (“PoS”) to verify the sustainability of feedstock and energy inputs. A PoS follows a fuel batch throughout its whole supply chain with GHG estimates. The certification will enable us to pass on PoS for liquid and gaseous biofuel, including fatty acid methyl ester (“FAME”), hydrotreated vegetable oil (“HVO”) and liquefied biomethane (“LBM”).

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

We did not enter into any long-term written agreements or sales contracts with our customers for the years ended December 31, 2025, 2024 and 2023. Instead, our transactions are executed through individual sales orders on a per-transaction basis. As such, there are no long-term purchase commitments from our customers, and they are not contractually obligated to purchase a fixed quantity of oil from us over any specific period.

For the year ended December 31, 2025, no customers accounted for 10% or more of the Group’s revenues. For the year ended December 31, 2024, there was one customer accounting for 10% or more of the Group’s revenues and it accounted for 13% of the Group’s total revenues for that year. For the year ended December 31, 2023, no customer accounted for 10% or more of the Group’s revenues.

As of December 31, 2025, no customer whose receivables accounted for 10% or more of the Group’s total balances of accounts receivable.   As of December 31, 2024, there was one customer whose receivables accounted for 10% or more of the Group’s total balances of accounts receivable and it accounted for approximately 12% of the total balances of receivables from customers. As of December 31, 2023, there was one customer whose receivables accounted for 10% or more of the Group’s total balances of accounts receivable and it accounted for approximately 15% of the total balances of receivables from customers.

Our Major Vendors

We generally source marine fuels from physical distributors or resellers. We did not enter into any long-term written agreements or supply contracts with our vendors for the years ended December 31, 2025, 2024 and 2023. Instead, our transactions are executed through individual purchase orders on a per-transaction basis. As such, there is no long-term supply commitments from our vendors and they are not contractually obligated to supply to us a fixed quantity of oil over any specific period.

For the year ended December 31, 2025, one vendor accounted for 10% or more of the Group’s cost of revenues. Cost of revenues charged by the vendor for the year ended December 31, 2025 represented 17% of the Group’s cost of revenues for that year.   For the year ended December 31, 2024, one vendor accounted for 10% or more of the Group’s cost of revenues. Cost of revenues charged by the vendor for the year ended December 31, 2024 represented 17% of the Group’s cost of revenues for that year. For the year ended December 31, 2023, one vendor accounted for 10% or more of the Group’s cost of revenues. Cost of revenues charged by the vendor for the year ended December 31, 2023 represented 13% of the Group’s cost of revenues for that year.

As of December 31, 2025, there were two vendors whose payables accounted for 10% or more of the Group’s total balances of accounts payable and they accounted for approximately 16% and 10% of the total balances of accounts payables, respectively.   As of December 31, 2024, there were three vendors whose payables accounted for 10% or more of the Group’s total balances of accounts payable and they accounted for approximately 16%, 12% and 11% of the total balance of accounts payables, respectively. As of December 31, 2023, there were two vendors whose payables accounted for 10% or more of the Group’s total balances of accounts payable and they accounted for approximately 28% and 12% of the total balance of accounts payables, respectively.

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

Our sales and marketing team is led by Alan Tan, Senior Vice-President, Commercial. He manages a team of senior bunker traders and bunker traders including the local management of our local offices. The major role and responsibilities of our sales and marketing team include developing strong relationships with customers, identifying and pursuing new business opportunities by actively prospecting and acquisition of new customers, onboarding new customers to conduct potential business, sourcing and negotiating marine fuels prices and terms with customers and suppliers, execute transactions related to the sale and purchase of marine fuel, providing real time operational support and market intelligence based on customer requirements, and following up on receivables collections.

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

Brokers and Commissions

We may work with third parties i.e. broker who refers a potential transaction to us. In the event we work with such parties, we will pay broker fee to the designated third party.

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

Competition

The marine fuels supply chain is highly fragmented, with many different types of companies involved in the marine fuels supply ecosystem. We face competition from different marine fuels participants operating in each of the geographic markets in which we operate. These include national oil companies, oil majors, oil independents, commodity trading houses, oil traders, storage terminals, international bunker traders, online procurement platforms, brokers, smaller regional bunker traders, bunkering pools servicing shipping fleets and bunker buying alliances. They are involved at different stages – from production, transportation, and storage through to procurement, sales and marketing, and delivery to the end customers.

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

Intellectual Property

Trademark

We have registered the following trademark with the Intellectual Property Office of Singapore:

Trademark	Application Number	Proprietor	Classes
	40202405063W	Uni-Fuels Pte. Ltd.	04,36

Trademark	Application Number	Proprietor	Classes
	40202420741Y	Uni-Fuels Pte. Ltd.	04,36

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

4.C. Organizational structure

The following diagram illustrates the organizational structure of the Group:

4.D. Property, plants and equipment

Our principal place of business is located at 15 Beach Road, Beach Centre #05-07, Singapore 189677, where we lease approximately 1,442.38 square feet of office space. Our Singapore office is leased under one lease which will expire on May 31, 2026 and the lease will be extended for an additional month until June 30, 2026. We will be relocating to our new office located at 9 Temasek Boulevard, Suntec Tower Two #19-03, Singapore 038989, where we lease approximately 3,746 square feet of office space. The lease will commence on July 1, 2026 for a term of three years until June 30, 2029. We believe that our facilities are adequate to meet our needs for the immediate future, and that, should it be needed, suitable additional space will be available on commercially reasonable terms to accommodate any expansion of our operations.

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

5.A. Operating Results

The following table sets forth a summary of our results of operations for the years ended December 31, 2025, 2024 and 2023 as indicated. This information should be read together with our consolidated financial statements and related notes included elsewhere in this annual report. The operating results in any year are not necessarily indicative of the results that may be expected for any future trends.

	For the Years Ended December 31
	2025		2024		2023
	US$	% of total revenues	US$	% of total revenues	US$	% of total revenues
Revenues
Sales of marine fuels	263,873,349	100.0	155,180,863	100.0	67,966,869	96.0
Sales of marine fuels-related party	-	-	-	-	2,184,911	3.1
Brokerage commissions	14,237	0.0	12,150	0.0	142,479	0.2
Brokerage commissions-related party	-	-	-	-	491,269	0.7
Total revenues	263,887,586	100.0	155,193,013	100.0	70,785,528	100.0

Cost of revenue	(259,207,265)	98.2	(152,009,204)	97.9	(68,505,327)	96.8

Gross profit	4,680,321	1.8	3,183,809	2.1	2,280,201	3.2

Operating expenses
Selling and marketing expenses	(1,294,084)	0.5	(661,892)	0.4	(210,957)	0.3
General and administrative expenses	(4,964,874)	1.9	(2,307,275)	1.5	(672,131)	0.9
Total operating expenses	(6,258,958)	2.4	(2,969,167)	1.9	(883,088)	1.2

(Loss)/Income from operations	(1,578,637)	(0.6)	214,642	0.1	1,397,113	2.0

Other income
Interest expense, net	(63,793)	0.0	(4,801)	0.0	(1,907)	0.0
Other income	25,776	0.0	59,884	0.0	10,944	0.0
Total other income, net	(38,017)	0.0	55,083	0.0	9,037	0.0

Income before income tax expense	(1,616,654)	0.6	269,725	0.2	1,406,150	2.0
Income tax expenses	(134,006)	0.1	(98,128)	0.1	(194,363)	0.3
Net income	(1,750,660)	0.7	171,597	0.1	1,211,787	1.7

Year Ended December 31, 2025 Compared to Year Ended December 31, 2024

Revenues

Total revenues increased by US$108.7 million, or 70.0%, to US$263.9 million for the year ended December 31, 2025, from US$155.2 million for the year ended December 31, 2024. The increase was primarily driven by the expansion of our core sales of marine fuels segment, which continues to be the principal contributor to our Group’s financial performance.

Sales of marine fuels – Sales of marine fuels increased by approximately US$108.7 million, or 70.0%, to approximately US$263.9 million for the year ended December 31, 2025, from approximately US$155.2 million for the year ended December 31, 2024. The increase was mainly attributable to the continued scaling of our sales activities, supported by an expanded supply network and strengthened market presence. These efforts enabled deeper market penetration and contributed to an increase in our overall market share in the marine fuels market.

During the year ended December 31, 2025, we supplied 758 vessels through 1,179 transactions, serving 266 customers globally, with a total volume of approximately 535 thousand metric tons and operations spanning 156 ports worldwide. In comparison, for the year ended December 31, 2024, we supplied 393 vessels through 641 transactions, serving 156 customers, with a total volume of approximately 253 thousand metric tons across 87 ports. This reflects strong year-over-year growth across all key operating metrics, including vessels supplied, transactions, customers served, total volume, and geographic coverage.

Brokerage commissions – Brokerage commissions increased by approximately US$2,000 or 17.2% to US$14,237 for the year ended December 31, 2025, from US$12,150 for the year ended December 31, 2024. While this represents a 17% increase, it remains a negligible portion of our total revenue mix. The income generated from this segment represented business opportunities that were complimentary and opportunistic to our core sales of marine fuels segment.

Cost of revenues

Cost of revenues increased by approximately US$107.2 million, or 71.0%, to approximately US$259.2 million for the year ended December 31, 2025, from approximately US$152.0 million for the year ended December 31, 2024, primarily in line with the growth in our sales of marine fuels segment. The increase was mainly attributable to higher volumes of fuel procured to meet increased customer demand, as well as the associated costs of securing supply across an expanded global supply network.

Gross profit

Gross profit increased by approximately US$1.5 million, or 47%, to approximately US$4.7 million for the year ended December 31, 2025, from approximately US$3.2 million for the year ended December 31, 2024. The total gross profit margin was approximately 1.8% for the year ended December 31, 2025, compared to approximately 2.1% in the prior year, representing a decrease of approximately 0.3%.

The increase in gross profit was primarily driven by higher sales volumes. The decrease in gross margin reflected competitive market conditions and the Company’s continued focus on expanding market share across existing and new markets. Notwithstanding the lower margin, the increase in absolute gross profit demonstrates the scalability of our business and our ability to grow earnings alongside revenue expansion.

Operating expenses

Selling and marketing expenses increased to US$1.3 million for the year ended December 31, 2025, from US$0.7 million for the year ended December 31, 2024, primarily due to the expansion of our sales activities. The increase was mainly attributable to higher personnel costs arising from additional hires in our sales and marketing function, as well as increased business travel and marketing initiatives undertaken to support customer engagement and business development efforts.

General and administrative expenses increased by US$2.7 million to US$5.0 million for the year ended December 31, 2025, from US$2.3 million for the year ended December 31, 2024, primarily due to the expansion of our operations. The increase was mainly attributable to higher personnel costs and expenses associated with the establishment of new offices. In addition, professional fees increased, driven in part by capital markets activities and higher costs associated with maintaining our status as a listed company, including public company compliance and other administrative expenses associated with our growing operations.

Other (loss)/income

Other income decreased by US$93,100, from US$55,083 for the year ended December 31, 2024, to a loss of US$38,017 for the year ended December 31, 2025. The decrease was mainly due to interest expenses of US$97,737 incurred in 2025 in connection with short-term financing arrangements, partially offset by interest income, compared to no such financing costs in 2024.

(Loss)/Income before income taxes

We recorded a loss before income taxes of US$1.6 million for the year ended December 31, 2025, compared to income before income taxes of US$0.3 million for the year ended December 31, 2024. The change was primarily driven by higher operating expenses, particularly the increase in general and administrative expenses as discussed above, which more than offset the growth in gross profit during the year.

Income tax expense

Income tax expense increased from US$98,000 for the year ended December 31, 2024 to US$134,000 for the year ended December 31, 2025.   The increase was a result of the increase of profit before tax generated by our Singapore subsidiary.

Net (loss)/income

As a result of the foregoing factors, we incurred a net loss of US$1.8 million from net income of US$0.2 million for the year ended December 31, 2024.

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

During the year ended December 31, 2024, we supplied 393 vessels through 641 transactions, serving 156 customers globally, with a total volume of approximately 253 thousand metric tons and operations spanning 87 ports worldwide. In comparison, during the year ended December 31, 2023, we supplied 243 vessels through 436 transactions, serving 83 customers, with a total volume of approximately 104 thousand metric tons across 51 ports. The increase across all key operating metrics reflects continued expansion of our customer base, trading activity, and geographic reach.

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

Cost of revenues

Cost of revenues increased by approximately US$83.5 million or 122% from approximately US$68.5 million for the year ended December 31, 2023 to approximately US$152.0 million for the year ended December 31, 2024. Such increase was mainly attributable to the growth in sales of marine fuels with increasing cost to acquire marine fuels for sales.

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

General and administrative expenses increased by US$1.7 million to US$2.3 million for the year ended December 31, 2024, compared to US$0.7 million for the year ended December 31, 2023. One significant factor was the expansion of our workforce through the recruitment of administrative staff and key management personnel, aiming at enhancing operational efficiency. There was also a notable rise in professional fees resulting from expenses related to auditing our consolidated financial statements, consulting services regarding leasing the new office premises and negotiating banking facilities for business financing. These factors collectively drove a sharp increase in total general and administrative expenses compared to the preceding year, reflecting our concerted efforts to support operational growth and strategic initiatives.

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

5.B. Liquidity and Capital Resources

Our principal sources of liquidity to finance our day-to-day operations are from the financing provided by a financing institution, short-term commercial paper issuances and cashflow from operating activities (please refer to the details set out in the analysis of our cash flows below).

On July 16, 2025, United Overseas Bank Limited, another financial institution in Singapore, granted us banking facilities comprising (i) a trade financing facility of US$3 million, with an interest rate of 1.65% per annum over the bank’s cost of funds and a financing period of up to 45 days for supplier invoices, and (ii) a foreign exchange facility of US$2 million, with a maximum tenor of 3 months. With the availability of the banking facilities from United Overseas Bank Limited, on September 24, 2024, we terminated our original banking facilities with Bangkok Bank Public Company Limited Singapore Branch.

As of December 31, 2025 and 2024, only the trade financing facilities were drawn down, which amounted to US$1,215,217 and US$1,510,249, respectively.

On October 18, 2025, the Group completed the offering of its 3M USD Commercial Paper Series 002, successfully raising $3,000,000, at an interest rate of 7% per annum for a tenor of 3 months on ADDX, a private market platform regulated by the Monetary Authority of Singapore.

The outstanding as of December 31, 2025 was fully repaid on January 14, 2026.

The availability of cash flow from operating activities and access to banking facilities together provide us with sufficient liquidity to meet our ongoing working capital requirements.

We recorded net cash outflow from operating activities of US$2.4 million for the year ended December 31, 2025, net cash inflow in operating activities of US$0.3 million for the year ended December 31, 2024 and net cash outflow in operating activities of US$1.0 million for the year ended December 31, 2023.

As of December 31, 2025, we had positive working capital of US$10.1 million, US$12.5 million in cash, out of which US$24,494 was held in Singapore Dollars, US$23,885 was held in United Arab Emirates Dirham and the rest was held in U.S. Dollars and other currencies. As of December 31, 2024, we had positive working capital of US$3.7 million and US$4.3 million in cash, out of which US$69,534 was held in Singapore Dollars, and the rest was held in U.S. Dollars and other currencies. Our cash and cash equivalents primarily consist of balances maintained with banks in the countries of our respective operating subsidiaries.

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

Based on the above considerations, we are of the opinion that we have sufficient funds to meet our working capital requirements and current liabilities as they become due within twelve months from the date of our financial statements are issued. However, there is no assurance that we will be successful in implementing our plans. There are a number of factors that could potentially arise and could undermine our plans, such as changes in the demand for our products, general market conditions and the broader capital market climate in the U.S. and Singapore, etc.

Cash Flows

The following table sets forth a summary of our cash flows for the years ended December 31, 2025, 2024 and 2023 as indicated.

	For the Years Ended December 31,
	2025	2024	2023
	US$	US$	US$
Net cash provided by (used in) operating activities	(2329,751)	331,843	(965,794)
Net cash used in investing activities	(36,159)	(9,020)	(427,331)
Net cash (used in) provided by financing activities	10,584,286	(62,717)	2,160,250
Effect of exchange rate changes on cash and restricted cash	(793)	-	-
Net increase in cash and restricted cash	8,218,376	260,106	767,125
Cash and restricted cash, beginning of year	4,324,956	4,064,850	3,297,725
Cash and restricted cash, end of year	12,542,539	4,324,956	4,064,850

Operating activities

Net cash used in operating activities for the year ended December 31, 2025 was US$2.3 million, as compared to the net loss of US$1.8 million. The difference was primarily attributable to (i) an increase of US$14.8 million in accounts receivable, attributed to higher sales towards the end of the year, resulting in a increased amount billed to our customers and (ii) an increase of US$13.2 million in accounts payable, which aligned with the expansion in sales activities, leading to an increase in purchase of marine fuels to support operations.

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

Investing activities

Net cash used in investing activities for the year ended December 31, 2025, 2024 and 2023 was US$36,159, US$9,020 and US$0.4 million, respectively, which was entirely spent on the purchase of property and equipment.

Financing activities

Net cash from financing activities for the year ended December 31, 2025 was US$10.6 million. This was primarily due to (i) the Company consummated its initial public offering (“IPO”) of 2,100,000 Class A Ordinary Shares at an offering price of $4 per share, generating gross proceeds of $8,400,000 with net proceeds of approximately $7,390,000, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by the Company; (ii) the underwriter exercised the over-allotment option in full to purchase 315,000 additional Class A Ordinary Shares from the Company at the public offering price of $4 per share, generated gross proceeds of $1,260,000 with net proceeds of approximately $1,170,000, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by the Company; (iii) net drawdowns from banking facilities and the issuance of commercial paper of US$2.7 million during the year ended December 31, 2025; and offset by repayment of borrowings to a related party of US$0.3 million;.

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

5.C. Research and Development, Patent and Licenses, etc.

We did not conduct any research and development activities for the years ended December 31, 2025, 2024 and 2023.

5.D. Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended December 31, 2025 that are reasonably likely to have a material effect on our total net revenues, income, profitability, liquidity or capital reserves, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

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

Item 6. Directors, Senior Management and Employees

6.A. Directors and Senior Management

The following table sets forth information regarding our Directors and Executive Officers as at the date of this report:

Name	Age	Position
Koh Kuan Hua	40	Chief Executive Officer, Chairman of the Board of Directors and Director
Zheng Wenling Stefanie Tay	46	Chief Operating Officer and Director
Lee Ling Li	50	Chief Financial Officer
Chan Yong Xian	44	Independent Director
Gn Jong Yuh Gwendolyn	54	Independent Director
Shirley Tan Sey Liy	49	Independent Director

The business and working experience and areas of responsibility of our Directors and Executive Officers are set out below:

Mr. Koh Kuan Hua, aged 40, is our Chairman, Chief Executive Officer and Director. He is responsible for providing overall direction, leadership and formulating business strategies for our Group. He joined our operating subsidiary, Uni-Fuels Singapore, in November 2023 and has been appointed as a Director of the Company in March 2024. Mr. Koh has over 14 years of experience in the marine fuels industry. Prior to joining us, from October 2015 to October 2023, Mr. Koh worked at Sea Oil Petroleum Pte Ltd in Singapore, where he was responsible for the day-to-day operations, formulating business strategies and overall performance of the company. He was a shareholder and Director of that company. From October 2010 to December 2014, he worked as a Bunker Trader at A/S Dan-Bunkering Ltd, Shanghai Representative Office in China and Senior Bunker Trader at Dan-Bunkering (Singapore) Pte Ltd in Singapore. From February 2010 to September 2010, he worked as a Bunker Trader at Praxis Energy Agents Pte Ltd in Singapore. Mr. Koh completed his Diploma in Film and Media Studies, Film, Sound & Video at Ngee Ann Polytechnic in 2006. Mr. Koh is the spouse of Ms. Tay, our Chief Operating Officer and Director.

Ms. Zheng Wenling Stefanie Tay, aged 46, is our Chief Operating Officer and Director. She is responsible for the day-to-day operations of our Group. She joined our operating subsidiary, Uni-Fuels Singapore, as its Chief Operating Officer in November 2023. She has been appointed as a Director of the Company in March 2024. Ms. Tay has over 18 years of experience in the marine fuels industry. Prior to joining us, from October 2015 to September 2023, Ms. Tay worked at Sea Oil Petroleum Pte Ltd in Singapore, where she was responsible for the sales and operational performance of the company. She was the Commercial Director of that company. From August 2010 to December 2014, she worked as a Senior Bunker Trader and then as a Trading Manager and Team Leader at Dan-Bunkering (Singapore) Pte Ltd in Singapore. From October 2006 to August 2010, she worked as a Bunker Trader before promoting to the role of Senior Bunker Trader and Team Leader at United Bunkering & Trading (Asia) Pte Ltd in Singapore. Ms. Tay completed her Honours Degree of Bachelor of Science in Management at University College Dublin in 2009. She is the spouse of Mr. Koh, our Chairman, Chief Executive Officer and Director.

Ms. Lee Ling Li, aged 50, is our Chief Financial Officer. She is responsible for the overall finance and accounting functions, trade finance, treasury, payroll, tax and corporate secretarial matters for our Group. She joined our operating subsidiary, Uni-Fuels Singapore, in January 2024. She is also a Director of our subsidiary, Uni-Fuels Group Inc. Ms. Lee has over 27 years of experience in finance and accounting working for various organizations in the marine fuels industry. From February 2022 to December 2023, Ms. Lee worked as a Head of Finance and Accounting at Sea Oil Petroleum Pte Ltd in Singapore. From September 2015 to September 2021, she worked as the Group Chief Accountant at AFCO Energy Pte Ltd in Singapore. From September 2010 to July 2015, she worked as a Chief Accountant at Opet Trade (Singapore) Pte Ltd in Singapore. From September 2005 to June 2010, she worked as the Group Chief Accountant at United Bunkering & Trading (Asia) Pte Ltd in Singapore. In all of the positions in the various companies aforementioned, Ms. Lee was responsible for the finance, accounting, administrative, HR, tax reporting and treasury functions of those companies. From September 1996 to September 2005, she worked as an Accountant for Bomin Bunker Oil Pte Ltd in Singapore, where she was responsible for the finance and accounting, payroll and tax reporting functions. Ms. Lee completed her Master of Business in Professional Accounting and Graduate Certificate in Accounting at Victoria University of Technology in 2003 and 2001 respectively. She obtained a Higher Diploma in Accounting from London of Chamber Commerce and Industry (Singapore) in 1995 and a Diploma in Accounting from Thames School of Commerce Singapore in 1995.

Mr. Chan Yong Xian, aged 44, is our Independent Director. He is currently the independent director and chairman of the audit committee of YY Group Holding Ltd. (symbol: YYGH), a company listed on Nasdaq. Mr. Chan is an experienced professional with a long work history in the field of accounting and auditing. Mr. Chan’s extensive audit experience includes positions as Senior Audit Manager at BDO LLP from January 2018 to December 2020 and at Ang & Co PAC from August 2021 to March 2023, and a senior promoted to Manager at Pricewaterhouse Coopers LLP from December 2013 to January 2018, where he audited listed companies in compliance with various accounting standards and was involved in IPO projects. His leadership skills were evident in managing audit engagements, contributing to revenue growth, and coaching audit teams. Throughout his career, he has demonstrated strong expertise in implementing business controls, streamlining processes, and providing valuable advisory guidance to management. Mr. Chan holds a Master’s degree in Accounting from the Australian National University (2008) and a Bachelor’s degree in Electrical and Electronic Engineering (2006). He is a Certified Public Accountant (CPA) from CPA Australia. Additionally, he gained valuable audit experience in Sarbanes-Oxley testing and implementation throughout his career, working with prominent clients.

Ms. Gn Jong Yuh Gwendolyn, aged 54, is our Independent Director. She is an Equity Partner at Shook Lin & Bok LLP, where she has over 20 years of experience as a Corporate Lawyer specializing in corporate finance and capital markets across Singapore and the Asian region. Ms. Gn actively advises SGX Main Board and Catalist listed companies, SMEs, MNCs, and financial institutions on a range of areas including fund raising, IPOs, RTOs, dual listings, mergers and acquisitions, corporate structuring, and corporate governance. Her extensive expertise has positioned her as a leading advisor in these fields. She graduated with an LLB (Hons) (Second Upper) from the National University of Singapore in 1994 and was called to the Singapore bar as an Advocate and Solicitor in 1995. Ms. Gn has received the International Law Office and Lexology Client Choice Award 2014 for Capital Markets in Singapore and is recognized by Asialaw Leading Lawyers as a leading capital markets and corporate finance lawyer. She is also featured in Euromoney’s Guide to the World’s Leading Women in Business Law and World’s Leading Capital Markets Lawyers.

Ms. Shirley Tan Sey Liy, aged 49, is our Independent Director. She is the Founder and CEO of ST Corporate Advisory Pte Ltd and serves as an Independent Director of Rectitude Holdings Ltd. With over 20 years of experience, Ms. Tan is a qualified Chartered Secretary specializing in corporate secretarial work and compliance advisory. Her expertise spans private and publicly listed companies, SMEs, foreign and offshore companies, and academic institutions in Singapore. She has significant experience in corporate secretarial due diligence for IPOs, dual listings in Singapore and Hong Kong, secondary listings on SGX, Nasdaq listings, REITs, RTOs, M&As, company restructuring, liquidation, and immigration applications for expatriates. Additionally, she offers advisory services on compliance matters in Singapore. Ms. Tan holds a Master of Science in Management with Distinction from the National University of Ireland, Dublin. She is a Fellow of the Chartered Secretaries Institute of Singapore (CSIS) and holds a Practicing Certificate from CSIS. She is also a member of the CSIS Secretarial Practice Sub-Committee, the Singapore Institute of Directors, and the Singapore Chinese Chamber of Commerce and Industry.

Family Relationship

Mr. Koh (our Chairman, Chief Executive Officer and Director) and Ms. Tay (our Chief Operating Officer and Director) are spouses. Otherwise, there are no family relationships among our directors and executive officers.

6.B. Compensation

For the years ended December 31, 2025, 2024 and 2023, we paid an aggregate of approximately US$1.36 million, US$1.1 million and US$176,160, respectively in cash and benefits in-kind granted to or accrued on behalf of all of our Directors and members of senior management, including our Chief Executive Officer, Chief Operating Officer, Chief Financial Officer, Senior Vice President, Commercial and Vice President, Operations, for their services, in all capacities, and we did not pay any additional compensation to our Directors and members of senior management. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our Executive Officers and Directors.

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

6.C. Board Practices

Corporate Governance Practices

Foreign Private Issuer

We qualify as a “foreign private issuer” under the SEC rules and Nasdaq rules. As a foreign private issuer, we will be exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements, and our officers, directors, and principal shareholders will be exempt from the short-swing profit recovery provisions contained in Section 16 of the Exchange Act. Also, we are not required to comply with Regulation FD, which restricts the selective disclosure of material information. However, we will file with the SEC, within 120 days after the end of each fiscal year, or such applicable time as required by the SEC, an annual report on Form 20-F containing financial statements audited by an independent registered public accounting firm, and we will submit to the SEC from time to time, on Form 6-K, reports of information that would likely be material to an investment decision in our Shares.

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

Audit Committee. Our audit committee consists of Mr. Chan Yong Xian, Ms. Shirley Tan Sey Liy and Ms. Gn Jong Yuh Gwendolyn. Mr. Chan Yong Xian is the chairman of our audit committee. We have determined that each of our audit committee members satisfies the “independence” requirements of Rule 5605(c)(2) of the Nasdaq rules and meets the independence standards under Rule 10A-3 under the Exchange Act. We have determined that Mr. Chan Yong Xian qualifies as an “audit committee financial expert” within the meaning of the SEC rules and possesses financial sophistication within the meaning of the Nasdaq rules. The audit committee will oversee our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee will be responsible for, among other things:

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

6.D. Employees

As of December 31, 2025, we had a workforce of 26 employees. Our employees are primarily engaged in management, finance, accounting, human resources, administration and sales and marketing functions. Our employees are primarily located in Singapore, Shanghai and Dubai. The following table sets forth the number of our employees as of December 31, 2025 by function:

	Number	% of Total
Management	5	19%
Finance, Accounting, Human Resource and Administration	8	31%
Sales and Marketing	13	50%
Total	26	100%

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

Name of Beneficial Owners(1)	Class A Ordinary Shares Beneficially Owned(2)		Class B Ordinary Shares Beneficially Owned(2)		Approximate percentage of Voting rights
	Number	%	Number	%	%
Directors and Executive Officers:
Koh Kuan Hua(3)	—	—	22,650,000	100.0%	95.85%
Zheng Wenling Stefanie Tay	—	—	—	—	—
Lee Ling Li	—	—	—	—	—
Chan Yong Xian	—	—	—	—	—
Gn Jong Yuh Gwendolyn	—	—	—	—	—
Shirley Tan Sey Liy	—	—	—	—	—
All directors and executive officers as a group	—	—	22,650,000	100.0%	95.85%
5% shareholders:
Garden City Private Capital Limited(3)	—	—	22,650,000	100.0%	95.85%

(1)	Unless otherwise noted, the business address of each of the following entities or individuals is 15 Beach Road, Beach Centre #05-07, Singapore 189677.

(2)	Applicable percentage of ownership is based on 9,815,000 Class A Ordinary Shares and 22,650,000 Class B Ordinary Shares outstanding as of the date of this report.

(3)	Represents Shares held of record by Garden City Private Capital Limited, a British Virgin Islands investment holding company wholly owned by Mr. Koh Kuan Hua.

Item 7. Major Shareholders and Related Party Transactions

7.A. Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees—6.E. Share Ownership.”

7.B. Related Party Transactions

The following is a summary of transactions since 2023 to which we have been a party and in which any members of our Board of Directors, any Executive Officers, or Major Shareholders had, has or will have a direct or indirect material interest, other than compensation arrangements which are described under Item 6.B. Compensation:

Nature of relationships with related parties

Name	Relationship with the Company
Goh Wee Huan	Controlling shareholder who held a controlling interest in Uni-Fuels Singapore from January 1, 2022 to December 8, 2023, and served as director of Uni-Fuels Singapore from December 22, 2022 to December 8, 2023
Koh Kuan Hua	Controlling shareholder and director of the Company
Garden City Private Capital Limited	Major shareholder of the Company and wholly owned by Koh Kuan Hua
Sea Oil Petroleum Pte Ltd (“Sea Oil Petroleum”)	Under the significant influence of Koh Kuan Hua, who held a minority interest in Sea Oil Petroleum from January 1, 2022 to October 31, 2023, and served as its director from January 1, 2022, to September 26, 2023

Transactions with related parties

				For the Years Ended December 31,
Name		Nature	2025	2024	2023
Sea Oil Petroleum	(1)	Sales of marine fuels	$-	$-	$2,184,911

Sea Oil Petroleum	(2)	Brokerage commissions	$-	$-	$491,269

Sea Oil Petroleum	(1)	Purchase of marine fuels	$-	$-	$8,839,579

Goh Wee Huan	(3)	Advances from a related party	$-	$-	$678,259

Garden City Private Capital Limited	(4)	Advances to a shareholder	$-	$8,534	$-

(1)	The amounts for the year ended December 31, 2023 represented proceeds from sales of marine fuels to and cost of marine fuels purchased from the related party. The Group engaged in reciprocal transactions with the related party, encompassing both the sale and purchase of marine fuels. These transactions were conducted based on advantageous positioning, with each party utilizing their relative strengths in specific marine fuels products across various ports for each transaction at the time.
(2)	The amount for the year ended December 31, 2023 represented brokerage commissions generated from the related party.
(3)	The transactions represented advances from the shareholder for operational purposes during the year ended December 31, 2023. The advances were unsecured, non-interest bearing, and repayable on demand. Balances were then assigned by Goh Wee Huan to Koh Kuan Hua, coinciding with the transfer of ownership in the Uni-Fuels from Goh Wee Huan to Koh Kuan Hua on December 8, 2023. Out of the total advances of US$678,259, US$400,258 was repaid by the Group in 2024, leaving US$269,467 outstanding as at December 31, 2024.
(4)	The transactions represented advances to a shareholder during the year ended December 31, 2024. The advances were unsecured, non-interest bearing, and repayable on demand.

Balance with related parties

			As of December 31,
Name		Nature	2025	2024	2023
Koh Kuan Hua	(1)	Amounts due to a related party	$-	$269,467	$278,001

(1)	The balances as of December 31, 2025, 2024 and 2023 represented the advances from the shareholder for operational purposes and was assigned by Goh Wee Huan to Koh Kuan Hua on December 8, 2023. The balances were unsecured, non-interest bearing and repayable on demand.

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

The share capital of the Company consists of ordinary shares. As of the date hereof, our authorized share capital is US$50,000 divided into 450,000,000 Class A Ordinary Shares of par value US$0.0001 each and 50,000,000 Class B Ordinary Shares of par value US$0.0001 each. As of the date of this report, 9,815,000 Class A Ordinary Shares and 22,650,000 Class B Ordinary Shares were issued and outstanding. The following are summaries of material provisions of our amended and restated memorandum and articles of association (referred to as “memorandum” and “articles of association” below) and the Companies Act insofar as they relate to the material terms of our Class A Ordinary Shares and Class B Ordinary Shares.

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

10.E. Taxation

The following are material Cayman Islands tax, Singapore tax and U.S. federal income tax considerations relevant to an investment in our Class A Shares. This discussion does not address all of the tax consequences that may be relevant in light of the investor’s particular circumstances. Potential investors should consult their tax advisers regarding Singapore, U.S. federal, state and local, and non-U.S. tax consequences of owning and disposing of our Class A Shares in their particular circumstances.

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

10.F. Dividends and Paying Agents

Not applicable.

10.G. Statements by Experts

Not applicable.

10.H. Documents on Display

We are subject to the periodic reporting and other informational requirements of the Exchange Act. Under the Exchange Act, we are required to file reports and other information with the SEC. Specifically, we are required to file annually a Form 20-F no later than four months after the close of each fiscal year. The SEC maintains a web site at www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, and officers, directors and principal shareholders are exempt from the short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

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

For the period from January 10, 2025, the date that the Company’s Registration Statement on Form F-1 (File Number: 333-282849) relating to the IPO was declared effective by the SEC, to the date of this report, we used all of the net proceeds received from the IPO for scaling up our reselling activities to gain market share from existing and new markets and expanding our market presence in new geographical locations. There is no material change in the use of proceeds as described in the Registration Statement. As of the date of this annual report, we have fully utilized the net proceeds from the IPO.

Item 15. Controls and Procedures

Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of the end of the period covered by this annual report, as required by Rule 13a-15(b) under the Exchange Act. Based upon that evaluation, our management has concluded that, as of December 31, 2024 and December 31, 2025, our disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

Internal Control over Financial Reporting

In the course of auditing our consolidated financial statements for the year ended December 31, 2025, we and our auditor have identified the following material weaknesses in our internal controls over financial reporting: (a) lack of sufficient full-time personnel with appropriate levels of accounting knowledge and experience to monitor the daily recording of transactions, address complex U.S. GAAP accounting issues and to prepare and review financial statements and related disclosures under U.S. GAAP; (b) lack of a functional internal audit department or personnel that monitors the consistencies of the preventive internal control procedures as well as adequate policies and procedures in internal audit function; (c) lack of proper IT control environment, risk assessment and control activities related to Access/Logical Security, Change Management, Operation Security, Cyber Security and Service Organization Management. We intend to implement measures designed to improve our internal control over financial reporting and IT control to address the underlying causes of these material weaknesses, including i) hiring more qualified staff to fill up the key roles in the operations; ii) setting up a financial and system control framework with formal documentation of polices and controls in place; and iii) setting up an IT team and implement a set of IT control.

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

Item 16B. Code of Ethics

We have adopted a code of business conduct and ethics, which is applicable to all of our directors, executive officers and employees and is publicly available. There were no amendments to our code of business conduct and ethics during the fiscal year ended December 31, 2025. We did not grant any waivers to the provisions of our code of business conduct and ethics during the fiscal year ended December 31, 2025.

Item 16C. Principal Accountant Fees and Services

Auditor Fees

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered Assentsure PAC, our independent registered public accounting firm, Marcum Asia CPAs LLP, our former independent registered public accounting firm, for the years indicated.

	2024	2025
	USD	USD
	(in thousands)	(in thousands)
Services
Audit Fees(1)	288	163
Audit-Related Fees(2)	-	-
Tax Fees(3)	-	-
Other Fees(4)	-	-
Total	288	163

(1)	Audit Fees. Audit fees mean the aggregate fees billed or to be billed in each of the fiscal years listed for professional services rendered by our auditor for the audit of our annual consolidated financial statements, review of the interim financial information and review of documents filed with the SEC.

(2)	Audit-related Fees. Audit-related fees mean the aggregate fees billed or to be billed in each of the fiscal years listed for the assurance and related services rendered by our auditor, which were not included under Audit Fees above.

(3)	Tax Fees. Tax fees mean the aggregate fees billed in each of the last two fiscal years for professional services rendered by our auditor for tax compliance, tax advice, and tax planning.

(4)	Other Fees. Other fees mean the aggregate fees incurred from professional services rendered by our auditor other than services included under Audit Fees, Audit-related Fees.

The policy of our audit committee is to pre-approve all audit and non-audit services provided by our independent registered public accounting firm, including audit services, audit-related services, tax services and other services, as described above.

Item 16D. Exemptions from the Listing Standards for Audit Committees

Our audit committee consists of Mr. Chan Yong Xian, Ms. Shirley Tan Sey Liy and Ms. Gn Jong Yuh Gwendolyn. Mr. Chan Yong Xian is the chairman of our audit committee. We have determined that each of our audit committee members satisfies the “independence” requirements of Rule 5605(c)(2) of the Nasdaq rules and meets the independence standards under Rule 10A-3 under the Exchange Act.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

None.

Item 16F. Change in Registrant’s Certifying Accountant

On August 4, 2025, the Company appointed Assentsure PAC (“Assentsure”) as its independent registered public accounting firm, effective on the same day. Assentsure replaces Marcum Asia CPAs LLP (“Marcum Asia”), the former independent registered public accounting firm, which the Company dismissed on July 29, 2025. The appointment of Assentsure was made after careful consideration and evaluation process by the Company and has been approved by the audit committee of the board of directors of the Company. The Company’s decision to make this change was not the result of any disagreement between the Company and Marcum Asia on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure.

The Company’s decision to make this change was not the result of any disagreement between the Company and Marcum Asia on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure.

The audit report of Marcum Asia on the consolidated financial statements of the Company as of December 31, 2023 and 2024 and for the fiscal years ended December 31, 2023 and 2024 did not contain an adverse opinion or disclaimer of opinion and was not qualified or modified as to uncertainty, scope of accounting principles. Furthermore, during the Company’s two most recent fiscal years and through July 29, 2025, there were no disagreements with Marcum Asia on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to Marcum Asia’s satisfaction, would have caused Marcum Asia to make reference to the subject matter of the disagreement in connection with its report on the Company’s consolidated financial statements for such periods. During the Company’s two most recent fiscal years and through July 29, 2025, there were no “reportable events” as that term is described in Item 16F(a)(1)(v) of Form 20-F, other than the material weaknesses reported by management in the annual report on Form 20 -F filed with the U.S. Securities and Exchange Commission (the “Commission”) on April 22, 2025, including (a) lack of appropriate levels of accounting knowledge and experience to address complex U.S. GAAP accounting issues and related disclosures, in accordance with U.S. GAAP and SEC financial reporting requirements; (b) lack of a functional internal audit department or personnel that monitors the consistencies of the preventive internal control procedures as well as adequate policies and procedures in internal audit function; and (c) lack of proper IT control environment, risk assessment and control activities related to Access/Logical Security, Change Management, Operation Security, Cyber Security and Service Organization Management.

The Company has provided Marcum Asia with a copy of the above disclosure and requested that Marcum Asia furnish a letter addressed to the Commission stating whether or not it agrees with the above statements. A copy of Marcum Asia’s letter is filed as Exhibit 16.1 to the Form 6-K filed by the Company with the SEC on August 4, 2025.

During the two most recent fiscal years and any subsequent interim periods prior to the engagement of Assentsure, neither the Company, nor someone on behalf of the Company, has consulted Assentsure regarding the application of accounting principles to a specified transaction, either completed or proposed; or the type of audit opinion that might be rendered on the Company’s consolidated financial statements, and neither a written report was provided to the Company or oral advice was provided that Assentsure concluded was an important factor considered by the Company in reaching a decision as to the accounting, auditing or financial reporting issue.

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

Item 18. Financial Statements

The consolidated financial statements are included at the end of the annual report.

Item 19. Exhibits

Exhibit No.	Description of Exhibit
1.1	Amended and Restated Memorandum and Articles of Association of the Company (incorporated by reference to Exhibit 3.2 to the Company’s Registration Statement on Form F-1 (Amendment No.3) filed with the Securities and Exchange Commission on December 27, 2024)
2.1	Specimen Ordinary Share (incorporated by reference to Exhibit 4.1 to the Company’s Registration Statement on Form F-1 (Amendment No.3) filed with the Securities and Exchange Commission on December 27, 2024)
2.2	Representative’s Warrants issued on January 15, 2025 (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 6-K filed with the Securities and Exchange Commission on January 16, 2025)
2.3	Representative’s Warrants issued on February 4, 2025 (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 6-K filed with the Securities and Exchange Commission on February 5, 2025)
2.4*	Description of Securities
4.1	Underwriting Agreement dated November 16, 2023 (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 6-K filed with the Securities and Exchange Commission on January 16, 2025)
4.2	Trade Facilities letter by and between United Overseas Bank Limited and Uni-Fuels Pte. Ltd. dated July 11, 2024 (incorporated by reference to Exhibit 10.2 to the Company’s Registration Statement on Form F-1 (Amendment No.3) filed with the Securities and Exchange Commission on December 27, 2024)
4.3	Foreign Exchange Facilities letter by and between United Overseas Bank Limited and Uni-Fuels Pte. Ltd. dated July 11, 2024 (incorporated by reference to Exhibit 10.3 to the Company’s Registration Statement on Form F-1 (Amendment No.3) filed with the Securities and Exchange Commission on December 27, 2024)
4.4	Uni-Fuels Holdings Limited 2024 Share Incentive Plan (incorporated by reference to Exhibit 10.4 to the Company’s Registration Statement on Form F-1 (Amendment No.3) filed with the Securities and Exchange Commission on December 27, 2024)
8.1	List of subsidiaries of the Registrant (incorporated by reference to Exhibit 21.1 to the Company’s Registration Statement on Form F-1 (Amendment No.3) filed with the Securities and Exchange Commission on December 27, 2024)
11.1	Code of Business Conduct and Ethics of the Registrant (incorporated by reference to Exhibit 14.1 to the Company’s Registration Statement on Form F-1 (Amendment No.3) filed with the Securities and Exchange Commission on December 27, 2024).
11.2	Insider Trading Policy (incorporated by reference to Exhibit 11.2 to the Company’s Annual Report on Form 20- F filed with the Securities and Exchange Commission on April 22, 2025).
12.1*	CEO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	CFO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1*	CEO Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2*	CFO Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of Assentsure PAC
16.1

Letter of Marcum Asia CPAs LLP to the U.S. Securities and Exchange Commission dated August 4, 2025 (incorporated by reference to Exhibit 16.1 to the Form 6-K filed with Securities and Exchange Commission on August 4, 2025)

97	Clawback Policy (incorporated by reference to Exhibit 97 to the Company’s Annual Report on Form 20- F filed with the Securities and Exchange Commission on April 22, 2025).
101.INS*	Inline XBRL Instance Document.
101.SCH*	Inline XBRL Taxonomy Extension Schema Document
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104*	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*	Filed with this annual report on Form 20-F

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on Form 20-F on its behalf.

Uni-Fuels Holdings Limited

/s/ Koh Kuan Hua
Koh Kuan Hua
Chief Executive Officer

Date: April 22, 2026

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

UNI-FUELS HOLDINGS LIMITED

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of Uni-Fuels Holdings Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Uni-Fuels Holdings Limited (the “Company”) as of December 31, 2024 and 2023, the related consolidated statements of income and comprehensive income, changes in shareholders’ equity and cash flows for each of the two years in the period ended December 31, 2024, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

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

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

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

/s/ Marcum Asia CPAs LLP

Marcum Asia CPAs LLP

We served as the Company’s auditor from 2024 to 2025.

New York, NY

April 22, 2025

NEW YORK OFFICE ● 7 Penn Plaza ● Suite 830 ● New York, New York ● 10001

Phone 646.442.4845 ● Fax 646.349.5200 ● www.marcumasia.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of Uni-Fuels Holdings Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Uni-Fuels Holdings Limited and its subsidiaries (the “Company”) as of December 31, 2025 and the related consolidated statements of operation and comprehensive income, consolidated statements of changes in shareholders’ equity, and consolidated statements of cash flows for the year then ended, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

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

We conducted our audits in accordance with the standards of the PCAOB and in accordance with the auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

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

/s/ Assentsure PAC

Singapore

April 22, 2026

We have served as the Company’s auditor since 2025.

PCAOB ID Number 6783

Uni-Fuels Holdings Limited

Consolidated Balance Sheets

(Expressed in U.S. Dollars, except for the number of shares)

	As of December 31,
	2025	2024
Assets
Current Assets
Cash and cash equivalents	$12,542,539	$4,324,956
Accounts receivable, net	26,255,689	11,458,689
Prepayments and other assets, net	316,051	229,928
Total current assets	39,114,279	16,013,573

Non-Current Assets
Property and equipment, net	284,961	329,585
Operating lease right-of-use assets	79,614	133,103
Prepayments and other assets, net	1,486	4,457
Deferred initial public offering (“IPO”) costs	-	482,183
Total non-current assets	366,061	949,328
Total assets	$39,480,340	$16,962,901

Liabilities and shareholders’ equity

Liabilities
Current liabilities
Accounts payable	$23,297,982	$10,092,160
Borrowings	4,215,217	1,510,249
Amounts due to related parties	-	269,467
Income tax payables	162,212	91,025
Operating lease liabilities, current	78,281	104,267
Accrued expenses and other liabilities	1,215,216	291,464
Total current liabilities	28,968,908	12,358,632

Non-Current liabilities
Operating lease liabilities, non-current	6,321	41,011
Accrued expenses and other liabilities, non-current	-	10,153
Deferred tax liabilities, net	2,345	8,243
Total non-current liabilities	8,666	59,407
Total liabilities	28,977,574	12,418,039

Commitments and contingencies

Shareholders’ equity
Class A ordinary shares (US$0.0001 par value, 450,000,000 shares authorized; 9,815,000 and 7,350,000 shares issued and outstanding as of December 31, 2025 and 2024, respectively)	982	735
Class B ordinary shares (US$0.0001 par value, 50,000,000 shares authorized; 22,650,000 and 22,650,000 shares issued and outstanding as of December 31, 2025 and 2024, respectively)	2,265	2,265
Additional paid-in capital	11,706,110	3,997,000
Accumulated other comprehensive (loss)/income	(648)	145
(Accumulated deficit)/Retained earnings	(1,205,943)	544,717
Total shareholders’ equity	10,502,766	4,544,862

Total liabilities and shareholders’ equity	$39,480,340	$16,962,901

The accompanying notes are an integral part of these consolidated financial statements.

Uni-Fuels Holdings Limited

Consolidated Statements of Operations and Comprehensive Income

(Expressed in U.S. Dollar, except for the number of shares)

	For the Years Ended
	December 31,
	2025	2024	2023
Revenues
Sales of marine fuels	$263,873,349	155,180,863	$67,966,869
Sales of marine fuels -related party	-	-	2,184,911
Brokerage commissions	14,237	12,150	142,479
Brokerage commissions -related parties	-	-	491,269
Total revenues	263,887,586	155,193,013	70,785,528

Cost of revenues	(259,207,265)	(152,009,204)	(68,505,327)

Gross profit	4,680,321	3,183,809	2,280,201

Operating expenses
Selling and marketing	(1,294,084)	(661,892)	(210,957)
General and administrative	(4,964,874)	(2,307,275)	(672,131)
Total operating expenses	(6,258,958)	(2,969,167)	(883,088)

(Loss)/Income from operations	(1,578,637)	214,642	1,397,113

Other (loss)/income
Interest expense, net	(63,793)	(4,801)	(1,907)
Other income	25,776	59,884	10,944
Total other (loss)/income, net	(38,017)	55,083	9,037

(Loss)/Income before income tax expense	(1,616,654)	269,725	1,406,150
Income tax expense	(134,006)	(98,128)	(194,363)
Net (loss)/income	(1,750,660)	171,597	1,211,787

Other comprehensive (loss)/income
Foreign currency translation adjustments	(793)	145	-
Total comprehensive (loss)/income	$(1,751,453)	171,742	$1,211,787

Earnings per share
Class A ordinary shares – basic and diluted	$(0.18)	0.07	$-
Class B ordinary shares – basic and diluted	(0.08)	0.01	0.04

Weighted average shares outstanding used in calculating basic and diluted earnings per share*
Class A ordinary shares – basic and diluted	9,662,918	2,318,630	-
Class B ordinary shares – basic and diluted	22,650,000	27,681,370	30,000,000

The accompanying notes are an integral part of these consolidated financial statements.

Uni-Fuels Holdings Limited

Consolidated Statements of Changes in Shareholders’ Equity

(Expressed in U.S. Dollar, except for the number of shares)

	Class A ordinary shares		Class B ordinary shares		Additional Paid-In	Accumulated other comprehensive	Retained
	Share	Amount	Share	Amount	Capital	income	earnings	Total
Balance as of December 31, 2022	-	-	30,000,000	3,000	97,001	-	2,261,332	2,361,333

Net income	-	-	-	-	-	-	1,211,787	1,211,787
Capital contribution from shareholder	-	-	-	-	3,899,999	-	-	3,899,999
Dividend distribution	-	-	-	-	-	-	(3,099,999)	(3,099,999)

Balance as of December 31, 2023	-	$-	30,000,000	$3,000	$3,997,000	$-	$373,120	$4,373,120

Net income	-	-	-	-	-	-	171,597	171,597
Foreign currency translation adjustment	-	-	-	-	-	145	-	145
Conversion of ordinary shares	7,350,000	735	(7,350,000)	(735)	-	-	-	-

Balance as of December 31, 2024	7,350,000	$735	22,650,000	$2,265	$3,997,000	$145	$544,717	$4,544,862

Net loss	-	-	-	-	-	-	(1,750,660)	(1,750,660)
Foreign currency translation adjustment	-	-	-	-	-	(793)	-	(793)
Issuance of shares	2,465,000	247	-	-	7,709,110	-	-	7,709,357

Balance as of December 31, 2025	9,815,000	$982	22,650,000	$2,265	$11,706,110	(648)	(1,205,943)	10,502,766

The accompanying notes are an integral part of these consolidated financial statements.

Uni-Fuels Holdings Limited

Consolidated Statements of Cash Flows

(Expressed in U.S. Dollar )

	For the Years Ended December 31,
	2025	2024	2023
Cash flows from operating activities:
Net (loss)/income	$(1,750,660)	$171,597	$1,211,787
Adjustments to reconcile net profit to net cash (used in) provided by operating activities:
Depreciation	80,783	74,490	32,275
Shared based compensation	42,755	-	-
Allowance for credit losses	-	(1,733)	8,473
Non-cash operating lease expenses	127,297	94,099	61,406
Deferred tax (benefit) expenses	(5,898)	(5,177)	14,339

Change in operating assets and liabilities:
Accounts receivable, net	(14,797,000)	1,351,178	(11,719,074)
Prepayments and other assets, net	(83,152)	(84,024)	(133,851)
Accounts payable	13,205,822	(1,104,224)	9,773,464
Income tax payables	71,187	(181,412)	(173,012)
Operating lease liabilities	(144,637)	(138,287)	(46,053)
Accrued expenses and other liabilities	923,752	155,336	4,452
Net cash (used in) provided by operating activities	(2,329,751)	331,843	(965,794)

Cash flows from investing activities:
Purchases of property and equipment	(36,159)	(9,020)	(427,331)
Cash used in investing activities	(36,159)	(9,020)	(427,331)

Cash flows from financing activities:
Proceeds from short-term bank loans	27,692,651	14,117,030	7,551,546
Repayments of short-term bank loans	(24,987,683)	(13,801,930)	(6,356,397)
Payment of offering costs related to Initial Public Offering (“IPO”)	(1,511,215)	(369,283)	(112,900)
Capital contribution from shareholder	-	-	800,000
Proceeds from IPO	9,660,000	-	-
Borrowings from a related party	-	-	678,259
Repayment of borrowings to a related party	(269,467)	(8,534)	(400,258)
Net cash provided by (used in) financing activities	10,584,286	(62,717)	2,160,250

Effect of exchange rate changes on cash and restricted cash	(793)	-	-
Net increase in cash and restricted cash	8,218,376	260,106	767,125
Cash and restricted cash, beginning of year	4,324,956	4,064,850	3,297,725
Cash and restricted cash, end of year	12,542,539	4,324,956	4,064,850

Reconciliation of cash and restricted cash to the consolidated balance sheets
Cash and cash equivalents	$12,542,539	$4,324,956	$2,564,850
Restricted cash	-	-	1,500,000
Total cash and restricted cash	$12,542,539	$4,324,956	$4,064,850

Supplemental disclosures of cash flow information:
Income tax paid	$61,521	$284,717	$361,841
Interest expenses paid	89,928	83,973	18,280

Supplemental disclosure of non-cash investing and financing activities:
Dividend distribution against capital contribution from shareholder	$-	$-	$3,099,999
Operating lease right-of-use assets obtained in exchange for operating lease liabilities	73,808	29,338	259,269

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

Uni-Fuels Holdings together with its subsidiaries (collectively, “the Group”) operating across Singapore, Seoul, Shanghai, Dubai and Limassol with ship bunkering as its primary business activity. The Group is a global provider of marine fuel solutions to shipping companies, integrating supply logistics and tailored solutions, to help its customers optimize their marine fuel procurement covering all markets across all time zones. The Group primarily generates sales income by selling marine fuels to its customers and receives brokerage commissions by referring shipping companies to its customers through its key operating subsidiaries in Singapore and Dubai.

The consolidated financial statements of the Company include the following entities:

Entity	Date of incorporation	Place of incorporation	Ownership	Principal activities
Uni-Fuels Group Inc (“Uni-Fuels Group”)	February 5, 2024	Cayman Islands	100%	Investment holding company
Uni-Fuels Pte. Ltd. (“Uni-Fuels”)	October 12, 2021	Singapore	100%	Ship bunkering as marine fuels supplier and broker
Uni-Fuels Pte. Ltd. Seoul Branch Office	March 21, 2024	South Korea	Not applicable	Ship bunkering and service provider of marine fuels solutions
Uni-Fuels (Shanghai) Co., Ltd.	February 11, 2025	China	100%	Sales of petroleum products
Uni-Fuels Middle East FZCO	February 14, 2025	UAE	100%	Fuel supply services
Uni-Fuels Ltd	June 11, 2025	Cyprus	100%	Service provider of marine fuels solutions

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

Immediately before the Reorganization, Uni-Fuels was wholly owned and controlled by Koh Kuan Hua and functioned as the operational entity for all the Group’s business activities. The Company and Uni-Fuels Group were established on March 8, 2024, and February 5, 2024, respectively, by a registered agent in the Cayman Islands, with the sole purpose of acting as holding company for the Group. On March 14, 2024, 100% ownership of Uni-Fuels Holdings, which at the time also held 100% ownership interest in Uni-Fuels Group, was transferred from the registered agent to Koh Kuan Hua. Both the Company and Uni-Fuels Group had not engaged in any business activities before the transfer. On April 18, 2024, Koh Kuan Hua transferred 100% ownership interest in Uni-Fuels to the Company, thereby completing the Reorganization.

Immediately before and after the Reorganization, the Company, Uni-Fuels Group, and Uni-Fuels remained under the complete ownership and control of Koh Kuan Hua. Consequently, the Reorganization is classified as a common control transaction under ASC 805-50.

On January 15, 2025, the Company consummated its initial public offering (“IPO”) of 2,100,000 Class A Ordinary Shares at an offering price of $4 per share, generating gross proceeds of $8,400,000 with net proceeds of approximately $7,390,000, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by the Company. The Class A Ordinary Shares were approved for listing on The Nasdaq Capital Market and commenced trading under the ticker symbol “UFG”. On February 4, 2025, the underwriter exercised the over-allotment option in full to purchase 315,000 additional Class A Ordinary Shares from the Company at the public offering price of $4 per share, generating additional gross proceeds   of $1,260,000 with net proceeds of approximately $1,170,000, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by the Company.

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

Use of estimates and assumptions

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. These estimates and judgments are based on historical information, information that is currently available to the Group and on various other assumptions that the Group believes to be reasonable under the circumstances. Significant estimates   required to be made by management include, but not limited to, allowance for credit losses against financial assets and income tax. Actual results could differ from the estimates, and as such, differences could be material to these consolidated financial statements.

Cash and cash equivalents

Cash and cash equivalents include cash on hand and demand deposits, as well as short-term, highly liquid investments with original maturities of three months or less.

Accounts receivable, net

Accounts receivable are recognized and carried at the original invoiced amount less an allowance for credit losses and do not bear interest. Customers who owed accounts receivables, are granted credit terms based on their credit metrics. The Group adopted ASU No.2016-13 “Financial Instruments — Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments” (“ASC Topic 326”) on its accounts receivable, starting from the incorporation date of Uni-Fuels as of October 12, 2021, and records the allowance for credit losses as an offset to accounts receivable, and the estimated credit losses charged to the allowance is classified as “general and administrative” in these consolidated statements of operations and comprehensive income. The Group assesses collectability by reviewing accounts receivable on a collective basis where similar characteristics exist, primarily based on similar business line, service or product offerings and on an individual basis when the Group identifies specific customers with known disputes or collectability issues. In determining the amount of the allowance for credit losses, the Group considers historical collectability based on past due status, the age of the accounts receivable balances, credit quality of the Group’s customers based on ongoing credit evaluations, current economic conditions, reasonable and supportable forecasts of future economic conditions, and other factors that may affect the Group’s ability to collect from customers. Under this accounting guidance, the Group measures credit losses on its accounts receivable using the current expected credit loss model under ASC 326. As of December 31, 2025 and 2024, the Company provided allowance for credit losses of $10,423 and $10,423, respectively.

Prepayments and other assets, net

Prepayments and other assets are comprised of other receivables and prepaid expenses, including rental deposit, interest receivables and prepaid office supplies. Since the incorporation of Uni-Fuels on October 12, 2021, the Group adopted ASC Topic 326 on its other receivables. The new credit loss guidance replaces the old model for measuring the allowance for credit losses with a model that is based on the expected losses. Under this accounting guidance, the Group measures credit losses on its prepayment and other assets using the current expected credit loss model under ASC 326. As of December 31, 2025 and 2024, the balance of allowance for credit loss against prepayments and other assets was $1,725 and $1,725, respectively.

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

When determining the lease term, at lease commencement date, the Group considers options to extend or terminate the lease when it is reasonably certain that it will exercise or not exercise that option. The discount rate used to determine the present value of future lease payments is the Group’s incremental borrowing rate based on the information available at the lease commencement date.

The lease standard (ASC 842  ) provides practical expedients for an entity’s ongoing accounting. The Group elects to apply short-term lease exception for leases with a lease term of 12 months or less at commencement. Accordingly, ROU assets and operating lease liabilities do not include leases with a lease term of 12 months or less.

The Group also elects to adopt the practical expedient that allows lessee to treat the lease and non-lease components of a lease as a single lease component. Non-lease components include building management fees, utility expenses and property taxes included and payable in the lease contract. These non-lease components are not separated from the lease components to which they relate.

The Group evaluates the impairment of its ROU assets consistently with the approach applied for its other long-lived assets. The Group reviews the recoverability of its long-lived assets when events or changes in circumstances indicate that the carrying value of the assets may not be recoverable. The assessment of possible impairment is based on its ability to recover the carrying value of the assets from the expected undiscounted future pre-tax cash flows of the related operations. As of December 31, 2025 and 2024, the Group did not recognize any impairment loss against its ROU assets.

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

Expenditures for repairs and maintenance, which do not materially extend the useful lives of the assets, are expensed as incurred. Expenditures for major renewals and betterments which substantially extend the useful life of assets are capitalized. The cost and related accumulated depreciation of assets disposed of or retired are removed from the accounts, and any resulting gain or loss is reflected in the consolidated statements of operations and comprehensive income under other income or expenses.

Uni-Fuels Holdings Limited

Notes to Consolidated Financial Statements

2. Summary of Significant Accounting Policies (Continued)

Impairment of long-lived assets

The Group reviews long-lived assets, including property and equipment and ROU assets, for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the undiscounted future pre-tax cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Fair value is generally determined by discounting the cash flows expected to be generated by the asset (asset group), when the market prices are not readily available. The adjusted carrying amount of the asset is the new cost basis and is depreciated over the asset’s remaining useful life. Long-lived assets are grouped with other assets and liabilities at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities. As of December 31, 2025 and 2024, no impairment of long-lived assets was recognized.

Deferred IPO costs

Deferred IPO costs consist of incremental costs that are directly attributable to the proposed issuance of equity securities, including underwriting fees, legal fees and other professional fees. These costs are capitalized as deferred offering costs prior to the completion of the offering.

Upon the completion of the IPO, such costs are recorded as a deduction from the gross proceeds of the offering and charged against shareholders’ equity.

Costs that are not incremental or not directly attributable to the issuance of equity securities are expensed as incurred in the consolidated statements of operations and comprehensive income. As of December 31, 2025 and 2024, the Group had deferred IPO costs of $nil and $482,183, respectively. The deferred IPO costs were subsequently recorded against the gross proceeds upon the closing of the offering in January 2025.

Revenue recognition

The Group follows the rules and guidance set out under ASC 606, Revenue from Contracts with Customers (“ASC 606”), when recognizing revenue from contracts with customers. The core principle of ASC 606 requires an entity to recognize revenues to depict the transfer of goods or services to customers in an amount that reflects the consideration to which it expects to be entitled in exchange for those goods or services when performance obligations are satisfied. In accordance with ASC 606, revenues are recognized when the Group satisfies the performance obligations by delivering the promised goods or services to the customers, in an amount that reflects the consideration the Group expects to be entitled to in exchange for those goods or services. The following five steps are applied to achieve that core principle:

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

Uni-Fuels Holdings Limited

Notes to Consolidated Financial Statements

2. Summary of Significant Accounting Policies (Continued)

The Group’s principal revenue streams include:

Sales of marine fuels

The Group enters into a distinct agreement with its customer, through an order confirmation, to sell marine fuels in exchange for sales proceeds. The Group’s promise to sell marine fuels to its customer is considered distinct and is identified as one performance obligation. The Group charges its customer sales proceeds at a fixed amount, which is explicitly stated in the contract through order confirmation and is based on the volume of marine fuels supplied to the customer.

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

Sources of revenues

Both sales of marine fuels and brokerage commissions were recognized at a point in time for the years ended December 31, 2025, 2024 and 2023.

The Group generates its revenue through its key operating subsidiaries in Singapore and Dubai. Disaggregated information of revenues by geographic locations, which is based on the locations at which the marine fuels are delivered to the customers is as follows:

	For the Years Ended December 31,
	2025		2024	2023
Geographic locations
Sales of marine fuels
China		$29,771,155	$13,339,546	$3,958,669
Hong Kong		10,593,903	4,001,824	3,886,888
Malaysia		78,485,394	44,073,880	8,577,514
Singapore		90,371,606	58,370,083	38,692,637
South Korea		8,594,496	6,105,287	1,533,270
United Arab Emirates		5,558,863	3,756,984	548,177
Vietnam		962,649	340,174	1,549,407
Thailand		3,641,697	4,693,086	1,998,602
Indonesia		4,365,274	4,348,622	180,898
Timor-Leste		-	2,553,700	-
India		9,057,960	1,721,256	759,286
Spain		7,252,415	1,123,811	332,559
Others		15,217,937	10,752,610	8,133,873

Subtotal		$263,873,349	$155,180,863	$70,151,780

Brokerage commissions
China	$		$-	$211,930
Singapore		13,539	-	209,221
South Korea		-	-	39,895
Others		698	12,150	172,702
Subtotal		$14,237	$12,150	$633,748

Total		$263,887,586	$155,193,013	$70,785,528

Uni-Fuels Holdings Limited

Notes to Consolidated Financial Statements

2. Summary of Significant Accounting Policies (Continued)

Contract Assets and Contract Liabilities

The Group classifies its right to consideration in exchange for goods or services transferred to a customer as either a receivable or a contract asset. A receivable is a right to consideration that is unconditional as compared to a contract asset which is a right to consideration that is conditional upon factors other than the passage of time. The Group recognizes accounts receivable in its consolidated balance sheets when it transfers the goods or performs services in advance of receiving consideration and it has the unconditional right to receive consideration. A contract asset is recorded when the Group has transferred the goods or services to the customer before payment is received or is due, and the Group’s right to consideration is conditional on future performance or other factors in the contract. As of December 31, 2025 and 2024, the Group did not have any contract assets.

Contract liabilities are recognized if the Group receives consideration prior to satisfying the performance obligations, which include customer advances and deferred revenue under service arrangements. As of December 31, 2025 and 2024, the Group did not have any contract liabilities.

Cost of revenues

Cost of revenue primarily consists of the cost of marine fuels and commission fees incurred during the sales and distribution of marine fuels.

Employee benefit plan

Employees of the Group located in Singapore participate in a compulsory retirement benefit scheme, as mandated by local laws. Contributions to this scheme are made by both the Group and its employees, based on certain percentages of the employees’ relevant salary income, which varies by age bracket. These contributions are subject to a monthly income cap, which was SG$6,800 (equivalent to $4,510) effective from January 1, 2024, increased to SG$7,400 (equivalent to $4,908) effective from January 1, 2025. For the years ended December 31, 2025, 2024 and 2023, the total amounts charged to the consolidated statements of operations and comprehensive income for the Group’s contributions were $175,431, $115,511 and $51,692, respectively.

Borrowing costs

All borrowing costs are recognized as interest expense in the consolidated statements of operations and comprehensive income in the period in which they are incurred.

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

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. The Group did not have any significant uncertain tax positions nor interest and penalty associated with tax positions as of December 31, 2025 and 2024.

Segment reporting

Operating segments are defined as components of an entity for which separate financial information is available and that is regularly reviewed by the Chief Operating Decision Maker (“CODM”) in deciding how to allocate resources to an individual segment and in assessing performance. The Company’s Chief Executive Officer and Chief Financial Officer jointly perform the function of the Chief Operating Decision Maker (“CODM”). The CODM reviews financial information presented on a consolidated basis for purposes of making operating decisions, allocating resources, and evaluating financial performance. As such, the Company has determined that it operates as one operating segment. The Company has concluded that consolidated net income is the measure of segment profitability. The CODM assesses performance for the Company, monitors budget versus actual results, and determines how to allocate resources based on consolidated net income as reported in the consolidated statements of operations. There are no other expense categories regularly provided to the CODM that are not already included in the primary financial statements herein.

Uni-Fuels Holdings Limited

Notes to Consolidated Financial Statements

2. Summary of Significant Accounting Policies (Continued)

Comprehensive Income

Comprehensive income is defined as the changes in equity of the Group during a period from transactions and other events and circumstances excluding transactions resulting from investments by owners and distributions to owners. Comprehensive income consists of two components, net income and other comprehensive income. Other comprehensive income refers to revenue, expenses, gains and losses that under U.S. GAAP are recorded as an element of shareholders’ equity but are excluded from net income. For the years ended December 31, 2025, 2024 and 2023, the Group recognized   other comprehensive loss of $793, other comprehensive income of $145 and $nil, respectively.

Earnings per share

Earnings per share is calculated in accordance with ASC 260, Earnings Per Share. Basic earnings per share is computed by dividing net income attributable to each class of ordinary shareholders by the weighted average number of shares of that particular class outstanding during the year.

Diluted earnings per share is calculated by dividing net income attributable to each class of ordinary shareholders, as adjusted for the effect of dilutive ordinary equivalent shares of that class, if any, by the weighted average number of that particular class of ordinary and dilutive ordinary equivalent shares outstanding during the period. Ordinary equivalent shares consist of the ordinary shares issuable upon the conversion of one class of ordinary shares to another in accordance with the Memorandum and Articles of Association of the Company. Ordinary share equivalents are excluded from the computation of diluted earnings per share if their effects would be anti-dilutive. Basic and diluted earnings per share are presented in the Group’s consolidated statement of comprehensive income.

As of December 31, 2025 and 2024, each Class B ordinary share could be converted any time at the holder’s option into one Class A ordinary share whilst Class A ordinary shares could not be converted into Class B ordinary shares. In addition, holders of both Class A and Class B ordinary shares were entitled to receive dividends paid by the Company at the same rate and had equal rights to the surplus assets of the Company upon its liquidation, as stipulated in the Company’s Memorandum and Articles of Association. These shares ranked pari passu in all other respects. Basic and diluted earnings per share are calculated by referring to the rights and characteristics of these two classes of ordinary shares respectively.

Translation of foreign currencies

The Group’s principal place of operations is Singapore. The financial position and results of its operations are determined using the U.S. Dollars (“US$” or “$”), as the functional currency. The Company’s consolidated financial statements are presented in US$. Foreign currency transaction gains and losses are recognized upon settlement of foreign currency transactions. In addition, for unsettled foreign currency transactions, foreign currency transaction gains and losses are recognized for changes between the transaction exchange rates and month-end exchange rates. Foreign currency transaction gains and losses are included in other expense (income) in the consolidated statements of operations and comprehensive income in the period incurred.

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

As of December 31, 2025 and 2024, financial instruments of the Group comprised primarily cash and cash equivalents, accounts receivable, other assets, borrowings, accounts payable, amounts due to related parties, accrued expenses and other liabilities. The Group concludes that the carrying amounts of these financial instruments approximate their fair values because of the short-term nature of these instruments.

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

In November 2024, the FASB issued ASU 2024-03, Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses (ASU 2024-03), which requires disaggregation of income statement expenses. ASU 2024-03 is effective for annual periods beginning after December 15, 2026, and interim periods within those annual periods. Early adoption is permitted. The Group’s management does not believe the adoption of ASU 2024-03 will have a material impact on its consolidated financial statements and disclosures.

In January 2025, the FASB issued ASU 2025-01, Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40): Clarifying the Effective Date (ASU 2025-01), which clarifies the effective date of ASU 2024-03. ASU 2025-01 is effective for annual periods beginning after December 15, 2026, and interim periods within annual periods beginning after December 15, 2027. Early adoption is permitted. The Group’s management does not believe the adoption of ASU 2025-01 will have a material impact on its consolidated financial statements and disclosures.

In July 2025, the FASB issued ASU 2025-05, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets (ASU 2025-05), which amends guidance on the measurement of credit losses for accounts receivable and contract assets. ASU 2025-05 is effective for annual reporting periods beginning after December 15, 2025, and interim periods within those annual periods. Early adoption is permitted. The Group’s management does not believe the adoption of ASU 2025-05 will have a material impact on its consolidated financial statements and disclosures.

Except as mentioned above, the Group does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the Group’s consolidated balance sheet, consolidated statements of operations and comprehensive loss and consolidated statement of cash flows.

Uni-Fuels Holdings Limited

Notes to Consolidated Financial Statements

3. Significant Risks

Currency risk

The functional currencies of the Group are US$   and these consolidated financial statements are presented in US$. The Group’s business activities and its assets and liabilities are predominately denominated in the functional currency. The Group is not exposed to significant foreign currency risk as majority of the operations and transactions are denominated in the functional currency.

Concentration and credit risks

Financial instruments that potentially subject the Group to credit risks consist of cash and cash equivalents, accounts receivable and other assets. The maximum exposures of such assets to credit risk are their carrying amounts as of the balance sheet dates.

As of December 31, 2025 and 2024, $12,487,691 and $4,324,956 were deposited with these banks, respectively. The Group deposits majority of its cash with reputable banks located in Singapore and Dubai. Balances maintained with banks in Singapore are insured under the Deposit Insurance Scheme introduced by the Singapore Deposit Insurance Corporation Limited. The maximum insured amount was SG$75,000 (equivalent to $49,745) until March 31, 2024, after which it was increased to SG$100,000 (equivalent to $66,326) commenced from April 1, 2024, for each depositor at one bank, whilst the balances maintained by the Group may at times exceed the insured limits. Balances maintained with banks in Dubai are insured under the statutory Deposit Guarantee Scheme. The maximum insured amount was AED$100,000 (equivalent to $23,188), for each depositor at one bank, whilst the balances maintained by the Group may at times exceed the insured limits. Cash balances maintained with banks in Singapore and Dubai are not otherwise insured by the Federal Deposit Insurance Corporation or other programs. The Group has not experienced any losses in these bank accounts and management believes that the Group is not exposed to any significant credit risk on cash and restricted cash.

Assets that potentially subject the Company to significant credit risks primarily consist of accounts receivable and other assets. The Group performs regular and ongoing credit assessments of the counterparts’ financial conditions and credit histories. The Group also assesses historical collection trends, aging of receivables and general economic conditions. The Group considers that it has adequate controls over these receivables in order to minimize the related credit risk. As of December 31, 2025, and 2024, the balances of allowance for credit losses were $12,148 and $12,148, respectively.

For the years ended December 31, 2025, 2024 and 2023, most of the Group’s assets were located in Singapore and Dubai. At the same time, the Group considers that it is exposed to the following concentrations of risk:

(a)	Major customers

For the year ended December 31, 2025, no customer accounted for 10% or more of the Group’s revenues.   For the year ended December 31, 2024, there was one customer accounting for 10% or more of the Group’s revenues and it accounted for 13% of the Group’s total revenues for that year. For the year ended December 31, 2023, no customer accounted for 10% or more of the Group’s revenues.

As of December 31, 2025, no customer accounted for 10% or more of the Group’s total balances of accounts receivable. As of December 31, 2024, there was one customer whose receivables accounted for 10% or more of the Group’s total balances of accounts receivable and it accounted for approximately 12% of the total balances of receivables from customers.

(b)	Major vendors

For the year ended December 31, 2025, one vendor accounted for 10% or more of the Group’s cost of revenues. Cost of revenues charged by the vendor for the year ended December 31, 2025 represented 17% of the Group’s cost of revenues for that year. For the year ended December 31, 2024, one vendor accounted for 10% or more of the Group’s cost of revenues. Cost of revenues charged by the vendor for the year ended December 31, 2024 represented 17% of the Group’s cost of revenues for that year. For the year ended December 31, 2023, one vendor accounted for 10% or more of the Group’s cost of revenues. Cost of revenues charged by the vendor for the year ended December 31, 2023 represented 13% of the Group’s cost of revenues for that year.

As of December 31, 2025, there were two vendors whose payables accounted for 10% or more of the Group’s total balances of accounts payable and they accounted for approximately 16% and 10% of the total balance of accounts payables. As of December 31, 2024, there were three vendors whose payables accounted for 10% or more of the Group’s total balances of accounts payable and they accounted for approximately 16%, 12% and 11% of the total balance of accounts payables, respectively.

Interest rate risk

Fluctuations in market interest rates may negatively affect the Group’s financial condition and results of operations. The Group is exposed to floating interest rate risk on bank deposits and trade financing, particularly during periods when the interest rate is expected to change significantly. Nevertheless, given the amounts of bank deposits and bank borrowings in question, the Group considers its interest rate risk not material, and the Group has not used any derivatives to manage or hedge its interest rate risk exposure.

Uni-Fuels Holdings Limited

Notes to Consolidated Financial Statements

4. Accounts Receivable, Net

As of December 31, 2025 and 2024, accounts receivable consisted of the following balances:

	As of December 31,
	2025	2024
Third parties
Accounts receivable related to sales of marine fuels	$26,266,112	$11,469,112
Less: allowance for credit losses	(10,423)	(10,423)
Total accounts receivable – third parties, net	$26,255,689	$11,458,689

The movement of allowance for credit losses is as follows:

	As of December 31,
	2025	2024	2023
Balance at January 1	$10,423	$13,281	5,408
(Reversal of)/Provision for credit losses	-	(2,858)	7,873
Balance at December 31	$10,423	$10,423	13,281

5. ROU Assets and Operating Lease Liabilities

As of December 31, 2025 and 2024, the Group had the following lease arrangements. The lease terms presented below represent the lease periods used for measurement purposes, including non-cancellable periods together with renewal options that the Group is reasonably certain to exercise, in accordance with ASC 842.

Description of lease	Lease term
Office at Beach Centre, Singapore	3 years and 2 months from April 1, 2023 to May 31, 2026
Office at Seoul, South Korea	2 years from March 4, 2024 to March 3, 2026 (including a 1-year renewal option assessed as reasonably certain to be exercised)
Office at Shanghai, China	2 years from March 3, 2025 to March 9, 2027

a)	Amounts recognized in the consolidated balance sheets:

	As of December 31,
	2025	2024
Right-of-use assets	$79,614	$133,103

Operating lease liabilities
Current	$78,281	$104,267
Non-current	6,321	41,011
	$84,602	$145,278

Weighted average remaining lease terms (in years)	0.81	1.39

b)	Information related to operating lease activities during the years ended December 31, 2025, 2024 and 2023 are as follows:

	For the Years Ended December 31,
	2025	2024	2023
ROU assets obtained in exchange for operating lease liabilities	$73,808	$29,338	259,269

Amortization of ROU assets	127,297	94,099	61,406
Accretion of operating lease liabilities	5,995	8,913	8,410
Total operating lease expenses	$133,292	$103,012	69,816

c)	The following table summarizes the remaining contractual maturities of lease liabilities, categorized by the years in which such lease liabilities are required to be settled, under operating leases as of December 31, 2025:

During the year ended December 31,
2026	$79,565
2027	6,345
Total future lease payments	$85,910
Less: imputed interest	(1,308)
Present value of lease obligations	$84,602

The weighted-average discount rate used to determine the operating lease liabilities as of December 31, 2025 and 2024 was 4.6% and 4.6%, respectively.

Uni-Fuels Holdings Limited

Notes to Consolidated Financial Statements

6. Property and Equipment, Net

As of December 31, 2025 and 2024, property and equipment, net, consisted of the following:

	As of December 31,
	2025	2024
Leasehold improvements	$87,687	$87,687
Furniture, fixture and office equipment	34,933	26,050
Computer equipment	65,280	38,004
Motor vehicle	284,610	284,610
Less: accumulated depreciation	(187,549)	(106,766)
Total property and equipment, net	$284,961	$329,585

Depreciation expenses were $80,783, $74,490 and $32,275 for the years ended December 31, 2025, 2024 and 2023, respectively.

7. Prepayments and Other Assets, Net

	As of December 31,
	2025	2024
Prepaid expenses	$116,933	$65,614
Other assets	74,298	40,423
Prepaid GST	128,031	130,073
Less: allowance for credit losses	(1,725)	(1,725)
Total prepayments and other assets, net	317,537	234,385
Less: amounts classified as non-current assets	(1,486)	(4,457)
Amounts classified as current assets	$316,051	$229,928

The movement of allowances for credit losses is as follows:

	As of December 31,
	2025	2024	2023
Balance at January 1	$1,725	$600	$-
Provision for credit losses	-	1,125	600
Balance at December 31	$1,725	$1,725	$600

8. Borrowings

As of December 31, 2025 and 2024, borrowings consisted of the following:

	As of December 31,
	2025	2024
Trade financing	$1,215,217	$1,510,249
Issuance of commercial paper	3,000,000	-
	$4,215,217	$1,510,249

On July 11, 2024, a financial institution in Singapore, granted the Group banking facilities for 12 months through July 2025, and subsequently on 16 July 2025, extended the banking facilities for 12 months through July 2026, comprising (i) a trade financing facility of US$3,000,000, with an interest rate of 1.65% per annum over the bank’s cost of funds and a financing period of up to 45 days for supplier invoices, and (ii) a foreign exchange facility of US$2,000,000, with a maximum tenor of 3 months. As of December 31, 2025 and 2024, only the trade financing facilities were drawn down, with an outstanding balance of $1,215,217 and $1,510,249, respectively. The outstanding balances as of December 31, 2025 and 2024 were fully repaid on January 16, 2026 and January 21, 2025, respectively. The banking facilities were personally guaranteed by the Company’s Chief Executive Officer.

On October 18, 2025, the Group completed the offering of its 3M USD Commercial Paper Series 002, successfully raising $3,000,000, at an interest rate of 7% per annum for a tenor of 3 months on ADDX, a private market platform regulated by the Monetary Authority of Singapore. The outstanding as of December 31, 2025 was fully repaid on January 14, 2026.

No other significant covenants were noted in the Group’s banking facilities.

For the years ended December 31, 2025, 2024 and 2023, the weighted average annual interest rates for the trade financing were approximately 6.0%, 8.0% and 9.0%, respectively. Interest expenses for the years ended December 31, 2025, 2024 and 2023, was $165,972, $75,060 and $18,280, respectively and relate solely to trade financing arrangements and the issuance of commercial paper.

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

The Company considered the above allotment of 29,999,999 Class B ordinary shares part of its recapitalization prior to the completion of its initial public offering. This allotment was solely intended to increase the number of shares and represented an adjustment to the Company’s share structure, aimed at realigning its capital structure to facilitate the subsequent issuance of new shares for the IPO. The shares were issued at par value, with no consideration paid. Therefore, the Company considers the allotment of 29,999,999 Class B ordinary shares to be a share split. The Company believed that it is appropriate to reflect the above transactions on a retroactive basis pursuant to ASC 260, Earnings Per Share, ASC 505, Equity and SAB Topic 4C. All shares and per share amounts used herein and in the accompanying audited consolidated financial statements   have been retroactively restated to reflect the above transactions. By recognizing the above transactions on a retroactive basis, 30,000,000 Class B ordinary shares were issued and outstanding as of December 31, 2023.

Contrary to the allotment, the conversions of 6,000,000 and 1,350,000 Class B ordinary shares into Class A ordinary shares were accounted for prospectively and were recognized by the Company on September 4, 2024 and September 25, 2024, respectively.

On January 15, 2025, the Company consummated its initial public offering (“IPO”) of 2,100,000 Class A Ordinary Shares. On February 4, 2025, the underwriter exercised the OA Option in full to purchase 315,000 additional Class A Ordinary Shares from the Company.

During the year ended December 31, 2025, the Company allotted 50,000 Class A ordinary shares with par value of US$0.0001 each to a consultant for services rendered. The shares were valued at $0.86 per share, representing the fair value on the grant date.   The transaction was accounted for as equity-classified share-based compensation. Total expense recognized for these services was $42,755, which is included in General and administrative expenses.

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

Accumulated other comprehensive income

The accumulated other comprehensive income comprises foreign currency differences arising from the translation of the financial statements of foreign operations.

Dividend distribution

On June 6, 2023, the Group resolved to distribute a dividend of $30.9997 per ordinary share, totaling $3,099,999, to its shareholder. The declared dividend was settled by offsetting against the capital contribution from its shareholder accordingly.

Uni-Fuels Holdings Limited

Notes to Consolidated Financial Statements

10. Income Taxes

Cayman Islands

Under the current and applicable laws of Cayman Islands, the Group is not subject to tax on income or capital gains under this jurisdiction. The Group’s income taxes relate primarily to its operations in Singapore. For the year ended December 31, 2025, 2024 and 2023, the income tax expense, deferred tax assets, and deferred tax liabilities associated with the Group’s other subsidiaries were not material to the consolidated financial statements, either individually or in the aggregate.

Singapore

Uni-Fuels is incorporated in Singapore and is subject to Singapore Corporate Income Tax on its taxable income as reported in their respective statutory financial statements, adjusted in accordance with relevant Singapore tax laws. For the year ended December 31, 2023, Uni-Fuels was eligible under the tax exemption scheme for new start-up companies introduced under Section 43 of the Income Tax Act 1947 of Singapore. For eligible entities under the tax exemption scheme, a 75% exemption on the first SG$100,000 (equivalent to $66,326) of normal chargeable income and a further 50% exemption on the next SG$100,000 (equivalent to $66,326) of normal chargeable income were granted for their first three consecutive years of assessment.

For the years ended December 31, 2024 and 2025, Uni-Fuels was eligible for the partial tax exemption scheme introduced under Section 43 of the Income Tax Act 1947 of Singapore. For eligible entities under the partial tax exemption scheme, a 75% exemption on the first SG$10,000 (equivalent to $6,633) of normal chargeable income and a further 50% exemption on the next SG$100,000 (equivalent to $66,326) of normal chargeable income were granted. For any other entities, the applicable income tax rate is 17% on the entire chargeable income.

The current and deferred portions of the income tax expense included in the consolidated statements of operations and comprehensive income as determined in accordance with ASC 740 are as follows:

	For the Years Ended December 31,
	2025	2024	2023
Current taxes	$139,904	$103,305	$180,024
Deferred taxes	(5,898)	(5,177)	14,339
Income tax expense	$134,006	$98,128	$194,363

A reconciliation of the difference between the expected income tax expense computed at Singapore income tax rate of 17% and the Group’s reported income tax expense is shown in the following table:

	For the Years Ended December 31,
	2025	2024	2023
(Loss)/Income before income tax expense	$(1,616,654)	$269,725	$1,406,150
Applicable income tax rate	17%	17%	17%
Income tax expense at applicable income tax rate	$(274,831)	$45,853	$239,046
Non-deductible expenses
- Bank fees	-	3,060	-
- Consultancy and professional fees	36,494	-	-
- Depreciation	4,839	4,839	-
- Entertainment expenses	-	833	-
- Others	11,434	2,045	2,039
Income not subject to tax	-	-	(2,777)
True up adjustments for taxes for prior year	19,925	12,280	-
Difference from the effect of tax rates in a foreign jurisdiction	373,077	70,502	-
Effect of tax exemption scheme and tax reduction	(36,932)	(41,284)	(43,945)
Income tax expense	$134,006	$98,128	$194,363

Deferred tax

The Group measures deferred tax assets and liabilities based on the difference between the financial statement and tax bases of assets and liabilities at the applicable tax rates. Components of the Group’s deferred tax assets and liabilities are as follows:

	As of December 31,
	2025	2024
Deferred tax assets:
Allowance for credit loss	$2,065	$2,065
Operating lease liabilities	6,538	21,732
Others	1,807	1,726

Total deferred tax assets	$10,410	$25,523

Deferred tax liabilities:
Depreciation and amortization	(6,703)	(13,290)
ROU assets	(5,799)	(19,718)
Others	(253)	(758)

Total deferred tax liabilities	$(12,755)	$(33,766)

Deferred tax liabilities, net	$(2,345)	$(8,243)

Movement of the Group’s deferred tax (liabilities) assets during the years is as follows:

	2025	2024	2023
Balance at January 1	$(8,243)	$(13,420)	$919
Credited/(Charged) to the consolidated statements of operations and comprehensive income	5,898	5,177	(14,339)
Balance at December 31	$(2,345)	$(8,243)	$(13,420)

Under relevant Singapore tax laws, tax cases are normally subject to investigation by the tax authority for up to 4 years of assessment prior to the current year of assessment for Corporate Income Tax, and 5 years from the end of the prescribed accounting period for Goods and Services Tax. As of December 31, 2025, Corporate Income Tax returns for the years of assessment 2023, 2024 and 2025 remain open for statutory examination and the Group had no open tax investigations from the tax authority.

Uni-Fuels Holdings Limited

Notes to Consolidated Financial Statements

11. Related Party Transactions and Balances

a. Nature of relationships with related parties

Name	Relationship with the Company
Goh Wee Huan	Controlling shareholder and a director of Uni-Fuels from December 22, 2022 to December 8, 2023
Koh Kuan Hua	Controlling shareholder and director of the Company
Garden City Private Capital Limited	Major shareholder of the Company and wholly owned by Koh Kuan Hua
Sea Oil Petroleum Pte. Ltd.	Under significant influence of Koh Kuan Hua from January 1, 2022 to October 31, 2023

b. Transactions with related parties

			For the Years Ended December 31,
Name		Nature	2025	2024	2023
Sea Oil Petroleum Pte. Ltd.	(1)	Sales of marine fuels	$-	$-	$2,184,911

Sea Oil Petroleum Pte. Ltd.	(2)	Brokerage commissions	$-	$-	$491,269

Sea Oil Petroleum Pte. Ltd.	(1)	Purchase of marine fuels	$-	$-	$8,839,579

Goh Wee Huan	(3)	Advances from a related party	$-	$-	$678,259

Garden City Private Capital Limited	(4)	Advances to a shareholder	$-	$8,534	$-

(1)	The amounts for the year ended December 31, 2023 represented proceeds from sales of marine fuels to and cost of marine fuels purchased from the related party. The Group engaged in reciprocal transactions with the related party, encompassing both the sale and purchase of marine fuels. These transactions were conducted based on advantageous positioning, with each party utilizing their relative strengths in specific marine fuels products across various ports for each transaction at the time.
(2)	The amount for the year ended December 31, 2023 represented brokerage commissions generated from the related party.
(3)	The transactions represented advances from the shareholder for operational purposes during the year ended December 31, 2023. The advances were unsecured, non-interest bearing, and repayable on demand. Out of the total advances of $678,259, $400,258 was repaid by the Group in 2024, leaving $269,467 outstanding as at December 31, 2024. The balances were subsequently assigned by Goh Wee Huan to Koh Kuan Hua, coinciding with the transfer of ownership in the Uni-Fuels from Goh Wee Huan to Koh Kuan Hua on December 8, 2023.
(4)	The transactions represented advances to a shareholder during the year ended December 31, 2024. The advances were unsecured, non-interest bearing, and repayable on demand.

c. Balance with related parties

			As of December 31,
Name		Nature	2025	2024
Koh Kuan Hua	(1)	Amounts due to a related party	$-	$269,467

(1)	The balances as of December 31, 2024 represented the advances from the shareholder for operational purposes and was assigned by Goh Wee Huan to Koh Kuan Hua. The balances were unsecured, non-interest bearing and repayable on demand.

Uni-Fuels Holdings Limited

Notes to Consolidated Financial Statements

12. Commitments and Contingencies

Commitments

As of December 31, 2025 and 2024, the Group had neither significant financial nor capital commitment.

Contingencies

As of December 31, 2025, and 2024, the Group was not a party to any legal or administrative proceedings. The Group further concludes that there were no legal or regulatory proceedings, either individually or in the aggregate, that could have resulted in an unfavorable outcome with a material adverse effect on the Group’s results of operations, consolidated financial condition, or cash flows.

13. Segment information

The Group uses the management approach to determine reportable operating segments. The management approach considers the internal organization and reporting used by the Company’s CODM, specifically the Group’s CEO and CFO, for making decisions, allocating resources and assessing performance.

The Group does not distinguish revenues, costs and expenses between segments in its internal reporting, but instead reports costs and expenses by nature as a whole. Based on the management’s assessment, the Group determines that it has only one operating segment and therefore one reportable segment as defined by ASC 280. Furthermore, the majority of the Group’s revenue are derived in or from Singapore with substantial operation being carried out in Singapore. Therefore, no geographical segments are presented. The Group concludes that it has only one reportable segment. As such, all financial segment information required by the authoritative guidance can be found in these consolidated financial statements.

14. Subsequent Events

The Group has evaluated subsequent events through April 22, 2026, the date the consolidated financial statements were available to be issued. The Group has identified the following subsequent events that require disclosure in the consolidated financial statements.

On January 17, 2026, the Group completed the offering of its 3M USD Commercial Paper Series 003, successfully raising $3,000,000, at an interest rate of 6.5% per annum for a tenor of 3 months through ADDX, a private market platform regulated by the Monetary Authority of Singapore.

On April 17, 2026, the Group completed the offering of its 3M USD Commercial Paper Series 004, successfully raising $3,000,000, at an interest rate of 6.25% per annum for a tenor of 3 months through ADDX, a private market platform regulated by the Monetary Authority of Singapore.

The outstanding of the Group’s 3M USD Commercial Paper Series 003 was fully repaid on April 17, 2026.

Subsequent to December 31, 2025, geopolitical tensions in the Middle East have escalated, resulting in increased volatility in global oil prices and potential disruptions to marine fuel supply and shipping routes. The Group is continuing to monitor the situation and assess its potential impact on its operations, financial position, and cash flows. As of the date of issuance of these consolidated financial statements, the Group has not experienced significant disruptions to its operations; however, the ultimate impact of these events remains uncertain.

